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MICROFICHE CONTROL LABEL

REGISTRANT'S NAME   e-Kong

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED

APR 30 2008

THOMSON REUTERS

FILE NO. 82- 34653

FISCAL YEAR 12-31-07

• Complete for initial submissions only •• Please note name and address changes

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DAT: 4/28/08

e-KONG Group Limited

Annual Report 2007

Stock code: 524

Looking ahead



Corporate Information

Board of Directors
Executive Directors
Richard John Siemens *(Chairman)*
Lim Shyang Guey

Non-executive Director
William Bruce Hicks

Independent Non-executive Directors
Shane Frederick Weir
John William Crawford J.P.
Gerald Clive Dobby

Company Secretary
Lau Wai Ming Raymond

Auditors
Mazars CPA Limited
Certified Public Accountants

Legal Advisers
Deacons
Conyers Dill & Pearman

Principal Bankers
The Hongkong and Shanghai Banking
    Corporation Limited
Bank of China (Hong Kong) Limited
DBS Bank Limited
The Bancorp Bank

Registered Office
Clarendon House
2 Church Street
Hamilton HM11
Bermuda

Principal Place of Business
3705 Gloucester Tower
The Landmark
15 Queen's Road Central
Hong Kong
Tel: +852 2801 7188
Fax: +852 2801 7238

Stock Codes
Hong Kong Stock Exchange:	524
Ticker Symbol for ADR:	EKONY
CUSIP Reference Number:	26856N109

Website
www.e-kong.com

Principal Share Registrar
Butterfield Fund Services (Bermuda) Limited
Rosebank Centre
11 Bermudiana Road
Pembroke
Bermuda

Branch Share Registrar in Hong Kong
Tricor Secretaries Limited
26th Floor
Tesbury Centre
28 Queen's Road East
Wanchai
Hong Kong

ADR Depositary
The Bank of New York Mellon
BNY Mellon Shareowner Services
P.O. Box 11258
Church Street Station
New York, NY 10286-1258
USA

Table of Contents

	2007 HK$'000	2006 HK$'000	% change
Turnover	795,252	702,810	+13%
EBITDA	65,673	57,205	+15%
Net Assets	224,490	132,117	+70%
Cash and Bank Balances	181,662	100,362	+81%

**Turnover
(HK$'000)**



**EBITDA
(HK$'000)**



**Net Assets
(HK$'000)**



**Cash and Bank Balances
(HK$'000)**



e-KONG Group's principal operating subsidiaries are in the business of providing telecommunication services. The Company is listed on the main board of the Hong Kong Stock Exchange (SEHK: 524) and maintains a sponsored Level 1 ADR programme through The Bank of New York Mellon (Ticker Symbol: EKONY).

The Group's key operating business ZONE, currently having operations in the United States, China, Hong Kong and Singapore, provides a diverse range of voice and data telecommunication solutions and services, utilising the latest technology and IP-based facilities that offers customers a variety of features and value-added services tailor-made to suit their needs while empowering them with tools to manage their telecommunications requirements. ZONE also offers global IP-based communication services under the brandname *ZoiPPE* which, besides allowing users to stay connected with their friends and family via a softphone, also offer web-enabled click-to-call and multi-party conferencing features.

The Group continued to build up its core ZONE telecommunication business in 2007. We achieved a record annual turnover of HK$795.3 million with a double digit year-on-year increase of 13.2%, while during the same period EBITDA and net profit increased by 14.8% and 8.8%, respectively, over last year. These encouraging results further enhance our strong balance sheet and cash position. The above revenue and profit growth was achieved amid mounting pressures on profit margins resulting from an increasingly competitive market and inflationary operating costs in the countries which our business is located. Ongoing efforts and innovations by the ZONE operating units, including our commitment to deliver high quality services, streamlining of business processes and procedures, maintaining long-term partnerships with key suppliers, introducing new products and services and expanding into offshore markets, have been a vital ingredient to maintaining our business growth in 2007.

Over the past few years, we have been able to sustain our growth by progressively evolving the ZONE business model to keep abreast with the rapid changes in the telecommunications industry. ZONE, which started out as a reseller of "commoditised" IDD and domestic long distance voice services, is gradually transforming itself to become a solution-based telecom service provider by offering a diverse range of telecom products and value-added services tailor-made to suit customers' needs.

During 2007, ZONE made further progress in remodelling itself so as to evolve with the changes in this dynamic industry.

ZONE, having recognised early the need to embrace Next Generation Networks (NGN) technologies, has progressively replaced its TDM-based equipment with IP-based switch technology having softswitch functionalities and multiple protocol capabilities. Benefiting from the upgraded service platform, we have extended our international market reach, increased our routing and carrier flexibility and

introduced new suites of products and services. For example, in addition to providing traditional voice services over local telephone lines, we are able to broaden our revenue base by utilising these facilities to provide new and high quality service offerings such as IP-transport and wholesale services as well as innovative web services such as *ZoiPPE* softphone and other web applications like *Zoip-Me* click-to-call services and the upgraded *ZoiPPE Link-up* with multi-party teleconference features.

The rapid growth in demand for mobile services as well as the development of fixed-mobile convergence (FMC) is likely to cause a significant ongoing impact on the Group's existing business. This evolution in the telecommunications industry is progressively blurring the distinction between fixed and mobile networks and offerings as well as diminishing the demarcation between voice and data services. Again recognising the challenges and opportunities of this development, and capitalising on the management team's expertise and experience in operating wireless networks around the world, the Group has made its initial foray into the wireless industry by entering into the mobile voice and data services market in the United States as a Mobile Virtual Network Operator (MVNO). ZONE US is rolling out these services first to its existing independent local exchange carrier (ILEC) customers, while at the same time it has achieved some early success in securing contracts with other local exchange carriers including competitive local exchange carriers (CLECs).

In Asia, further liberalisation of the telecommunications industry and the issuance of new licences such as the Broadband Wireless Access (BWA) and Unified Access Services Licence (UASL) have also presented copious opportunities for the Group to participate in acquiring some of these licences. Also, the deployment of advanced BWA technologies, such as the "disruptive" Worldwide Interoperability for Microwave Access (WiMAX) technology, offers non-incumbent players like us the ability to quickly and cost-effectively offer broadband services via wireless

access, particularly in the developing markets and the multimedia infotainment services in the more developed and mature markets. The timely alignment of these factors is attracting the interest of many global industry players and financial investors to participate in this potentially lucrative business. Realising the strategic importance of penetrating into the wireless business in Asia, we will invest substantial resources and efforts in pursuing BWA opportunities in various Asian countries.

Looking ahead, the Group expects that ZONE will continue its growth path through an increasing contribution from the non-traditional voice business such as international IP-wholesale and direct dedicated services, and also a growing contribution from its operations in China. In line with the market trend moving towards fixed-mobile convergence of services, we will focus on promoting our mobile services in the United States and actively pursue opportunities to participate in the roll out and provision of BWA services in Asia.

On behalf of the board, I would like to extend our appreciation to all employees for their invaluable efforts, dedication and commitment to the Group and to thank all customers, shareholders, business associates and professional advisers for their continuous support.

Richard John Siemens
Chairman
1 April 2008

For the year ended 31 December 2007, the Group's core telecommunication business maintained its momentum with steady growth. The Group achieved a record turnover of HK$795.3 million, representing a year-on-year growth of 13.2%. The increase in revenue was mainly contributed by operations in the United States. The Group's net profit rose by 8.8%, from HK$40.6 million in 2006 to HK$44.2 million. EBITDA increased 14.8% to HK$65.7 million when compared to HK$57.2 million for the previous year. The Group's balance sheet position remained healthy with total net assets of HK$224.5 million, representing an increase of 69.9% over the prior year, while cash and bank balances further strengthened to HK$181.7 million.

In 2007, ZONE operations in the United States ("ZONE US") posted a year-on-year turnover increase of 16.7% from HK$599.0 million to HK$698.9 million. The increase in turnover was due primarily to facility improvements made to expand the offering of IP-based services which attracted more application-driven domestic US customers. Also, the IP technology improvements allowed ZONE US to expand sales outside the US to international customers. The wholesale segment of business expanded beyond the successful Independent Local Exchange Carrier ("ILEC") market to encompass smaller resellers across the US, as ZONE US's buying power with first and second tier carriers improved due to increased buying volume and technology improvements at its facilities. ZONE US also continued, through the collaboration with its counterparts in Asia, to provide more competitive rates and quality routes to Asia for its customers.

During the year under review, ZONE US entered into an agreement with a first tier long distance carrier to extend a national network to its facilities in Los Angeles. This provides ZONE US with the ability to offer direct dedicated services to enterprise and wholesale customers and to allow for improved margins while providing more competitive pricing to customers. It also provides redundancy and diversity routing for ZONE's VoIP customers, a unique offering which most VoIP providers in the US are not able to offer.

ZONE US, in addition, expanded its service offerings to include mobile voice and data services after reaching an agreement with a major US wireless network provider in the first half of the year. Following timely completion of technical and business process integration, ZONE US successfully launched its Mobile Virtual Network Operator ("MVNO") services and has signed contracts with both its ILEC and Competitive Local Exchange Carrier (CLEC) customers for reselling mobile services.

Turnover from ZONE's operations in Asia ("ZONE Asia") for 2007 amounted to HK$94.4 million compared to HK$97.5 million for 2006. ZONE operations in Singapore continued to be the major revenue contributor in Asia. While ZONE Asia's turnover is mainly derived from the retail IDD segment, contributions from the wholesale voice business particularly benefiting from the collaboration between ZONE US and ZONE Asia, have recorded gradual increases.

ZONE Hong Kong operations made significant progress in strengthening its presence in the telecom market in China. Its wholly foreign-owned enterprise ("WFOE") was incorporated in March 2007 and its plan to penetrate the marketing and reselling sector of the Chinese telecommunication market have been progressing well. During the year, the WFOE successfully concluded business management and consultancy arrangements with two local Chinese enterprises which have contracted with Chinese state-owned telecom operators, namely, China Netcom (中國網通) and China Tietong (中國鐵通), in reselling their voice and data products and services in Shenzhen. Through these business arrangements, the China operation has started to contribute towards the Group's turnover. In March 2008, the WFOE also concluded an agreement with another Chinese state-owned telecom operator, China Telecom (中國電信), to market and

resell its Internet Data Centre (IDC) facilities in Shenzhen. This is an important milestone achieved by ZONE Asia as we have been able to create close business ties with three incumbent telecom operators in China within such a short period while at the same time expanding into the data-related segment of the China telecom market.

ZONE Singapore forged ahead with its business strategies for 2007 and delivered on its business plan. Initiatives to broaden its revenue base to a diverse range of corporate customers and aggressive marketing efforts resulted in further turnover and income growth despite operating in a mature and competitive market. ZONE Singapore effectively harnessed the benefits of new IP-based technology deployments which facilitated the increase in business volume. For 2008, ZONE Singapore will continue to create opportunities to expand its service offerings and widen its revenue base while differentiating itself through innovative sales and marketing efforts in order to stay ahead of the competition.

ZONE Asia's global offering *ZoiPPE* (*www.zoippe.com*) continues to explore and implement different innovative and creative methods of expanding its user base. Besides viral marketing and co-branding / white labelling of its "softphone", *ZoiPPE* has also expanded its user reach through *Zoip-me* web applications which allow people to "click-to-call" users via normal phones. Such web applications are made available at the *ZoiPPE* service platform, other mass-market community websites (including popular websites such as Facebook, Friendster and MySpace) and e-commerce marketplace websites. *ZoiPPE* has also recently expanded the social networking element of its service (*www.zoippefriends.com*) through partnership with a company that currently has more than a million members. Users of this social networking platform are now able to enjoy an enhanced level of social interaction through the added *Zoip-me* functionalities including voice and SMS features.

Looking ahead to 2008, while the Group continues to focus on growing its core business, it is also pursuing other business opportunities that are complementary to its existing businesses or have potential capabilities in offering significant return on investment. In parallel with expanding ZONE's MVNO services in the United States, the Group anticipates itself actively participating in the wireless industry in Asia, in particular in the Broadband Wireless Access (BWA) arena. The Group, having in-depth knowledge on the development of the WiMAX technology and its applications as well as the regulatory and operating landscape in Asia, believes now is the opportune time to enter the broadband wireless market in Asian countries, including Hong Kong. The Group will carefully evaluate different business models, identify potential investors, technology vendors and operating partners and establish an appropriate strategy for entering into these markets.

Results

For the year ended 31 December 2007, the Group achieved a record consolidated turnover of HK$795.3 million representing an increase of HK$92.4 million, or 13.2%, as compared to 2006.

Operating costs for 2007 amounted to HK$185.1 million compared to HK$148.3 million in 2006.

ZONE US recorded a 16.7% increase in turnover from HK$599.0 million in 2006 to HK$698.9 million in 2007, while turnover from ZONE Asia, comprising the Group's telecommunication business in China, Hong Kong and Singapore, decreased by 3.2% to HK$94.4 million for 2007 as compared to HK$97.5 million for 2006.

The Group's gross profit increased by 9.7% from HK$193.1 million in 2006 to HK$211.8 million in 2007.

The operating profit for the year increased by 2.3% to HK$48.6 million when compared to HK$47.5 million for the previous year.

The consolidated net profit for the year was up HK$3.6 million to HK$44.2 million, compared to a net profit of HK$40.6 million for 2006.

EBITDA for the Group increased by 14.8%, or HK$8.5 million, from HK$57.2 million for 2006 to HK$65.7 million in 2007.

Assets

The Group's liquidity position was further strengthened as a result of contributions from the profitable ZONE telecommunication business, as well as the private placement of shares of the Company and the allotment of 5% shareholding interest in a subsidiary in February 2007. The net assets of the Group rose to HK$224.5 million as at 31 December 2007 (2006: HK$132.1 million).

Liquidity and Financing

With an enhanced capital structure and positive operating cash flow, cash and bank balances (excluding pledged bank deposits) reached HK$181.7 million as at 31 December 2007 (2006: HK$100.4 million). The Group had pledged bank deposits amounting to HK$2.1 million as at 31 December 2007 (2006: HK$1.5 million) to banks for guarantees made by them to certain telecommunication carriers for payments due by the Group.

As at 31 December 2007, the Group's bank borrowings, represented by the bank loan advanced to a subsidiary for the purpose of the WRLD Alliance transaction in 2006, reduced to HK$14.7 million (2006: HK$31.8 million) as a result of partial early repayment of principal during the year. The Group's bank borrowings are in United States dollars at a fixed interest rate and secured through, among others, a pledge of the trade receivables of the subsidiary.

As at 31 December 2007, the Group's liabilities under equipment lease financing amounted to HK$0.4 million (2006: HK$0.6 million).

The Group's gearing ratio, measured on the basis of total borrowings as a percentage of net assets, improved to 6.7% (2006: 24.5%) primarily due to the partial repayment of the bank loan, the enhanced capital structure and profits for the year.

Foreign Exchange Exposure

Since most of the Group's assets and liabilities, revenue and payments are denominated in Hong Kong and United States dollars, the Group considers there are no significant exposures to foreign exchange fluctuations so long as the Hong Kong-United States dollar exchange rate remains pegged. As cash contributions from the Singapore operations continue to grow, the Group will closely monitor the Singapore-United States dollar exchange rate and, whenever appropriate, take any necessary action to reduce such exchange risks.

Contingent Liabilities and Commitments

As at 31 December 2007, there were no material contingent liabilities or commitments.

Board of Directors

Richard John Siemens, 63, Chairman, was appointed in January 2000. Mr. Siemens is the Chairman and a founding member of the Distacom Group, a privately-held group of companies engaging in mobile telecommunication business. Trained as a Chartered Accountant, Mr. Siemens's financial acumen and entrepreneurial leadership has been instrumental in the establishment of many well-known international telecommunication and broadcasting companies such as Hutchison Telecom, Orange, AsiaSat, STAR TV, Metro Radio, and mobile telecommunication businesses in Hong Kong, Italy, India, Japan and Madagascar led by Distacom.

Lim Shyang Guey, 48, Executive Director, was appointed in October 1999. Prior to coming to Hong Kong, Mr. Lim gained wide-ranging international exposure in the telecommunications and technology-related industries, including in New Zealand, Russia, Malaysia and Singapore. Mr. Lim holds a Bachelor of Engineering degree and a Master of Engineering degree, both from the University of Auckland in New Zealand.

William Bruce Hicks, 45, Non-executive Director, was appointed in December 2001. He is currently a founder of TPIZ Resources Limited, a Hong Kong-based firm which invests in and develops environmental projects in China. Mr. Hicks has been a director of various Distacom Group companies since 1994. Prior to that, Mr. Hicks worked at Hutchison Telecom in Hong Kong and Motorola, Inc. in the United States. He holds a B.S.E.E. degree from Michigan Technological University and an M.B.A. from the International Management Institute in Geneva, Switzerland.

Shane Frederick Weir, 53, Independent Non-executive Director, was appointed in August 2001. Mr. Weir is a qualified solicitor and consultant with Weir & Associates, Solicitors & Notaries. He has practiced in Hong Kong since 1985, including several years as an associate with Phillips & Vineberg. Mr. Weir is qualified as a solicitor, barrister, and notary public in Canada and a solicitor in the United Kingdom and Hong Kong.

John William Crawford J.P., 65, Independent Non-executive Director, was appointed in September 2004. He is also an independent non-executive director of Titan Petrochemicals Group Limited and Regal Portfolio Management Limited (being the manager of Regal Real Estate Investment Trust) as well as Elixir Gaming Technologies, Inc. He was a founding partner of Ernst & Young, Hong Kong and vice chairman of the firm. Since his retirement from accounting practice, Mr. Crawford has been particularly involved in the education sector, including setting up international schools and providing consulting services. He is also actively involved in various community service areas such as being a founding member of UNICEF Hong Kong Committee and the Hong Kong Institute of Directors. In 1997, he was appointed a Justice of the Peace.

Gerald Clive Dobby, 68, Independent Non-executive Director, was appointed in December 2005. Mr. Dobby, previously held senior positions within the HSBC Group, is currently a director of several companies in Hong Kong and overseas.

Senior Management

Chan Yee Bun, 56, Chief Financial Officer, joined the Company in January 2004. Mr. Chan has over 30 years' experience working in industries ranging from telecommunications, infrastructure, manufacturing to shipping and banking. Mr. Chan is a fellow member of the Hong Kong Institute of Certified Public Accountants.

Lau Wai Ming Raymond, 37, Legal Counsel and Company Secretary, joined the Company in June 2000. Mr. Lau is qualified as a solicitor in Hong Kong. Prior to joining the Company, he has been acting as the legal advisor to another company listed on the Hong Kong Stock Exchange. Mr. Lau graduated from the University of Hong Kong with LL.B., and holds a Certificate in Civil and Commercial Law issued by the China University of Political Science and Law.

The board of directors (the "Board") of the Company herein presents its report and the audited financial statements of the Company and its subsidiaries (collectively, the "Group") for the year ended 31 December 2007.

Principal activities

The principal activity of the Company is investment holding.

The Group's principal operating subsidiaries are in the business of providing telecommunication services. The Group's ZONE telecommunication business currently has operations in the United States, China, Hong Kong and Singapore. The Group's turnover during the financial year consisted primarily of revenue generated from these operations.

In the United States, ZONE Telecom, Inc. ("ZONE US"), a wholly-owned subsidiary of the Company, is a United States Federal Communications Commission licensed telecommunication carrier. ZONE US (www.zonetelecom.com) operates in the consumer and corporate sectors as well as serving a number of independent local exchange carriers (ILECs) throughout the United States. ZONE US provides switched long distance voice services, IP-transport services, dedicated local and long-distance voice services, managed enhanced toll-free services, and enhanced voice and web conferencing services. In addition, ZONE US provides a number of data services including frame relay, international private lines, direct internet access and other IP-centric offerings as well as mobile voice and data services through a Mobile Virtual Network Operator ("MVNO") arrangement with a major wireless network provider in the United States.

In Hong Kong, ZONE Limited ("ZONE Hong Kong"), a wholly-owned subsidiary of the Company, is a telecommunication service provider licensed by the Telecommunications Authority of Hong Kong. By using a web-enabled platform (www.zone1511.com), ZONE Hong Kong allows customers to choose from a range of value-added services including SMS, international call forwarding, virtual global calling cards and fax management services to complement its basic IDD services. In addition, ZONE Hong Kong offers conferencing, fax-to-e-mail, call back and other value-added services to meet with the business needs of its corporate customers. Taking advantage of the latest IP-based technologies, ZONE Hong Kong is now able to offer Voice-over-Internet Protocol (VoIP) services with or without local telephone numbers, particularly targeting Hong Kong corporate customers with overseas presences.

In China, 深圳盈港科技有限公司 ("ZONE China"), a wholly-owned subsidiary of the Company, was established to penetrate into the marketing and reselling sector of the Chinese telecom market. Through its business management and consultancy arrangements with local Chinese enterprises, ZONE China is engaged in marketing and reselling voice and data products and services of China Netcom (中國網通) and China Tietong (中國鐵通) in Shenzhen. In addition, ZONE China markets and resells Internet Data Centre (IDC) facilities of China Telecom (中國電信) in Shenzhen.

In Singapore, ZONE Telecom Pte Ltd ("ZONE Singapore"), a wholly-owned subsidiary of the Company, is a telecommunication service provider licensed by the Infocomm Development Authority of Singapore. Besides offering basic IDD services, ZONE Singapore (www.zone1511.com.sg) also offers a host of value-added services that help customers' businesses improve operation efficiencies.

ZONE Resources Limited, a majority-owned subsidiary of the Company, provides global IP-based communication services under the brandname ZoiPPE (www.zoippe.com). Besides allowing users to stay connected with their friends and family via a softphone with PC-to-PC, PC-to-Phone, Phone-to-Phone, SMS, IM and email functionalities, its web applications also offer click-to-call and multi-party conferencing features.

Descriptions of the activities of other principal subsidiaries are set out in note 13 to the financial statements.

Segmental information

Analyses of the Group's turnover and contribution to operating results by geographical and business segments of operations for the year ended 31 December 2007 are set out in note 27 to the financial statements.

Results and dividends

The results of the Group for the year ended 31 December 2007 are set out in the consolidated income statement on page 23.

The Board does not recommend the payment of a dividend for the year ended 31 December 2007 (2006: Nil).

Group financial summary

A summary of results, assets and liabilities of the Group for the last five financial years is set out on page 60.

Major customers and suppliers

In the year under review, the aggregate turnover attributable to the five largest customers of the Group accounted for approximately 21.4% of total turnover for the year, and sales to the largest customer included therein amounted to approximately 6.1%.

The aggregate purchases attributable to the five largest suppliers accounted for approximately 69.9% of total purchases for the year, and purchases from the largest supplier included therein amounted to approximately 32.0%.

At no time during the year have the directors of the Company, their associates or those shareholders which, to the knowledge of the directors of the Company, owned more than 5% of the Company's share capital, had any interest in any of the five largest customers and suppliers.

Property, plant and equipment

Details of movements in the property, plant and equipment of the Company and the Group during the year are set out in note 11 to the financial statements.

Reserves

Details of movements in the reserves of the Company and the Group during the year are set out in note 21 to the financial statements.

Board of directors

The directors of the Company during the year and up to the date of this report were:

Executive Directors:

Richard John Siemens *(Chairman)*
Kuldeep Saran *(Deputy Chairman)*
   (passed away on 16 June 2007)
Lim Shyang Guey

Non-executive Director:

William Bruce Hicks

Independent Non-executive Directors:

Shane Frederick Weir
John William Crawford J.P.
Gerald Clive Dobby

Biographical details of directors of the Company are set out on page 8 under the section titled "Board of Directors and Senior Management".

The Company has received from each of the independent non-executive directors an annual confirmation of his independence pursuant to Rule 3.13 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") and the Company considers such directors to be independent.

In accordance with bye-laws 86 and 87 of the Company's Bye-laws, Mr. Lim Shyang Guey and Mr. Gerald Clive Dobby shall retire by rotation at the forthcoming annual general meeting and are eligible for re-election.

Report of Directors (continued)

Directors' interests in securities

As at 31 December 2007, the interests of the directors and the chief executive of the Company in the shares and underlying shares of the Company and its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance (the "SFO")) as recorded in the register required to be kept under section 352 of the SFO, or as otherwise notified to the Company or the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code") as set out in Appendix 10 to the Listing Rules are set out below.

Name of director	Capacity	Number of Shares* held	Approximate percentage of shareholding
Richard John Siemens	Held by controlled corporations	111,200,200 *(Note 1)*	21.3%
Kuldeep Saran, deceased	Personal	341,200 *(Note 2)*	0.1%
	Held by a controlled corporation	74,676,461 *(Note 2)*	14.3%
William Bruce Hicks	Personal	3,949,914	0.8%
	Held by a controlled corporation	67,962,428 *(Note 3)*	13.0%
Lim Shyang Guey	Personal	1,850,000	0.4%
Shane Frederick Weir	Personal	10,000	0.0%

* *"Shares" means ordinary shares of HK$0.01 each in the share capital of the Company.*

Notes:

1. 11,200,000 Shares are beneficially owned by Siemens Enterprises Limited and 100,000,200 Shares are beneficially owned by Goldstone Trading Limited, both companies being controlled by Mr. Richard John Siemens.

2. Mr. Kuldeep Saran held 341,200 Shares as at the date of his death on 16 June 2007. In addition, 74,676,461 Shares are beneficially owned by Future (Holdings) Limited, a company controlled by Mr. Saran until his death. So far as the Company is aware, since the passing away of Mr. Saran, probate of the will of Mr. Saran has not been granted and the executor(s) thereof have not yet registered as holders of the shares in the Company nor has there been any change in beneficial ownership of Future (Holdings) Limited to date.

3. 67,962,428 Shares are beneficially owned by Great Wall Holdings Limited, a company controlled by Mr. William Bruce Hicks.

All interests disclosed above represent long positions in the shares of the Company and there were no underlying shares held by the directors as at 31 December 2007.

Save as disclosed above, as at 31 December 2007, none of the directors or the chief executive of the Company (including their spouse and children under the age of 18) had any interest or short position in the shares, underlying shares and debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) as recorded in the register required to the kept pursuant to section 352 of the SFO or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code.

12

Arrangement to enable directors to acquire shares or debentures

Apart from the share option schemes that are adopted or may be adopted by the Company or any of its subsidiaries and referred to in the paragraph below entitled "Share option schemes", at no time during the year was the Company or any of its subsidiaries a party to any arrangements to enable any director or the chief executive of the Company to acquire benefits, by means of the acquisition of shares in, or debentures of, the Company or any other body corporate, and neither the directors, the chief executive of the Company nor any of their spouses or children under the age of 18 had any interests in, or had been granted, any rights to subscribe for shares in or debentures of the Company or its associated corporations (within the meaning of Part XV of the SFO), or had exercised any such rights during the year.

Directors' service contracts

The service contracts with all non-executive directors, including the independent non-executive directors, will expire on 31 December 2008 or, in the case of Mr. Gerald Clive Dobby, on 31 December 2009 and thereafter all will be renewable for fixed terms of three years provided that either party may terminate the appointment by giving to the other party not less than one month's notice in writing.

As at 31 December 2007, none of the directors proposed for re-election at the forthcoming annual general meeting has a service contract with the Company or its subsidiaries which is not determinable by the Group within one year, without payment of compensation other than statutory compensation.

Directors' interests in contracts of significance

No contracts of significance to which the Company or any of its subsidiaries was a party and in which a director of the Company had a material interest, whether directly or indirectly, subsisted at the end of the year or at any time during the year.

Substantial shareholders

As at 31 December 2007, the interests and short positions of the persons, other than the directors or the chief executive of the Company, in the shares and underlying shares of the Company as recorded in the register required to be kept under section 336 of the SFO, or as otherwise notified to the Company, are set out below.

Name of shareholder	Number of Shares held	Approximate percentage of shareholding
Goldstone Trading Limited	100,000,200*	19.1%
Future (Holdings) Limited	74,676,461*	14.3%
Great Wall Holdings Limited	67,962,428*	13.0%
Cannizaro Asia Master Fund Limited	34,600,000	6.6%

* *These interests represent the same interests as the corporate interests of Mr. Richard John Siemens (being held through Goldstone Trading Limited), Mr. Kuldeep Saran, deceased (being held through Future (Holdings) Limited) and Mr. William Bruce Hicks (being held through Great Wall Holdings Limited) as disclosed in the notes under the heading of "Directors' interests in securities" above.*

All interests disclosed above represent long positions in the shares of the Company.

Save as disclosed above, as at 31 December 2007, the Company was not notified of any persons, other than the directors and the chief executive of the Company, having any interest or short position in the shares or underlying shares of the Company as recorded in the register required to be kept under section 336 of the SFO, or as otherwise notified to the Company.

Share capital

Details of movements in the Company's share capital during the year are set out in note 19 to the financial statements.

Share option schemes

Details of the share option schemes of the Company and rules and procedures for share option schemes of subsidiaries of the Company are set out in note 20 to the financial statements.

Particulars of principal subsidiaries

Particulars regarding the principal subsidiaries of the Company are set out in note 13 to the financial statements.

Liquidity

As at 31 December 2007, the Group managed to maintain stable liquidity with cash and cash equivalents of approximately HK$183.8 million (2006: HK$101.9 million).

Bank borrowings

Details of bank borrowings as at 31 December 2007 are set out in note 17 to the financial statements.

Retirement benefit schemes

Details of the retirement benefit schemes operated by the Group are set out in note 2 to the financial statements.

Remuneration policies and employee relations

As at 31 December 2007, the Group had 176 (2006: 145) employees in the United States, China, Hong Kong and Singapore. The Group's total staff costs amounted to HK$79.8 million (2006: HK$71.3 million). Pursuant to the share option schemes adopted by the Company, share options may be granted to, among others, eligible employees of the Group to subscribe for shares in the Company under the terms and conditions stipulated therein. Altogether, 132,500 share options remained outstanding as at 31 December 2007. The Group maintains good relationships with its employees and none of the Group's employees is represented by a labour union.

The Group's remuneration policies are formulated on the basis of the performance and experience of individual employees and are in line with local market practices where the Group operates. The Group has established incentive bonus schemes to motivate and reward employees at all levels to achieve the Group's objectives. In addition to salary and bonus payments, the Group also offers other fringe benefits, including provident fund and medical benefits, to its employees.

Purchase, sale or redemption of the Company's listed securities

During the year, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed securities.

Pre-emptive rights

There are no provisions for pre-emptive rights under the Company's Bye-laws or the laws of Bermuda although there are no restrictions against such rights under such laws.

Public float

Based on information that is publicly available to the Company and to the best knowledge and belief of the directors, as at the date of this report, there is sufficient public float of not less than 25% of the Company's issued share capital as required under the Listing Rules.

Auditors

The Company announced on 5 June 2007 that Messrs. Moores Rowland Mazars resigned as auditors of the Group following the reorganisation of the firm and Mazars CPA Limited was appointed as auditors of the Group on 1 June 2007.

The financial statements of the Company for the years ended 31 December 2005 and 2006 were audited by Messrs. Moores Rowland Mazars, while those for the year ended 31 December 2007 were audited by Mazars CPA Limited, *Certified Public Accountants.*

A resolution will be submitted to the annual general meeting to re-appoint Mazars CPA Limited as auditors of the Company.

By Order of the Board

Lau Wai Ming Raymond
Company Secretary

1 April 2008

Corporate Governance Report

Introduction

The directors of the Company are committed to maintaining high standards of corporate governance in discharging their obligations to act in the best interests of shareholders and enhance long-term shareholder value.

The board of directors (the "Board") of the Company has adopted the principles as set out in the Code of Best Practice under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") which was in force prior to 1 January 2005 and, where applicable, has established various self-regulatory monitoring mechanisms.

The Board has also established written policies that provide a framework and guidelines for its members so that they are able to discharge their respective duties in an efficient and consistent manner, whereby corporate governance practices of the Company are strengthened, the corporate image is improved and the confidence of shareholders, regulators and the public can be assured.

In November 2004, The Stock Exchange of Hong Kong Limited (the "Stock Exchange") issued the Code on Corporate Governance Practices (the "Corporate Governance Code") which came into effect for accounting periods commencing after 1 January 2005. The Stock Exchange thereafter made further amendments to the Listing Rules relating to corporate governance practices. The Board has amended the written policies of the Company and taken other necessary steps to align with all code provisions and certain recommended best practices in the Corporate Governance Code. The Board reviews these written policies regularly and is committed to continuously improving the practices and ensuring an ethical corporate culture is maintained.

Board of directors

The Board is collectively responsible for all business and affairs of the Company. Pursuant to the Company's Bye-laws, the Board has delegated the day-to-day management of the Company's business to the executive directors and focuses its attention on overall strategic matters related to policies, finance and shareholding issues, while matters such as determining mechanisms for setting the Group's remuneration structure and policies and approving the annual remuneration and incentive plans of the Group are delegated to the Remuneration Committee.

As at 31 December 2007, the Board was comprised of two executive directors, namely, Mr. Richard John Siemens and Mr. Lim Shyang Guey, a non-executive director, Mr. William Bruce Hicks, and three independent non-executive directors, namely, Mr. Shane Frederick Weir, Mr. John William Crawford J.P. and Mr. Gerald Clive Dobby.

Code provision A.2.1. of the Corporate Governance Code stipulates that the roles of chairman and chief executive officer should be segregated and should not be performed by the same individual so that the responsibilities are not concentrated with any one person. The Company has, by formulating as part of its written policies, established and recorded in writing the respective responsibilities of the Chairman and the chief executive officer (being undertaken by the Managing Director) of the Company, in which it is specified that the Chairman is responsible for providing leadership to and effective running of the Board, while the Managing Director is delegated with the authority and responsibility for overseeing the realisation of the budgets and objectives set by the Board. During the year under review, the roles of chairman and chief executive officer were respectively performed by the Chairman, Mr. Richard John Siemens, and the Deputy Chairman and Managing Director, Mr. Kuldeep Saran, until 16 June 2007 when Mr. Saran passed away. Since then, with the unanimous approval of the Board, Mr. Siemens assumed the role of the Managing Director of the Company. The Board anticipates that the assumption of the role of the Managing Director by Mr. Siemens is only an interim measure.

The Board meets regularly and on those occasions when a Board decision is required for major issues. Members of the Board are provided with adequate and timely information prior to Board meetings to ensure that the directors can make informed decisions when fulfilling their responsibilities. During the year under review, the Board held four meetings and the attendance record is set out below.

Name of Director	Attendance / Number of Board Meetings in 2007	Attendance Rate
Richard John Siemens *(Chairman)*	4 / 4	100%
Kuldeep Saran *(Deputy Chairman)* *(until 16 June 2007)*	1 / 2	50%
Lim Shyang Guey	4 / 4	100%
William Bruce Hicks	3 / 4	75%
Shane Frederick Weir	4 / 4	100%
John William Crawford J.P.	4 / 4	100%
Gerald Clive Dobby	4 / 4	100%

On those occasions where it was not practical to convene physical meetings, in lieu thereof, written resolutions of the Board together with full copies of related documents were circulated to all directors for consideration and approval. All such written resolutions were approved by all directors unanimously.

Minutes of meetings and written resolutions of the Board as well as its committees are kept by the Company Secretary and such records are available for inspection at any reasonable time by a director.

Appointment and re-election

All non-executive directors are appointed for specific terms and upon expiry thereof, the terms are renewable for fixed terms of three years provided that either party may terminate such appointment by giving to the other party not less than one month's notice in writing. All directors, including the executive and non-executive directors, retire from office by rotation and are eligible for re-election at annual general meetings.

In accordance with the Company's Bye-laws, not less than one-third of the directors for the time being will retire from office by rotation at each annual general meeting, provided that every director shall be subject to retirement by rotation at least once every three years. Any director appointed to fill a casual vacancy on the Board or as an addition to the existing Board shall hold office only until the following annual general meeting of the Company and shall then be eligible for re-election at that meeting.

Board committees

The Board has delegated certain powers, authorities and discretion to a number of Board committees consisting of such directors as it deems appropriate. Such committees act in conformity with the guidelines and regulations (where applicable) as provided in the code provisions in the Corporate Governance Code and the written policies as promulgated by the Board, and in fulfilment of the purposes for which the committees were appointed.

Executive Management Committee

The Executive Management Committee is currently comprised of the two executive directors. The committee is principally responsible for directing, planning and managing the Group's businesses and operations, formulating strategies and policies for the consideration of the Board and implementing the same to best achieve the Group's overall business objectives in an effective and efficient manner.

The committee meets regularly every month to review the Group's business performance with the senior management of each operation within the Group. Ad hoc meetings are also held on an as-needed basis and the committee is also engaged in frequent informal discussions. In 2007, fourteen formal meetings were held and the attendance record is set out below.

Name of Director	Attendance / Number of Executive Management Committee Meetings in 2007	Attendance Rate
Richard John Siemens *(Chairman of the Committee)*	14 / 14	100%
Kuldeep Saran *(until 16 June 2007)*	6 / 7	86%
Lim Shyang Guey	13 / 14	93%

Audit Committee

The Audit Committee was established on 29 September 1999 by the Board and comprises three Board members, all of whom are independent non-executive directors. A set of written terms of reference, which describes the authority and duties of the committee as well as proceedings of its meetings and is based on the recommendations as set out in "A Guide For Effective Audit Committees" issued by the Hong Kong Institute of Certified Public Accountants, was adopted by the Board in the past and subsequently revised in accordance with the Corporate Governance Code and incorporated in the written policies of the Company. Such terms of reference and related written policies of the Company are under regular review by the Board to ensure alignment with the Corporate Governance Code and market practices.

The committee's principal role is to review the quality and fairness of the financial reports of the Company and consider the nature and scope of audit reviews. It also assesses the effectiveness of the accounting, financial and internal control systems of the Group.

The committee is granted the authority to conduct or authorise investigations into any activities within its terms of reference.

In 2007, two meetings were held to review and make recommendation to the Board on the consolidated financial statements of the Group for the interim and annual results, and, in particular, assess any changes in accounting policies and practices, major judgmental areas and compliance with applicable legal and accounting requirements and standards, and other matters like an assessment of internal control systems. In particular, the Audit Committee also reviewed, with the management and the auditors of the Company, the accounting principles and practices adopted by the Group and discussed auditing, internal control and financial reporting matters, including a review of the audited consolidated financial statements of the Group for the year ended 31 December 2007.

The attendance rate at the meetings in 2007 was 100% as set out below. As deemed necessary by the committee, the external auditors and executive officers of the Company attended the meetings to answer any questions raised. Full minutes of the meetings were recorded and submitted to the Board for its information and review. In addition, several ad hoc meetings were held during the year with the management of the Company to discuss accounting, reporting and other issues.

Name of Director	Attendance / Number of Audit Committee Meetings in 2007	Attendance Rate
John William Crawford J.P. *(Chairman of the Committee)*	2 / 2	100%
Shane Frederick Weir	2 / 2	100%
Gerald Clive Dobby	2 / 2	100%

The Company's external auditors carried out, in the course of the statutory audit process, a review of the effectiveness of the Company's material internal financial controls to the extent of the scope as laid out in their audit plan. Any non-compliance matters and internal control weaknesses noted during their audit and the auditors' recommendations thereon were reported to and dealt with by the committee.

Remuneration Committee

The Remuneration Committee was established on 18 December 2001 and comprises the Chairman, Mr. Richard John Siemens, and Mr. Shane Frederick Weir and Mr. John William Crawford J.P., both independent non-executive directors. Mr. Lim Shyang Guey, another executive director, is the alternate member for Mr. Richard John Siemens. A set of written terms of reference, which describes the authority and duties of the committee as well as proceedings of its meetings,

was adopted by the Board in accordance with the Corporate Governance Code and incorporated in the written policies of the Company. Such terms of reference and related written policies of the Company are under regular review by the Board to ensure alignment with the Corporate Governance Code and market practices.

The committee is responsible for determining mechanisms for setting the Group's remuneration structure and policies with reference to fair and objective standards, approving the annual remuneration and incentive plans of the Group, and, in particular, determining the remuneration packages of executive directors and senior management, reviewing and approving performance-based remuneration programmes with reference to corporate goals and objectives and dealing with such other matters relating to remuneration issues as directed by the Board. During the year under review, two meetings were held and the attendance record is set out below.

Name of Director	Attendance / Number of Remuneration Committee Meetings in 2007	Attendance Rate
Richard John Siemens *(Chairman of the Committee)*	2 / 2	100%
Shane Frederick Weir	2 / 2	100%
John William Crawford J.P.	2 / 2	100%

Consideration on Nomination Committee

In addition to the establishment of the above committees, the Board has considered and reviewed the establishment of a nomination committee as recommended in the Recommended Best Practices in the Corporate Governance Code, but given the current size of the Board and the scale of operation of the Group, it was concluded that at this moment it was not efficient to create another committee to regulate matters on nomination and appointment of directors and left those responsibilities to the Board.

Internal control

The Board has overall responsibilities for maintaining the Group's systems of internal control and reviewing their effectiveness. The internal control systems of the Group are designed to provide reasonable assurance against material misstatement or loss, to manage the risk of system failures, and to assist in the achievement of Group goals. The systems are also structured to safeguard Group assets, to ensure the maintenance of proper accounting records and compliance with applicable laws, rules and regulations.

The Board considers that it is a continuous process for the Group to review and improve its internal control systems in order to ensure that they can meet with the dynamic and ever-changing business environment and regulatory framework. A review of the Group's internal control systems is conducted annually by the Audit Committee in conjunction with work undertaken by the auditors of the Company. During the year under review, as part of an on-going process for identifying, evaluating and managing material risks faced by the Group, the Board engaged a professional firm to conduct an independent review of the key internal control systems of the Group. The Board considers that the Group's internal control systems are reasonably implemented. Nevertheless, the Group will continue the process of reviewing the effectiveness of the internal control systems of the Group, focusing on specific business processes, and will consider, if deemed necessary in future, to set up an internal audit department to assist in fulfilling the objectives of the process.

Directors and officers liability insurance

The Company has arranged for appropriate liability insurance to indemnify directors and officers of the Group for their liabilities accrued in respect of, among others, legal actions against them and arising out of corporate activities, as recommended in the Recommended Best Practices in the Corporate Governance Code. The insurance coverage is reviewed on an annual basis.

Model code for securities transactions by directors

The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers, as set out in Appendix 10 to the Listing Rules, (the "Model Code") as its own securities code. All directors have confirmed, following specific enquiries by the Company, that they have fully complied with the required standards set out in the Model Code throughout the year ended 31 December 2007.

Auditors' remuneration

For the year ended 31 December 2007, the remuneration payable to the auditors of the Group amounted to approximately HK$1,479,000, of which HK$1,332,000 related to audit services and HK$147,000 to taxation and other non-audit services.

Independent Auditors' Report

 MAZARS

MAZARS CPA LIMITED
馬賽會計師事務所有限公司
34th Floor, The Lee Gardens,
33 Hysan Avenue, Causeway Bay, Hong Kong
香港銅鑼灣希慎道33號利園廣場34樓
Tel 電話: (852) 2909 5555
Fax 傳真: (852) 2810 0032
Email 電郵: info@mazars.com.hk
Website 網址: www.mazars.com.hk

To the members of

e-Kong Group Limited
(incorporated in Bermuda with limited liability)

We have audited the consolidated financial statements of e-Kong Group Limited (the "Company") and its subsidiaries (collectively referred to as the "Group") set out on pages 23 to 59, which comprise the consolidated and the Company's balance sheets as at 31 December 2007, and the consolidated income statement, the consolidated statement of changes in equity and the consolidated cash flow statement for the year then ended, and a summary of significant accounting policies and other explanatory notes.

Directors' responsibility for the financial statements

The directors of the Company are responsible for the preparation and the true and fair presentation of these financial statements in accordance with Hong Kong Financial Reporting Standards ("HKFRS") issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA") and the disclosure requirements of the Hong Kong Companies Ordinance. This responsibility includes designing, implementing and maintaining internal control relevant to the preparation and the true and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditors' responsibility

Our responsibility is to express an opinion on these financial statements based on our audit and to report our opinion solely to you, as a body, in accordance with section 90 of the Companies Act 1981 of Bermuda (as amended), and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report. We conducted our audit in accordance with Hong Kong Standards on Auditing issued by the HKICPA. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance as to whether the financial statements are free from material misstatement.

M☼ MAZARS

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on our judgement, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Group's preparation and true and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion the financial statements give a true and fair view of the state of affairs of the Group and the Company as at 31 December 2007 and of the profit and cash flows of the Group for the year then ended in accordance with HKFRS and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

Mazars CPA Limited
Certified Public Accountants
Hong Kong, 1 April 2008

Eunice Y M Kwok
Practising Certificate number: P04604

Consolidated Income Statement

For the year ended 31 December 2007

	Notes	**2007** ***HK\$'000***	2006 *HK\$'000*
Turnover	*3*	**795,252**	702,810
Cost of sales		**(583,405)**	(509,718)
Gross profit		**211,847**	193,092
Other revenue and income	*4*	**21,788**	2,723
		233,635	195,815
Selling and distribution expenses		**(57,144)**	(55,343)
Business promotion and marketing expenses		**(7,143)**	(4,635)
Operating and administrative expenses		**(99,234)**	(76,419)
Other operating expenses		**(21,549)**	(11,928)
Profit from operations		**48,565**	47,490
Finance costs	*5*	**(1,951)**	(2,859)
Profit before taxation	*5*	**46,614**	44,631
Taxation	*7*	**(2,394)**	(3,999)
Profit for the year	*8 & 21*	**44,220**	40,632
Profit for the year attributable to:			
Equity holders of the Company		**44,303**	40,632
Minority interests		**(83)**	–
Profit for the year		**44,220**	40,632
EBITDA	*9*	**65,673**	57,205
		HK cents	*HK cents*
Earnings per share	*10*		
Basic		**8.6**	8.6
Diluted		**N / A**	N / A

Consolidated Balance Sheet

As at 31 December 2007

	Notes	2007 *HK$'000*	2006 *HK$'000*
Non-current assets			
Property, plant and equipment	*11*	18,799	17,117
Intangible assets	*12*	41,504	51,659
Deferred tax assets	*26*	13,634	10,866
		73,937	79,642
Current assets			
Trade and other receivables	*14*	91,589	86,630
Pledged bank deposits	*15*	2,137	1,547
Cash and bank balances		181,662	100,362
		275,388	188,539
Current liabilities			
Trade and other payables	*16*	104,935	99,686
Current portion of bank borrowings	*17*	10,430	9,188
Current portion of obligations under finance leases	*18*	206	198
Taxation payable		4,288	3,996
		119,859	113,068
Net current assets		155,529	75,471
Total assets less current liabilities		229,466	155,113
Non-current liabilities			
Bank borrowings	*17*	4,250	22,577
Obligations under finance leases	*18*	213	419
Deferred tax liabilities	*26*	513	–
NET ASSETS		224,490	132,117
Capital and reserves			
Share capital	*19*	5,229	4,709
Reserves	*21*	218,256	127,408
Equity attributable to equity holders of the Company		223,485	132,117
Minority interests	*21*	1,005	–
TOTAL EQUITY		224,490	132,117

Approved and authorised for issue by the Board of Directors on 1 April 2008

Richard John Siemens　　　　　　**Lim Shyang Guey**
Director　　　　　　　　　　　　　*Director*

24

Balance Sheet

As at 31 December 2007

	Notes	2007 HK$'000	2006 HK$'000
Non-current assets			
Property, plant and equipment	*11*	3,737	5,387
Interests in subsidiaries	*13*	101,146	75,787
		104,883	81,174
Current assets			
Trade and other receivables	*14*	1,380	1,389
Pledged bank deposits	*15*	910	886
Cash and bank balances		88,497	30,227
		90,787	32,502
Current liabilities			
Trade and other payables	*16*	18,126	2,011
Net current assets		72,661	30,491
NET ASSETS		177,544	111,665
Capital and reserves			
Share capital	*19*	5,229	4,709
Reserves	*21*	172,315	106,956
TOTAL EQUITY		177,544	111,665

Approved and authorised for issue by the Board of Directors on 1 April 2008

Richard John Siemens　　　　　　**Lim Shyang Guey**
Director　　　　　　　　　　　　　*Director*

Consolidated Statement of Changes in Equity

For the year ended 31 December 2007

	Share capital HK$'000	Share premium HK$'000	Exchange reserve HK$'000	Capital redemption reserve HK$'000	Contributed surplus HK$'000	Accumulated profits / (losses) HK$'000	Total HK$'000	Minority interests HK$'000	Total equity HK$'000
					Attributable to equity holders of the Company				
As at 1 January 2006	4,709	23,461	(1,011)	6	607,462	(543,555)	91,072	–	91,072
Exchange differences on translation of foreign subsidiaries	–	–	413	–	–	–	413	–	413
Profit for the year	–	–	–	–	–	40,632	40,632	–	40,632
Transfer between reserves	–	–	–	–	(523,973)	523,973	–	–	–
As at 31 December 2006	4,709	23,461	(598)	6	83,489	21,050	132,117	–	132,117
New shares issued	520	46,280	–	–	–	–	46,800	–	46,800
Shares issue expenses	–	(1,400)	–	–	–	–	(1,400)	–	(1,400)
Exchange differences on translation of foreign subsidiaries	–	–	1,665	–	–	–	1,665	–	1,665
Deemed partial disposal of a subsidiary	–	–	–	–	–	–	–	1,088	1,088
Profit / (Loss) for the year	–	–	–	–	–	44,303	44,303	(83)	44,220
As at 31 December 2007	5,229	68,341	1,067	6	83,489	65,353	223,485	1,005	224,490

Consolidated Cash Flow Statement

For the year ended 31 December 2007

	Note	2007 HK$'000	2006 HK$'000
OPERATING ACTIVITIES			
Cash generated from operations	22	45,948	75,932
Income taxes paid		(4,350)	(71)
Interest received		4,206	2,326
Interest on bank loan paid		(1,931)	(2,832)
Interest on obligations under finance leases		(20)	(27)
Net cash generated from operating activities		43,853	75,328
INVESTING ACTIVITIES			
Payments for intangible assets		(460)	(56,070)
Purchases of property, plant and equipment		(9,095)	(10,212)
Proceeds from disposals of property, plant and equipment		9	72
Proceeds from deemed partial disposal of a subsidiary		18,490	–
Net cash generated from / (used in) investing activities		8,944	(66,210)
FINANCING ACTIVITIES			
New bank loan raised		–	46,800
Repayment of bank loan		(17,085)	(15,035)
Repayment of obligations under finance leases		(198)	(192)
Issue of shares		45,400	–
Net cash generated from financing activities		28,117	31,573
Net increase in cash and cash equivalents		80,914	40,691
Cash and cash equivalents as at 1 January		101,909	61,218
Exchange gains on cash and cash equivalents		976	–
Cash and cash equivalents as at 31 December		183,799	101,909
Analysis of the balances of cash and cash equivalents			
Pledged bank deposits		2,137	1,547
Cash and bank balances		181,662	100,362
		183,799	101,909

1. CORPORATE INFORMATION

The Company is incorporated in Bermuda as an exempted company with limited liability and its ordinary shares are listed on The Stock Exchange of Hong Kong Limited (the "Stock Exchange"). The Company's principal place of business is located at 3705 Gloucester Tower, The Landmark, 15 Queen's Road Central, Hong Kong. The principal activity of the Company is investment holding. Details of the principal subsidiaries of the Company are disclosed in note 13 to the financial statements.

2. PRINCIPAL ACCOUNTING POLICIES

Basis of preparation

These financial statements have been prepared in accordance with Hong Kong Financial Reporting Standards ("HKFRS"), which collective term includes all applicable individual HKFRS, Hong Kong Accounting Standards ("HKAS") and Interpretations issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA"), accounting principles generally accepted in Hong Kong, the disclosure requirements of the Hong Kong Companies Ordinance and applicable disclosure requirements under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules").

These financial statements have been prepared on a basis consistent with the accounting policies adopted in the 2006 financial statements. The adoption of the new / revised HKFRS that are relevant to the Group and effective from the current year has had no significant effects on the Group's results and financial position of the Group and the Company for the current and prior years, except for the presentation and disclosures of certain financial statement items have been revised. Comparative information has been restated to achieve a consistent presentation. A summary of the principal accounting policies adopted by the Group is set out below.

Adoption of new / revised HKFRS

HKAS 1 (Amendment) Capital disclosures

The amendment requires financial statements to provide additional disclosures in relation to the Group's objectives, policies and processes for managing capital. These new disclosures are shown in note 24 to the financial statements.

HKFRS 7 Financial instruments: Disclosures

HKFRS 7 superseded *HKAS 30 Disclosures in the Financial Statements of Banks and Similar Financial Institutions* and incorporates all the disclosure requirements previously in *HKAS 32 Financial Instrument: Disclosure and Presentation*, while the presentation requirements in *HKAS 32* remain unchanged. *HKFRS 7* requires financial statements to disclose information for the purpose of evaluating the significance of the Group's financial instruments, the nature and risks arising from those financial instruments to which the Group is exposed to and how the Group manages them. The new disclosures are included throughout the financial statements.

Basis of measurement

The measurement basis used in the preparation of the financial statements is historical cost.

2. PRINCIPAL ACCOUNTING POLICIES *(continued)*

Basis of consolidation
The consolidated financial statements comprise the financial statements of the Company and all of its subsidiaries as at 31 December each year. The financial statements of the subsidiaries are prepared for the same reporting year as the Company using consistent accounting policies.

All inter-company balances, transactions, income and expenses and profits and losses resulting from inter-company transactions are eliminated in full. The results of subsidiaries are consolidated from the date on which the Group obtains control and continue to be consolidated until the date that such control ceases.

Minority interests represent the portion of profit or loss and net assets not held by the Group and are presented separately in the consolidated income statement and within equity in the consolidated balance sheet, separately from the equity holders of the parent. Losses applicable to minorities in excess of the minority interests in a subsidiary's equity are allocated against the interests of the Group except to the extent that the minority have a binding obligation and are able to make an additional investment to cover the losses.

The Group applies a policy of treating transactions with minority interests as transactions with parties external to the Group. Disposals to minority interests resulting in gains or losses to the Group are recorded in the income statement.

Subsidiaries
A subsidiary is an entity (including special purpose entities) in which the Group has the power to govern the financial and operating policies so as to obtain benefits from its activities.

In the Company's balance sheet, investments in subsidiaries are stated at cost less impairment losses. The carrying amounts of the investments are reduced to their respective recoverable amounts on an individual investment basis. The results of subsidiaries are accounted for by the Company on the basis of dividends received and receivable.

Property, plant and equipment
Property, plant and equipment are stated at cost less accumulated depreciation and accumulated impairment losses.

The cost of an item of property, plant and equipment comprises its purchase price and any directly attributable costs of bringing the asset to its working condition and location for its intended use. Repairs and maintenance are charged to the income statement during the year in which they are incurred.

Depreciation is provided to write off the cost, net of accumulated impairment losses, of property, plant and equipment over their estimated useful lives as set out below from the date on which they are available for use and after taking into account their estimated residual values, using the straight-line method, at the following rates per annum:

Leasehold improvements	Over the remaining lease terms
Machinery and equipment	20% – 33%
Office equipment, furniture and fittings	20% – 33%
Motor vehicles	20%

Assets held under finance leases are depreciated over the shorter of their expected useful lives or the terms of the leases.

2. PRINCIPAL ACCOUNTING POLICIES *(continued)*

Intangible assets

Intangible assets acquired separately

Intangible assets acquired separately and with finite useful lives are stated at cost less accumulated amortisation and accumulated impairment losses. Amortisation is charged on a straight-line basis over the estimated useful lives which is 5 years in the case of the existing intangible assets. The estimated useful life and amortisation method are reviewed at the end of each annual reporting period, with the effect of any changes in estimate being accounted for on a prospective basis.

Research and development costs

Research costs are expensed as incurred. Costs incurred on development activities, which involve the application of research findings to a plan or design for the production of new or substantially improved products and processes, are capitalised if the product or process is technically and commercially feasible and the Group has sufficient resources to complete the development. The capitalised expenditure includes the cost of materials, direct labour and an appropriate proportion of overheads. Other development expenditure is recognised as an expense in the period in which it is incurred. When the asset is available for use, the capitalised development costs are amortised and subject to impairment review on the same basis as intangible assets acquired separately.

Subsequent expenditure is capitalised only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditure, including expenditure on internally generated goodwill and brands, is expensed in the income statement when incurred.

Financial instruments

Financial assets and financial liabilities are recognised when the Group becomes a party to the contractual provisions of the instruments and on a trade date basis. Financial assets and financial liabilities are measured as set out below.

Loans and receivables

Loans and receivables including trade and other receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market and are not held for trading. They are measured at amortised cost using the effective interest method, except where receivables are interest-free loans and without any fixed repayment term or the effect of discounting would be insignificant. In such case, the receivables are stated at cost less any impairment loss. Amortised cost is calculated by taking into account any discounts or premiums on acquisition, over the year to maturity. Gains and losses arising from derecognition, impairment or through the amortisation process are recognised in the income statement.

Impairment of financial assets

At each balance sheet date, the Group assesses whether there is objective evidence that financial assets are impaired. The impairment loss of financial assets carried at amortised cost is measured as the difference between the assets' carrying amount and the present value of estimated future cash flow discounted at the financial asset's original effective interest rate. Such impairment loss is reversed in subsequent periods through the income statement when an increase in the asset's recoverable amount can be related objectively to an event occurring after the impairment was recognised, subject to a restriction that the carrying amount of the asset at the date impairment is reversed does not exceed what the amortised cost would have been had the impairment not been recognised.

2. PRINCIPAL ACCOUNTING POLICIES *(continued)*

Financial instruments *(continued)*

Financial liabilities

The Group's financial liabilities include trade and other payables, bank loans and other borrowings and obligations under finance leases. All financial liabilities are recognised initially at their fair value and subsequently measured at amortised cost, using the effective interest method, unless the effect of discounting would be insignificant, in which case they are stated at cost.

Derecognition of financial assets and liabilities

A financial asset is derecognised when the Group's contractual rights to future cash flows from the financial asset expires or when the Group transfers the contractual rights to future cash flows to a third party. A financial liability is derecognised when, and only when, the liability is extinguished.

Cash equivalents

For the purpose of the consolidated cash flow statement, cash equivalents represent short term highly liquid investments which are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value, net of bank overdrafts.

Impairment of non-financial assets

At each balance sheet date, the Group reviews the carrying amounts of its property, plant and equipment and intangible assets with finite useful lives and investment in subsidiaries to determine whether there are any indications that such assets have suffered impairment losses or that impairment losses previously recognised no longer exist or may be reduced. If the recoverable amount of an asset is estimated to be less than its carrying amount, the latter is reduced to its recoverable amount. Impairment losses are recognised as an expense immediately.

Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, to the extent that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset in prior years. A reversal of an impairment loss is recognised as income immediately.

Revenue recognition

Revenue is recognised when it is probable that the economic benefits will flow to the Group and when the revenue can be measured reliably.

Income in respect of telecommunication services provided to customers is recognised when the services are rendered.

Interest income is accrued on a time proportion basis on the principal outstanding and at the effective interest rate applicable.

Leasing

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

Assets held under finance leases are recognised as assets of the Group at the lower of the fair value of the leased asset and the present value of the minimum lease payments. The corresponding liability to the lessor is included in the balance sheet as a finance lease obligation. Finance costs, which represent the difference between the total leasing commitments and the fair value of the assets acquired, are charged to the income statement over the terms of the relevant lease so as to produce a constant periodic rate of charge on the remaining balance of the obligations for each accounting period.

Rentals payable under operating leases are recognised as an expense on the straight-line basis over the terms of the relevant leases.

Lease incentives are recognised in the income statement as an integral part of the net consideration agreed for the use of the leased asset.

31

2. PRINCIPAL ACCOUNTING POLICIES *(continued)*

Foreign currency translation

Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates ("functional currency"). The consolidated financial statements are presented in Hong Kong dollars which is the Company's functional and presentation currency.

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement.

On consolidation, the balance sheets of entities denominated in currencies other than Hong Kong dollars, being the presentation currency, are translated at the approximate rates of exchange ruling at the balance sheet date while the income statements are translated at average rates for the year. All exchange differences arising from the translation of an entity are recognised as a separate component of equity.

Taxation

The charge for current income tax is based on the results for the year as adjusted for items that are non-assessable or disallowed. It is calculated using tax rates that have been enacted or substantively enacted at the balance sheet date.

Deferred tax is provided, using the liability method, on all temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts in the financial statements. However, if the deferred tax arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither the accounting profit nor taxable profit or loss, it is not accounted for.

The deferred tax liabilities and assets are measured at the tax rates that are expected to apply to the period when the asset is recovered or the liability is settled, based on the tax rates and tax laws that have been enacted or substantively enacted at the balance sheet date. Deferred tax assets are recognised to the extent it is probable that future taxable profits will be available against which the deductible temporary differences, tax losses and credits can be utilised.

Retirement benefit schemes

Since December 2000, the Group, other than overseas subsidiaries, has operated Mandatory Provident Fund ("MPF") schemes to provide retirement benefits for its full time permanent employees in Hong Kong. The obligations for contributions to retirement benefit schemes are recognised as expenses in the income statement as incurred. The assets of the schemes are held separately from those of the Group with independent trustees.

Under the MPF schemes, both the Group and each eligible employee are required to contribute 5% of the employee's basic monthly income, up to a maximum of HK$1,000 (as mandatory contributions) and they may choose to make additional or voluntary contributions. The Group makes the same additional contribution if an employee chooses to make a voluntary contribution of up to a maximum limit of HK$1,000.

Under the MPF schemes, employees are entitled to the Group's mandatory contributions in accordance with the provisions in the Hong Kong Mandatory Provident Fund Schemes Ordinance, and are entitled to 100% of the Group's voluntary contributions after completion of the first year of service.

Overseas subsidiaries also operate pension schemes or similar arrangements for their employees in accordance with the statutory requirements prescribed by the relevant legal authorities.

As at balance sheet date, the Group had no significant forfeited voluntary contributions which arose as a result of employees leaving the MPF schemes and which are available to reduce the contributions payable by the Group in future years.

2. PRINCIPAL ACCOUNTING POLICIES *(continued)*

Share based payments

The fair value of share options granted to employees is recognised as an employee cost with a corresponding increase in a capital reserve within equity. The fair value is measured at the grant date, taking into account the terms and conditions upon which the options were granted. Where employees have to meet vesting conditions before becoming unconditionally entitled to share options, the total estimated fair value of the share options is spread over the vesting period, taking into account the probability that the options will vest.

During the vesting period, the number of share options that is expected to vest is reviewed. Any adjustment to the cumulative fair value recognised in prior years is charged / credited to the income statement for the year of the review, unless the original employee expenses qualify for recognition as an asset, with a corresponding adjustment to the equity. On the vesting date, the amount recognised as an expense is adjusted to reflect the actual number of share options that vest with a corresponding adjustment to the equity account.

Related parties

A party is related to the Group if (a) directly, or indirectly through one or more intermediaries, the party controls, is controlled by or is under common control with the Group; or has an interest in the Group that gives it significant influence over the Group; or has joint control over the Group; (b) the party is an associate of the Group; (c) the party is a joint venture in which the Group is an investor; (d) the party is a member of the key management personnel of the Group; (e) the party is a close member of the family of any individual referred to in (a) or (d); (f) the party is an entity that is controlled, jointly controlled or significantly influenced by or for which significant voting power in such entity resides with, directly or indirectly, any individual referred to in (d) or (e); or (g) the party is a post-employment benefit plan for the benefit of employees of the Group or of any entity that is a related party of the Group.

Critical accounting estimates and judgements

Allowance for bad and doubtful debts

The provisioning policy for bad and doubtful debts of the Group is based on the evaluation of collectability and ageing analysis of the trade receivables and on management judgments. A considerable amount of judgment is required in assessing the ultimate realisation of receivables, including the current creditworthiness and the past collection history of each customer. If the financial conditions of these customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowance will be required.

Recognition of deferred tax assets

Deferred tax assets are recognised principally for unused tax losses carried forward to the extent that it is probable that future taxable profits will be available against which the unused tax losses can be utilised, based on all available evidence. Recognition primarily involves judgment regarding the future performance of the particular legal subsidiary in which the deferred tax asset has been recognised. A variety of other factors are also evaluated in considering whether there is convincing evidence that it is probable that some portion or all of the deferred tax assets will ultimately be realised, such as the existence of taxable temporary differences, tax planning strategies and the periods in which estimated tax losses can be utilised. The carrying amount of deferred tax assets and related financial models and budgets are reviewed at each balance sheet date and, to the extent that there is sufficient evidence that taxable profits will be available within the utilisation periods to allow utilisation of the carry-forward tax losses, the asset balance will be increased and such increase will be charged in the income statement.

Future changes in HKFRS

At the date of approval of these financial statements, the Group has not early adopted the new / revised HKFRS issued by HKICPA that are not yet effective for the current year. The directors do not anticipate that the adoption of these new / revised HKFRS in future periods will have a material impact on the results of the Group.

3. TURNOVER

Turnover, recognised by category, is analysed as follows:

	Group	
	2007	2006
	HK$'000	*HK$'000*
Turnover		
Telecommunication services income	**793,261**	696,494
Other	**1,991**	6,316
	795,252	702,810

4. OTHER REVENUE AND INCOME

	Group	
	2007	2006
	HK$'000	*HK$'000*
Interest income on bank deposits	**4,206**	2,326
Gain on deemed partial disposal of subsidiary *(Note)*	**17,402**	–
Other	**180**	397
	21,788	2,723

Note: The gain on the deemed partial disposal of a subsidiary arose from the subscription by an institutional investor for 5% of the share capital of the subsidiary.

5. PROFIT BEFORE TAXATION

Profit before taxation is stated after charging / (crediting) the following:

	Group	
	2007	2006
	_HK$'000_	_HK$'000_
(a) Finance costs		
Interest on bank loan and other borrowings		
wholly repayable within five years	**1,931**	2,832
Finance charges on obligations under finance leases	**20**	27
	1,951	2,859
(b) Other items		
Employee salaries and other benefits	**77,401**	69,343
Retirement benefit scheme contributions	**2,381**	2,005
	79,782	71,348
Auditors' remuneration	**1,332**	1,167
Cost of services provided	**583,405**	509,718
Depreciation of property, plant and equipment	**6,493**	5,304
Amortisation of intangible assets included in other		
operating expenses	**10,615**	4,411
Bad debts written off	**14**	337
Allowance for doubtful debts	**1,978**	1,348
Losses / (Gains) on disposal of property, plant and equipment	**971**	(8)
Operating lease charges on premises	**6,819**	5,475
Exchange losses / (gains), net	**244**	(618)

6. DIRECTORS' AND SENIOR EXECUTIVES' REMUNERATION

The aggregate amounts of remuneration received and receivable by Company directors are as follows:

	2007			
	Director fees *HK$'000*	**Salaries, gratuities and other emoluments** *HK$'000*	**Retirement benefit scheme contributions** *HK$'000*	**Total** *HK$'000*
Executive directors				
Richard John Siemens	–	1,500	24	1,524
Kuldeep Saran	–	1,849	12	1,861
Lim Shyang Guey	–	2,240	24	2,264
Non-executive director				
William Bruce Hicks	38	–	–	38
Independent non-executive directors				
Shane Frederick Weir	150	–	–	150
John William Crawford J.P.	150	100	–	250
Gerald Clive Dobby	150	–	–	150
	488	**5,689**	**60**	**6,237**

	2006			
	Director fees *HK$'000*	Salaries, gratuities and other emoluments *HK$'000*	Retirement benefit scheme contributions *HK$'000*	Total *HK$'000*
Executive directors				
Richard John Siemens	–	1,500	24	1,524
Kuldeep Saran	–	1,826	24	1,850
Lim Shyang Guey	–	1,950	24	1,974
Non-executive director				
William Bruce Hicks	–	–	–	–
Independent non-executive directors				
Shane Frederick Weir	100	–	–	100
John William Crawford J.P.	100	100	–	200
Gerald Clive Dobby	100	–	–	100
	300	5,376	72	5,748

6. DIRECTORS' AND SENIOR EXECUTIVES' REMUNERATION *(continued)*

Individuals with highest emoluments

Of the five *(2006: five)* individuals with the highest emoluments, two *(2006: two)* are directors whose emoluments are disclosed above. The aggregate of the emoluments in respect of the other three *(2006: three)* individuals are as follows:

	2007 HK$'000	2006 HK$'000
Salaries, gratuities and other emoluments	6,639	5,116
Retirement benefit scheme contributions	39	122
	6,678	5,238

The emoluments of the three *(2006: three)* individuals with the highest emoluments are within the following bands:

	2007 Number of individuals	2006 Number of individuals
HK$1,500,001 to HK$2,000,000	–	3
HK$2,000,001 to HK$2,500,000	2	–
HK$2,500,001 to HK$3,000,000	1	–
	3	3

The executive directors of the Company, together with the above-mentioned three *(2006: three)* highest paid individuals, are regarded as the key management personnel of the Group for disclosure purposes.

7. TAXATION

Hong Kong Profits Tax has not been provided as the Group's assessable profit for the year is wholly absorbed by unrelieved tax losses brought forward from previous years.

Overseas taxation represents income tax of certain subsidiaries, calculated at the tax rates prevailing in the countries in which the subsidiaries operate.

	Group	
	2007 HK$'000	2006 HK$'000
Current tax		
Overseas income taxes	(4,642)	(3,964)
Deferred tax		
Depreciation allowances	(623)	(9)
Tax losses	2,871	(26)
	2,248	(35)
	(2,394)	(3,999)

Further details of the Group's deferred taxation status are set out in note 26.

7. TAXATION *(continued)*

Reconciliation of effective tax rate

	Group	
	2007	2006
	%	%
Applicable tax rate	**26**	27
Non-deductible expenses	**1**	3
Tax exempt revenue	**(5)**	(4)
Unrecognised tax losses arising in current year	**5**	5
Utilisation of previously unrecognised tax losses	**(21)**	(17)
Recognition of previously unrecognised tax losses	**(7)**	(2)
Reversal / (Recognition) of previously unrecognised deferred tax assets	**4**	(4)
Other	**2**	1
Effective tax rate for the year	**5**	9

The applicable tax rate is the average of the tax rates prevailing in the territories in which the Group operates.

8. PROFIT FOR THE YEAR

The profit for the year includes a profit of HK$20,479,000 *(2006: HK$20,355,000)* which has been dealt with in the financial statements of the Company.

9. EBITDA

EBITDA represents earnings before interest expenses, taxation, depreciation and amortisation.

10. EARNINGS PER SHARE

The calculation of basic earnings per share for the year ended 31 December 2007 is based on the consolidated profit attributable to equity holders of the Company of HK$44,303,000 *(2006: HK$40,632,000)* and on the weighted average number of 514,773,652 *(2006: 470,894,200)* shares in issue during the year.

Diluted earnings per share for the years ended 31 December 2007 and 2006 have not been presented as the exercise prices of the share options were higher than the average market price of the shares.

11. PROPERTY, PLANT AND EQUIPMENT

	Group				
	Leasehold improvements HK$'000	Machinery and equipment HK$'000	Office equipment, furniture and fittings HK$'000	Motor vehicles HK$'000	Total HK$'000
As at 1 January 2006	2,016	4,687	5,441	–	12,144
Additions	–	5,086	2,326	2,800	10,212
Disposals	–	–	(124)	–	(124)
Write-back of accumulated depreciation on disposals	–	–	60	–	60
Depreciation	(685)	(2,100)	(1,959)	(560)	(5,304)
Exchange adjustments	–	(1)	130	–	129
As at 31 December 2006	1,331	7,672	5,874	2,240	17,117
As at 1 January 2007	1,331	7,672	5,874	2,240	17,117
Additions	125	5,698	3,272	–	9,095
Disposals	–	(8,882)	(1,906)	(1,400)	(12,188)
Write-back of accumulated depreciation on disposals	–	8,882	1,906	420	11,208
Depreciation	(701)	(3,303)	(2,069)	(420)	(6,493)
Exchange adjustments	–	–	60	–	60
As at 31 December 2007	755	10,067	7,137	840	18,799
Representing:					
Cost	2,091	50,277	24,257	2,800	79,425
Accumulated depreciation	(760)	(42,605)	(18,383)	(560)	(62,308)
As at 1 January 2007	1,331	7,672	5,874	2,240	17,117
Cost	2,216	47,439	26,229	1,400	77,284
Accumulated depreciation	(1,461)	(37,372)	(19,092)	(560)	(58,485)
As at 31 December 2007	755	10,067	7,137	840	18,799

The carrying amount of the Group's property, plant and equipment as at 31 December 2007 includes an amount of HK$397,000 *(2006: HK$596,000)* in respect of assets held under finance leases.

11. PROPERTY, PLANT AND EQUIPMENT *(continued)*

	Company			
	Leasehold improvements HK$'000	Office equipment, furniture and fittings HK$'000	Motor vehicles HK$'000	Total HK$'000
As at 1 January 2006	1,631	1,924	–	3,555
Additions	–	393	2,800	3,193
Disposals	–	(33)	–	(33)
Write-back of accumulated depreciation on disposals	–	33	–	33
Depreciation	(593)	(208)	(560)	(1,361)
As at 31 December 2006	1,038	2,109	2,240	5,387
As at 1 January 2007	1,038	2,109	2,240	5,387
Additions	–	533	–	533
Disposals	–	–	(1,400)	(1,400)
Write-back of accumulated depreciation on disposals	–	–	420	420
Depreciation	(593)	(190)	(420)	(1,203)
As at 31 December 2007	445	2,452	840	3,737
Representing:				
Cost	1,631	2,707	2,800	7,138
Accumulated depreciation	(593)	(598)	(560)	(1,751)
As at 1 January 2007	1,038	2,109	2,240	5,387
Cost	1,631	3,240	1,400	6,271
Accumulated depreciation	(1,186)	(788)	(560)	(2,534)
As at 31 December 2007	445	2,452	840	3,737

12. INTANGIBLE ASSETS

	Development costs HK$'000	Group Customer contracts HK$'000	Total HK$'000
Additions	3,137	52,933	56,070
Amortisation	–	(4,411)	(4,411)
As at 31 December 2006	3,137	48,522	51,659
As at 1 January 2007	3,137	48,522	51,659
Additions	460	–	460
Amortisation	–	(10,615)	(10,615)
As at 31 December 2007	3,597	37,907	41,504
Representing:			
Costs	3,137	52,933	56,070
Accumulated amortisation	–	(4,411)	(4,411)
As at 31 December 2006	3,137	48,522	51,659
Costs	3,597	52,933	56,530
Accumulated amortisation	–	(15,026)	(15,026)
As at 31 December 2007	3,597	37,907	41,504

13. INTERESTS IN SUBSIDIARIES

	Company 2007 HK$'000	2006 HK$'000
Unlisted shares, at cost	–	–
Due from subsidiaries	601,068	683,683
Less: Provisions	(499,922)	(607,896)
	101,146	75,787

The amounts due from subsidiaries are unsecured, interest-free and have no fixed term of repayment, except for an amount of HK$57,948,000 *(2006: HK$57,948,000)* which bears interest at 5.5% per annum, is unsecured and repayable on 23 April 2009. The carrying values of the amounts due approximate their fair values.

13. INTERESTS IN SUBSIDIARIES *(continued)*

Details of the principal subsidiaries at the balance sheet date are as follows:

Name of subsidiary	Place of incorporation and operation	Particulars of issued share capital	Effective ownership interest held by the Company		Principal activities
			Directly	*Indirectly*	
ZONE USA, Inc. (i)	United States of America	US$10	–	100%	Investment holding
ZONE Telecom Pte Ltd	Singapore	S$100,000	–	100%	Provision of telecommunication services
ZONE Telecom, Inc. (i)	United States of America	US$10	–	100%	Provision of telecommunication services
ZONE Resources Limited	British Virgin Islands	US$10,000	–	95%	Provision of IP-based communication services
ZONE Limited	Hong Kong	HK$2	–	100%	Provision of telecommunication services
ZONE Global Limited	British Virgin Islands	US$1	–	100%	Investment holding
ZONE Channel Services Limited	Hong Kong	HK$2	–	100%	Provision of marketing and promotion services
speedinsure.com Limited	Hong Kong	HK$10,000	–	70.3%	Provision of sales and fulfilment solutions
speedinsure Global Limited	British Virgin Islands	US$10,102	–	70.3%	Investment holding
e-Kong Pillars Holdings Limited	British Virgin Islands	US$1	100%	–	Investment holding
e-Kong Pillars Limited	British Virgin Islands	US$1	–	100%	Investment holding
Cyber Insurance Brokers Limited	Hong Kong	HK$5,000,000	–	70.3%	Insurance brokerage
China Portal Limited	British Virgin Islands	US$1	–	100%	Provision of consultancy services
深圳盈港科技有限公司 (ii)	The People's Republic of China	RMB1,000,000 Registered capital	–	100%	Provision of technical consultancy services

(i) – Companies not audited by Mazars.

(ii) – A wholly foreign-owned enterprise established in the People's Republic of China.

The above summary includes those subsidiaries which, in the opinion of the Company's directors, principally affected the results or formed a substantial portion of the net assets of the Group. The classes of shares held are ordinary shares unless otherwise stated. To give details of other subsidiaries would, in the opinion of the directors, result in particulars of excessive length.

14. TRADE AND OTHER RECEIVABLES

	Group		Company	
	2007	2006	**2007**	2006
	HK$'000	HK$'000	**HK$'000**	HK$'000
Trade receivables	**87,367**	80,627	–	–
Allowance for doubtful debts	**(4,570)**	(4,508)	–	–
	82,797	76,119	–	–
Other receivables				
Deposits, prepayments and other debtors	**8,792**	10,511	**1,380**	1,389
	91,589	86,630	**1,380**	1,389

The Group's credit terms on sales mainly range from 30 to 90 days. Included in trade and other receivables are trade debtors (net of allowance for doubtful debts) with the following by invoice date ageing analysis:

	Group	
	2007	2006
	HK$'000	HK$'000
Less than 1 month	**74,197**	68,042
1 to 3 months	**8,377**	7,858
More than 3 months but less than 12 months	**223**	219
	82,797	76,119

The Group's credit policy is set out in note 23.

14. TRADE AND OTHER RECEIVABLES *(continued)*

The movements in allowance for doubtful debts are as follows:

	Group		Company	
	2007	2006	**2007**	2006
	HK$'000	HK$'000	**HK$'000**	HK$'000
As at 1 January	**4,508**	5,650	–	–
Increase in allowance	**1,978**	1,348	–	–
Amounts written off	**(1,916)**	(2,490)	–	–
As at 31 December	**4,570**	4,508	–	–

The ageing analysis of trade debtors that are neither individually nor collectively considered to be impaired are as follows:

	Group	
	2007	2006
	HK$'000	HK$'000
1 to 3 months past due	**9,783**	9,579
More than 3 months but less than 12 months past due	**635**	522
Amounts past due	**10,418**	10,101
Neither past due nor impaired	**72,379**	66,018
	82,797	76,119

The Group has not provided for any impairment losses on the above trade debtors as there has not been a significant change in credit quality and the directors believe that the amounts are still considered receivable. The Group does not hold any collateral over the balances.

Receivables that were neither past due nor impaired relate to a wide range of customers for whom there has been no history of default.

15. PLEDGED BANK DEPOSITS

At the balance sheet date, the Group and the Company had pledged bank deposits amounting to HK$2,137,000 *(2006: HK$1,547,000)* and HK$910,000 *(2006: HK$886,000)*, respectively, to banks for guarantees made by them to certain telecommunication carriers for due payments by the Group.

16. TRADE AND OTHER PAYABLES

	Group		Company	
	2007 ***HK$'000***	2006 *HK$'000*	**2007** ***HK$'000***	2006 *HK$'000*
Trade payables	**51,203**	44,924	–	–
Other payables				
Accrued charges and other creditors	**53,732**	54,762	**1,458**	1,232
Due to subsidiaries	–	–	**16,668**	779
	104,935	99,686	**18,126**	2,011

The amounts due to subsidiaries are unsecured, interest-free and have no fixed term of repayment.

Included in trade and other payables are trade creditors with the following by invoice date ageing analysis:

	Group	
	2007 ***HK$'000***	2006 *HK$'000*
Less than 1 month	**40,462**	26,733
1 to 3 months	**10,284**	17,992
More than 3 months but less than 12 months	**457**	199
	51,203	44,924

17. BANK BORROWINGS

The bank loan is repayable as follows:

	Group	
	2007 ***HK$'000***	2006 *HK$'000*
Within one year	**10,430**	9,188
After one year but within two years	**4,250**	9,860
After two years but within five years	–	12,717
	14,680	31,765

17. BANK BORROWINGS *(continued)*

	Group 2007 HK$'000	Group 2006 HK$'000
Reported as:		
Current liabilities	**10,430**	9,188
Non-current liabilities	**4,250**	22,577
	14,680	31,765

The loan requires monthly principal and interest payments of US$118,575 (equivalent to HK$924,885). It also requires a quarterly payment equal to 10% of EBITDA for the previous quarter. The loan bears interest at 7% per annum and is secured by all assets of two subsidiaries in the U.S.A., with an aggregate carrying value of HK$182,547,000 (consisting of intangible assets of HK$37,907,000, property, plant and equipment of HK$11,215,000, trade and other receivables of HK$73,028,000 and cash and bank balances of HK$60,397,000).

18. OBLIGATIONS UNDER FINANCE LEASES

The obligations under finance leases are repayable as follows:

	Group			
	Minimum lease payments		Present value of minimum lease payments	
	2007 HK$'000	2006 HK$'000	2007 HK$'000	2006 HK$'000
Finance leases due:				
Within one year	**218**	218	**206**	198
After one year but within two years	**217**	218	**213**	198
After two years but within five years	**–**	217	**–**	221
	435	653	**419**	617
Future finance charges	**(16)**	(36)	**–**	–
Present value of lease obligations	**419**	617	**419**	617

	Group 2007 HK$'000	Group 2006 HK$'000
Reported as:		
Current liabilities	**206**	198
Non-current liabilities	**213**	419
	419	617

The finance lease payments are repayable in 60 instalments, mature in December 2009 and bear interest at 3.7% per annum. The carrying value of the finance leases approximate their fair values.

19. SHARE CAPITAL

	2007		2006	
	Number of shares	**Amount** *HK$'000*	*Number of shares*	Amount *HK$'000*
Ordinary shares				
Authorised				
12,000,000,000 ordinary shares				
of HK$0.01 each	**12,000,000,000**	**120,000**	12,000,000,000	120,000
Issued and fully paid				
As at 1 January	**470,894,200**	**4,709**	470,894,200	4,709
New shares issued	**52,000,000**	**520**	–	–
As at 31 December	**522,894,200**	**5,229**	470,894,200	4,709

On 27 February 2007, the Company completed a top-up placement of 52,000,000 ordinary shares in the Company at a price of HK$0.90 per share. The net proceeds of HK$45,400,000 were reported to be for use as general working capital, capital expenditure and business expansion.

Details of the above are set out in the announcement of the Company dated 16 February 2007.

The shares issued during the year rank pari passu with the then existing shares in issue in all respects.

20. SHARE OPTIONS

(a) **The Company**

Pursuant to an employee share option scheme of the Company adopted in a special general meeting held on 25 October 1999, the directors of the Company, at their discretion, could invite eligible employees of the Group, including executive directors of the Company, to take up options to subscribe for shares in the Company under the terms and conditions stipulated therein. This scheme was subsequently terminated in a special general meeting held on 28 June 2002 but the share options granted that were not yet exercised thereunder remain effective and are bound by the scheme terms.

On 28 June 2002, the Company adopted a new share option scheme. Under the new share option scheme, the directors of the Company may at their discretion grant share options to (i) any director, employee, consultant, customer, supplier, business introduction agent, or legal, financial or marketing adviser of or contractor to any company in the Group or any affiliate and / or (ii) any discretionary trust the discretionary objects of which include any of the foregoing, under the terms and conditions stipulated therein. No share options have been granted by the Company under the new share option scheme since adoption.

20. SHARE OPTIONS *(continued)*

(b) Subsidiaries

On 28 June 2002, the Company adopted scheme rules and procedures for share option schemes for its subsidiaries (the "Subsidiary Scheme Rules and Procedures"). In accordance with the Subsidiary Scheme Rules and Procedures, the subsidiaries may adopt their own respective share option schemes in line with the terms and conditions of the Subsidiary Scheme Rules and Procedures, pursuant to which the board of directors of each of the relevant subsidiaries may at its discretion grant share options to (i) any director, employee, consultant, customer, supplier, business introduction agent, or legal, financial or marketing adviser of or contractor to the subsidiaries and their subsidiaries, any of their holding companies or any affiliate and / or (ii) any discretionary trust the discretionary objects of which include any of the foregoing. No subsidiaries have activated their share option scheme powers pursuant to the terms and conditions of the Subsidiary Scheme Rules and Procedures since adoption.

Summary of principal terms

A summary of the principal terms of the new share option scheme of the Company and Subsidiary Scheme Rules and Procedures is as follows:

(i) Purpose

The schemes are designed to enable the board to grant share options to eligible participants as (i) incentives and / or rewards in recognition or acknowledgement of the contributions that eligible participants have made and will make to the Group and (ii) motivation to worthy employees for high levels of performance in order to enhance long-term shareholder value.

(ii) Maximum number of shares

The total number of shares in respect of which share options may be granted (together with share options exercised and then outstanding) under the schemes and to be granted under any other share option schemes of the Company or the relevant subsidiary, shall not in aggregate exceed 10% of the shares in issue as at the date of approval of the schemes unless shareholder approval has been obtained. As at 1 April 2008, 13,689,261 shares of the Company, representing about 2.6% of its issued share capital, are available for issue under the new share option scheme.

The maximum number of shares issued and which may fall to be issued upon the exercise of the share options granted under the scheme and any other share option schemes (including both exercised and outstanding share options) to each eligible participant shall not exceed 1% of the shares in issue for the time being in any 12 month period up to and including the date of grant.

(iii) Exercise period and payment on acceptance of share options

A share option may be exercised in accordance with the terms of the scheme at any time during a period to be determined and notified by the directors to each grantee, subject to a maximum period of 10 years from the date of grant.

A share option shall be deemed to have been granted and accepted and to have taken effect when the duplicate letter comprising acceptance of the offer of the grant of a share option duly signed by the grantee (for the new share option scheme) or the acceptance of the offer of the grant of a share option duly acknowledged by the grantee in such form as the board may from time to time determine (for the Subsidiary Scheme Rules and Procedures) together with a remittance in favour of the Company of HK$1.00 (or its US$ equivalent) in consideration of the grant thereof is received by the Company on a business day not later than 28 days from the offer date.

20. SHARE OPTIONS *(continued)*

Summary of principal terms *(continued)*

(iv) Basis of determining the subscription price

New share option scheme of the Company

Subject to the terms of the scheme and the provisions of the Listing Rules, the subscription price in respect of any share option shall be at least the highest of (i) the closing price of the shares as stated in the Stock Exchange's daily quotations sheets on the date of grant; (ii) the average closing price of the shares as stated in the Stock Exchange's daily quotations sheets over the 5 business days immediately preceding the date of grant; and (iii) the nominal value of a share.

Subsidiary scheme rules and procedures

Subject to the terms of the scheme and the provisions of the Listing Rules, the subscription price in respect of any share option shall not be less than the par value of a share provided that if the share option is intended to qualify as an incentive stock option under the tax laws of the United States, the subscription price thereof shall not be less than the fair market value of a share as detailed therein.

(v) Remaining life of the scheme

The Company scheme is valid and effective, at the discretion of the board of directors, subject to a maximum period of 10 years from the date of its adoption.

During the year, no share options were held by the directors, chief executive or substantial shareholders of the Company, suppliers of goods or services or other participants, other than eligible employees under the old share option scheme.

Details of the share options granted and remaining outstanding at the balance sheet date were as follows:

			Number of share options				
Date of grant	Exercisable period	Exercise price *HK$*	As at 1 January 2006	Lapsed during 2006	As at 31 December 2006	Lapsed during 2007	As at 31 December 2007
25.10.1999	25.10.2000 – 24.10.2009	1.40	15,000	–	15,000	–	15,000
16.11.1999	16.11.2000 – 24.10.2009	1.60	7,500	–	7,500	–	7,500
23.12.1999	23.12.2000 – 24.10.2009	2.00	35,000	–	35,000	–	35,000
28.04.2000	28.04.2001 – 24.10.2009	3.30	40,000	–	40,000	(15,000)	25,000
09.08.2000	09.08.2001 – 24.10.2009	2.30	30,000	–	30,000	–	30,000
25.10.2000	25.10.2001 – 24.10.2009	1.20	20,000	–	20,000	–	20,000
Total			147,500	–	147,500	(15,000)	132,500

The options outstanding as at 31 December 2007 had an exercise price of between HK$1.20 and HK$3.30 *(2006: between HK$1.20 and HK$3.30)* and a weighted average remaining contractual life of 1.83 years *(2006: 2.83 years)*.

21. RESERVES

	Share premium HK$'000	Exchange reserve HK$'000	Capital redemption reserve HK$'000	Contributed surplus HK$'000	Accumulated profits / (losses) HK$'000	Total HK$'000	Minority interests HK$'000	Total equity HK$'000
					Attributable to equity holders of the Company			
Group								
As at 1 January 2006	23,461	(1,011)	6	607,462	(543,555)	86,363	–	86,363
Exchange differences on translation of foreign subsidiaries	–	413	–	–	–	413	–	413
Profit for the year	–	–	–	–	40,632	40,632	–	40,632
Transfer between reserves *(Note)*	–	–	–	(523,973)	523,973	–	–	–
As at 31 December 2006	23,461	(598)	6	83,489	21,050	127,408	–	127,408
New shares issued	46,280	–	–	–	–	46,280	–	46,280
Shares issue expenses	(1,400)	–	–	–	–	(1,400)	–	(1,400)
Exchange differences on translation of foreign subsidiaries	–	1,665	–	–	–	1,665	–	1,665
Deemed partial disposal of a subsidiary	–	–	–	–	–	–	1,088	1,088
Profit / (Loss) for the year	–	–	–	–	44,303	44,303	(83)	44,220
As at 31 December 2007	**68,341**	**1,067**	**6**	**83,489**	**65,353**	**218,256**	**1,005**	**219,261**
Company								
As at 1 January 2006	23,461	–	6	607,462	(544,328)	86,601	–	86,601
Profit for the year	–	–	–	–	20,355	20,355	–	20,355
Transfer between reserves *(Note)*	–	–	–	(523,973)	523,973	–	–	–
As at 31 December 2006	23,461	–	6	83,489	–	106,956	–	106,956
New shares issued	46,280	–	–	–	–	46,280	–	46,280
Share issue expenses	(1,400)	–	–	–	–	(1,400)	–	(1,400)
Profit for the year	–	–	–	–	20,479	20,479	–	20,479
As at 31 December 2007	**68,341**	**–**	**6**	**83,489**	**20,479**	**172,315**	**–**	**172,315**

Contributed surplus represents the amounts transferred from the share premium account as a result of the capital reorganisation undertaken by the Company in November 2002. Under the Companies Act 1981 of Bermuda (as amended), contributed surplus is distributable to shareholders, subject to the condition that the Company cannot declare or pay a dividend, or make a distribution out of contributed surplus, if there are reasonable grounds for believing that:

(i) the Company is, or would after the payment be, unable to pay its liabilities as they become due; or

(ii) the realisable value of the Company's assets would thereby be less than the aggregate of its liabilities and its issued share capital and share premium account.

21. RESERVES *(continued)*

Subject to the conditions mentioned in the foregoing paragraph, the Company had the following reserves available for distribution to shareholders at the balance sheet date:

	2007 *HK$'000*	2006 *HK$'000*
Contributed surplus	83,489	83,489
Accumulated profits	20,479	–
	103,968	83,489

Note: Pursuant to a board resolution on 21 December 2006, contributed surplus amounting to HK$523,973,000 was approved for application towards set-off against accumulated losses of the Company.

22. CASH GENERATED FROM OPERATIONS

	Group	
	2007 *HK$'000*	2006 *HK$'000*
Profit before taxation	46,614	44,631
Interest income	(4,206)	(2,326)
Interest expenses	1,931	2,832
Interest on obligations under finance leases	20	27
Depreciation	6,493	5,304
Amortisation of intangible assets	10,615	4,411
Gain on deemed partial disposal of a subsidiary	(17,402)	–
Exchange differences	622	367
Losses / (Gains) on disposals of property, plant and equipment	971	(8)
Bad debts written off	14	337
Allowance for doubtful debts	1,978	1,348
Changes in working capital:		
Trade and other receivables	(6,549)	(21,175)
Trade and other payables	4,847	40,184
Cash generated from operations	**45,948**	75,932

23. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES

The Group's principal financial instruments comprise bank borrowings, finance leases, cash and short-term deposits. The main purpose of these financial instruments is to raise or maintain financial resources for Group operations. The Group has various other financial instruments such as trade receivables and trade payables which arise directly from its business activities.

Exposure to currency, credit and liquidity risks arise in the normal course of the Group's business. Management of the Group monitors and manages these exposures to ensure appropriate measures are implemented on a timely and effective manner. The key policies on monitoring and controlling these risks are set out below.

Currency risk

The transactions of several subsidiaries are denominated in foreign currencies which expose the Group to foreign currency risks. However, most of the Group's assets and liabilities, revenues and payments are denominated in Hong Kong dollars and United States dollars in which the Group considers there is no significant exposure to foreign exchange fluctuations as long as the Hong Kong-United States dollar exchange rate remains pegged. In addition to United States dollars there are also transactions made in Singapore dollars for which the Group closely monitors the Singapore-United States dollar exchange rate and, whenever appropriate, takes any necessary action to reduce the exchange risk.

The carrying amounts of the Group's and the Company's foreign currency denominated monetary assets and monetary liabilities at the balance sheet date are as follows:

| | Group | | Company | |
	2007 HK$'000	2006 HK$'000	2007 HK$'000	2006 HK$'000
Assets				
United Stated dollars	172,155	147,668	93,442	85,301
Singapore dollars	32,435	17,512	–	–
Renminbi	566	–	–	–
	205,156	165,180	93,442	85,301
Liabilities				
United Stated dollars	106,161	119,490	–	–
Singapore dollars	8,426	6,058	–	–
Renminbi	356	–	–	–
	114,943	125,548	–	–

Credit risk

The Group's credit risks are primarily attributable to trade and other receivables. Management of the Group has a credit limit policy in place and exposures to credit risks are monitored on an ongoing basis. In order to minimise credit risk, management of the Group has established credit limits, credit approvals and other monitoring procedures to ensure appropriate actions are taken to recover overdue debts.

23. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES *(continued)*

Liquidity risk

Individual operating units within the Group are responsible for their own cash management. To minimize liquidity risks, management of the Group regularly reviews the current and expected liquidity requirements of operating units to ensure they maintain sufficient reserves of cash to meet their liquidity requirements in the short and longer terms.

The maturity profile of the Group's financial liabilities at the balance sheet date based on contractual undiscounted payments are summarised below.

	2007				
	On demand *HK$'000*	Less than 3 months *HK$'000*	3 to 12 months *HK$'000*	After 1 year but within 5 years *HK$'000*	Total *HK$'000*
Interest-bearing borrowings	–	2,835	8,511	4,538	15,884
Trade and other payables	10,001	93,753	1,181	–	104,935
	10,001	**96,588**	**9,692**	**4,538**	**120,819**

	2006				
	On demand *HK$'000*	Less than 3 months *HK$'000*	3 to 12 months *HK$'000*	After 1 year but within 5 years *HK$'000*	Total *HK$'000*
Interest-bearing borrowings	–	2,836	8,503	24,858	36,197
Trade and other payables	10,793	87,986	907	–	99,686
	10,793	90,822	9,410	24,858	135,883

24. CAPITAL MANAGEMENT

The objectives of the Group's capital management are to safeguard the Group's ability to continue as a going concern and to provide returns for shareholders. The Group manages its capital structure to maintain a balance between liquidity, investment and borrowings, and makes adjustments, including payment of dividends to shareholders or issues new shares in the light of changes in the economic environment. No changes were made in the Group's objectives, policies or processes for managing capital during the years ended 31 December 2007 and 2006.

The Group monitors capital on the basis of its net debt-to-equity ratio, which is net debt divided by total equity. The net debt-to-equity ratio at the balance sheet date was as follows:

	2007 HK$'000	2006 HK$'000
Interest-bearing borrowings	(15,099)	(32,382)
Trade and other payables	(104,935)	(99,686)
Taxation payables	(4,288)	(3,996)
Less: Cash and short term deposits	181,662	100,362
Net surplus / (debts)	57,340	(35,702)
Total equity	224,490	132,177
Net debt-to-equity ratio	N / A	27%

25. COMMITMENTS

Capital expenditure commitments

	Group	
	2007 HK$'000	2006 HK$'000
Contracted but not provided for (net of deposit paid)	983	36

Commitments under operating leases

At the balance sheet date, the total future minimum lease payments in respect of land and buildings under non-cancellable operating leases are payable as follows:

	Group		Company	
	2007 HK$'000	2006 HK$'000	2007 HK$'000	2006 HK$'000
Within one year	6,062	8,031	1,385	2,659
In the second to fifth years inclusive	4,228	10,369	–	1,997
Over five years	–	64	–	–
	10,290	18,464	1,385	4,656

Operating lease payments mainly represent rentals payable for certain office premises and director's quarters. Leases are negotiated for and rentals are fixed for an average of 2 to 5 years.

26. DEFERRED TAX

The movements for the year in the Group's net deferred tax position were as follows:

	Group	
	2007	2006
	HK$'000	HK$'000
As at 1 January	10,866	10,881
Exchange differences	7	20
Income statement credit / (charges)	2,248	(35)
As at 31 December	13,121	10,866

Recognised deferred tax assets and liabilities

	Group			
	Assets		Liabilities	
	2007	2006	2007	2006
	HK$'000	HK$'000	HK$'000	HK$'000
Depreciation allowances	131	234	(513)	–
Tax losses	13,503	10,632	–	–
As at 31 December	13,634	10,866	(513)	–

Unrecognised deferred tax assets

	Group	
	2007	2006
	HK$'000	HK$'000
Tax losses	118,728	135,188
Deductible temporary differences	281	–
As at 31 December	119,009	135,188

The unrecognised tax losses of HK$430,064,000 *(2006: HK$483,052,000)* have no expiry dates under current tax legislation, except for tax losses of HK$263,437,000 *(2006: HK$306,990,000)* which are related to a subsidiary in the United States. These tax losses have a carry-forward period of 20 years from the year they arose and will begin to expire from 2020 onwards.

27. SEGMENTAL INFORMATION

Analyses of the principal geographical areas and business activities of operation of the Group during the year are set out below.

(a) By geographical segments

In presenting information on a geographical basis, revenue, segment assets and capital expenditure are based on the geographical location of customers, or the location of the assets, as appropriate.

Year ended 31 December 2007

	North America HK$'000	Asia Pacific HK$'000	Eliminations HK$'000	Consolidated HK$'000
Turnover				
External sales	698,915	96,337	–	795,252
Inter-segment sales	–	5,335	(5,335)	–
	698,915	101,672	(5,335)	795,252
Results				
Segment results	27,295	27,657	–	54,952
Finance costs				(1,951)
Other operating income and expenses				(6,387)
Profit before taxation				46,614
Taxation				(2,394)
Profit for the year				44,220

Inter-segment sales are charged at prevailing market prices.

Other information				
Capital expenditures	5,700	3,395	–	9,095
Depreciation and amortisation	14,688	2,420	–	17,108
Significant non-cash expenses				
(other than depreciation and amortization)	1,782	1,181	–	2,963
Assets				
Segment assets	195,793	155,915	(2,383)	349,325
Liabilities				
Segment liabilities	107,859	19,359	(2,383)	124,835

27. SEGMENTAL INFORMATION *(continued)*

(a) By geographical segments *(continued)*

Year ended 31 December 2006

	North America HK$'000	Asia Pacific HK$'000	Consolidated HK$'000
Turnover			
External sales	598,989	103,821	702,810
Results			
Segment results	29,925	27,873	57,798
Finance costs			(2,859)
Other operating income and expenses			(10,308)
Profit before taxation			44,631
Taxation			(3,999)
Profit for the year			40,632
Other information			
Capital expenditures	5,954	4,258	10,212
Depreciation and amortisation	6,743	2,972	9,715
Significant non-cash expenses			
(other than depreciation and amortisation)	1,638	47	1,685
Assets			
Segment assets	182,424	85,757	268,181
Liabilities			
Segment liabilities	119,130	16,934	136,064

27. SEGMENTAL INFORMATION *(continued)*

(b) By business segments

Year ended 31 December 2007

	Tele-communication services HK$'000	Other HK$'000	Consolidated HK$'000
Turnover			
External sales	793,261	1,991	795,252
Results			
Segment results	55,003	(51)	54,952
Finance costs			(1,951)
Other operating income and expenses			(6,387)
Profit before taxation			46,614
Taxation			(2,394)
Profit for the year			44,220
Other information			
Assets			
– Business segments	254,373	413	254,786
– Unallocated assets			94,539
			349,325
Capital expenditures			
– Business segments	8,539	23	8,562
– Unallocated assets			533
			9,095

27. SEGMENTAL INFORMATION *(continued)*

(b) By business segments *(continued)*

Year ended 31 December 2006

	Tele-communication services HK$'000	Other HK$'000	Consolidated HK$'000
Turnover			
External sales	696,494	6,316	702,810
Results			
Segment results	57,792	6	57,798
Finance costs			(2,859)
Other operating income and expenses			(10,308)
Profit before taxation			44,631
Taxation			(3,999)
Profit for the year			40,632
Other information			
Assets			
– Business segments	229,908	383	230,291
– Unallocated assets			37,890
			268,181
Capital expenditures			
– Business segments	7,019	–	7,019
– Unallocated assets			3,193
			10,212

Summary of Results, Assets and Liabilities of the Group

	Results of the Group for the five years ended 31 December				
	2007	2006	2005	2004	2003
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Turnover	**795,252**	702,810	422,590	402,654	402,543
Profit / (Loss) before taxation	**46,614**	44,631	38,532	(132,976)	(20,756)
Taxation (charges) / credit	**(2,394)**	(3,999)	8,544	1,369	1,000
Profit / (Loss) for the year	**44,220**	40,632	47,076	(131,607)	(19,756)
	HK cents	*HK cents*	*HK cents*	*HK cents*	*HK cents*
Earnings / (Loss) per share					
Basic	**8.6**	8.6	10.0	(28.0)	(4.2)
Diluted	**N / A**	N / A	N / A	N / A	N / A

	Assets and liabilities of the Group as at 31 December				
	2007	2006	2005	2004	2003
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Non-current assets	**73,937**	79,642	23,025	12,179	154,150
Current assets	**275,388**	188,539	128,358	92,763	81,666
Total assets	**349,325**	268,181	151,383	104,942	235,816
Non-current liabilities	**4,976**	22,996	618	809	312
Current liabilities	**119,859**	113,068	59,693	60,510	58,890
Total liabilities	**124,835**	136,064	60,311	61,319	59,202
Net assets	**224,490**	132,117	91,072	43,623	176,614

Shareholder Information

Annual General Meeting

The 2008 Annual General Meeting will be held at The China Club, 13/F., The Old Bank of China Building, Bank Street, Central, Hong Kong on Thursday, 22 May 2008 at 10:00 a.m. A notice of the Annual General Meeting is published on both the websites of The Stock Exchange of Hong Kong Limited and the Company on 23 April 2008, and a copy thereof is printed on the Circular to the shareholders of the Company (the "Shareholders") dated 23 April 2008 and despatched to the Shareholders and other recipients together with this 2007 Annual Report.

Shareholder Enquiries

Any enquiries relating to your shareholding, for example transfers of shares, change of name or address, or lost share certificates, should be sent to the Registrars:

Share Registrar in Bermuda	Butterfield Fund Services (Bermuda) Limited Rosebank Centre 11 Bermudiana Road Pembroke Bermuda
Branch Share Registrar in Hong Kong	Tricor Secretaries Limited 26th Floor Tesbury Centre 28 Queen's Road East Wanchai Hong Kong

Any enquiries relating to your holding of the Company's ADRs should be sent to the Depositary, The Bank of New York Mellon at BNY Mellon Shareowner Services, P.O. Box 11258, Church Street Station, New York, NY 10286-1258, USA.

Investor Relations

Enquiries may be directed to:

Investor Relations Team
e-Kong Group Limited
3705 Gloucester Tower
The Landmark
15 Queen's Road Central
Hong Kong

Telephone:	+852 2801 7188
Facsimile:	+852 2801 7238
Email:	ir@e-kong.net

American Depositary Receipt Programme

In May 2003, the Company launched its Level 1 American Depositary Receipt (ADR) Programme, whereby the Company's shares are now able to be priced and quoted in US Dollars and traded as American securities under the ticker symbol "EKONY" in the United States.

For further information, please contact the Depositary, The Bank of New York Mellon at BNY Mellon Shareowner Services, P.O. Box 11258, Church Street Station, New York, NY 10286-1258, USA or through its website www.adrbny.com or toll-free number 1-888-269-2377.

Corporate Communications

On 15 September 2003, the Company sent a letter to the Shareholders to enable them to select, among others, to receive all future corporate communications of the Company in either the English language or the Chinese language or both languages. This 2007 Annual Report, in either the English language or the Chinese language or both languages, is being delivered to each Shareholder in accordance with his / her selection made or, if no selection has been made by the Shareholder, the arrangement as set forth in the said letter.

Shareholders may also obtain this 2007 Annual Report in the language other than that he / she now receives upon request to the Company's Branch Share Registrar in Hong Kong, Tricor Secretaries Limited at 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong. For further enquiries, please contact Tricor Secretaries Limited at telephone no. 2980 1766 or facsimile no. 2861 1465.

股東亦可向本公司之股份過戶登記處香港分處卓佳秘書商務有限公司（地址為香港皇后大道東28號金鐘匯中心26樓）索取此二零零七年年報之另一語言文本。如欲查詢更多資料，請聯絡卓佳秘書商務有限公司，電話號碼2980 1766或傳真號碼2861 1465。

This 2007 Annual Report, in both the English and Chinese languages and in accessible format has been made available on the Company's website and a soft copy thereof has been submitted to The Stock Exchange of Hong Kong Limited.

Shareholders may at any time choose to receive corporate communications in printed form or electronically.

In order to elect to receive corporate communications of the Company in the English language or the Chinese language or both languages, or to receive electronic communications, or to revoke or amend an instruction previously made, Shareholders may complete, sign and return to Tricor Secretaries Limited, the Company's Branch Share Registrar in Hong Kong, at 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong a prescribed instruction slip, a copy of which is printed at the end of this 2007 Annual Report and is available on the Company's website.

INSTRUCTION SLIP
ON RECEIVING FUTURE CORPORATE COMMUNICATIONS

To: e-Kong Group Limited (the "Company")
        c/o Tricor Secretaries Limited
            26th Floor
            Tesbury Centre
            28 Queen's Road East
            Wanchai
            Hong Kong

Please tick only one box of this instruction slip

1.   PRINTED FORM

(a)   *Full Financial Reports and other Corporate Communications (English, Chinese or both)*

In future,

☐   I / we would like to receive the printed copies of Full Financial Reports and other Corporate Communications in the English language only; OR

☐   I / we would like to receive the printed copies of Full Financial Reports and other Corporate Communications in the Chinese language only; OR

☐   I / we would like to receive the printed copies of Full Financial Reports and other Corporate Communications in both the English and Chinese languages.

(b)   *Summary Financial Reports and other Corporate Communications (English, Chinese or both)*

In future,

☐   I / we would like to receive the printed copies of Summary Financial Reports (if available) and other Corporate Communications in the English language only; OR

☐   I / we would like to receive the printed copies of Summary Financial Reports (if available) and other Corporate Communications in the Chinese language only; OR

☐   I / we would like to receive the printed copies of Summary Financial Reports (if available) and other Corporate Communications in both the English and Chinese languages.

---

2.   ELECTRONIC MEANS

☐   In future, I / we would like to receive the Corporate Communications through electronic means in lieu of any or all of the printed copies referred to in 1(a) and (b) above:

My / Our E-mail Address: _____
                                             (for notification of Corporate Communication release)

☐   I / We would like to change my / our E-mail Address as follows:

My / Our New E-mail Address: _____
                                             (for notification of Corporate Communication release)

With effect from: _____

Signature: _____   Date: _____

Name of Shareholder: _____

Address: _____

Contact telephone number: _____

Notes:

1.   The above instruction will apply to all future Corporate Communications to be sent to Shareholders of the Company ("Shareholders") until you notify the Company the otherwise by reasonable notice in writing.

2.   All future Corporate Communications in both the English and Chinese languages will be available from the Company or Tricor Secretaries Limited, the Company's branch share registrar in Hong Kong, upon request.

3.   The Shareholders are entitled to change the choice of language of and means of receiving Corporate Communications at any time by reasonable notice in writing to the Company or Tricor Secretaries Limited, the Company's branch share registrar in Hong Kong, by using this instruction slip.

4.   A soft copy of this instruction slip is available on the Company's website.

關於將來收取公司通訊之
指示回條

致： **e-Kong Group Limited**（「本公司」）
　　由卓佳秘書商務有限公司轉交
　　香港
　　灣仔皇后大道東28號
　　金鐘匯中心26樓

請只在指示回條中一個方格內劃上✓號

1.　印刷形式

　　(a)　完整財務報告及其他公司通訊（英文、中文或中英文）

　　　　於將來，

　　　　☐　本人／吾等願意僅收取完整財務報告及其他的公司通訊之英文印刷版本；或

　　　　☐　本人／吾等願意僅收取完整財務報告及其他的公司通訊之中文印刷版本；或

　　　　☐　本人／吾等願意收取完整財務報告及其他的公司通訊之中英文印刷版本。

　　(b)　財務摘要報告及其他公司通訊（英文、中文或中英文）

　　　　於將來，

　　　　☐　本人／吾等願意僅收取財務摘要報告（如有）及其他的公司通訊之英文印刷版本；或

　　　　☐　本人／吾等願意僅收取財務摘要報告（如有）及其他的公司通訊之中文印刷版本；或

　　　　☐　本人／吾等願意收取財務摘要報告（如有）及其他的公司通訊之中英文印刷版本。

2.　電子形式

　　☐　於將來，本人／吾等願意以電子形式收取公司通訊以代替上文1(a)及(b)段所述之任何或所有印刷文本：

　　　　本人／吾等之電郵地址：_____
　　　　　　　　　　　　　　　　　　　（通知發佈公司通訊適用）

　　☐　本人／吾等願意更改本人／吾等之電郵地址如下：

　　　　本人／吾等之新電郵地址：_____
　　　　　　　　　　　　　　　　　　　（通知發佈公司通訊適用）

　　生效日期：_____

簽署：_____　　　日期：_____

股東姓名：_____

地址：_____

_____

聯絡電話號碼：_____

附註：

1.　上述指示適用於將來寄發予本公司股東（「股東」）之所有公司通訊，直至　閣下於合理時間以書面通知本公司另作選擇為止。

2.　將來所有公司通訊之中英文版本均在本公司或本公司之股份過戶登記處香港分處卓佳秘書商務有限公司可供索閱。

3.　股東有權於任何合理時間以本指示回條作出書面通知，知會本公司或本公司之股份過戶登記處香港分處卓佳秘書商務有限公司，要求更改收取公司通訊之語言版本及形式。

4.　本指示回條之電子格式檔於本公司網頁登載。

e-KONG Group Limited



3705 Gloucester Tower
The Landmark
15 Queen's Road Central
Hong Kong
Tel : +852 2801 7188
Fax : +852 2801 7238
Web : www.e-kong.com

 This report is printed on environmentally friendly paper

e-KONG Group Limited

二零零七年 年報

股份代號：524

展望



公 司 資 料

董事會
執行董事
衛斯文 *(主席)*
林祥貤

非執行董事
許博志

獨立非執行董事
韋雅成
高來福 太平紳士
Gerald Clive Dobby

公司秘書
劉偉明

核數師
馬賽會計師事務所有限公司
執業會計師

法律顧問
的近律師行
康德明律師事務所

主要往來銀行
香港上海滙豐銀行有限公司
中國銀行(香港)有限公司
星展銀行有限公司
The Bancorp Bank

註冊辦事處
Clarendon House
2 Church Street
Hamilton HM11
Bermuda

主要營業地點
香港
皇后大道中15號
置地廣場
告羅士打大廈3705室
電話：+852 2801 7188
傳真：+852 2801 7238

股份代號

香港聯交所：	524
美國預託證券股票代號：	EKONY
CUSIP參考號碼：	26856N109

網址
www.e-kong.com

主要股份過戶登記處
Butterfield Fund Services (Bermuda) Limited
Rosebank Centre
11 Bermudiana Road
Pembroke
Bermuda

股份過戶登記處香港分處
卓佳秘書商務有限公司
香港
灣仔
皇后大道東28號
金鐘滙中心26樓

美國預託證券存管處
The Bank of New York Mellon
BNY Mellon Shareowner Services
P.O. Box 11258
Church Street Station
New York, NY 10286-1258
USA

目 錄

財 務 撮 要

	二零零七年 千港元	二零零六年 千港元	百分比變動
營業額	795,252	702,810	+13%
EBITDA	65,673	57,205	+15%
資產淨值	224,490	132,117	+70%
現金及銀行結餘	181,662	100,362	+81%



e-KONG集團主要營運附屬公司之業務為提供電訊服務。本公司在香港聯交所主板上市(香港聯交所股份代號:524),並透過The Bank of New York Mellon推出第一級美國預託證券計劃(股票代號:EKONY)。

本集團之主要業務ZONE目前在美國、中國、香港及新加坡均有業務,利用最新科技及以網際規約(IP)為基礎的設施提供多元化的語音及數據電訊方案及服務,為客戶提供度身訂造以切合其需要的多種功能及增值服務;並為客戶提供工具管理彼等的電訊要求。ZONE亦以ZoiPPE的品牌推出以IP為基礎的全球通訊服務,該服務不僅讓用戶透過電話軟件與親友保持連繫,更提供一按即通話及多方會議網絡融合功能。

二零零七年，本集團繼續擴展其核心之ZONE電訊業務。本集團全年營業額錄得歷史新高紀錄，為數795,300,000港元；並取得雙位數字的按年增幅13.2%，同期，EBITDA和純利分別較上一年增長14.8%及8.8%。這令人鼓舞的業績進一步增強了本集團鞏固的資產負債及現金狀況。本集團在市場競爭日趨激烈，及本集團經營業務所在國家的營運成本上漲，因而對邊際利潤構成更大壓力的情況下，仍能取得上述收入和溢利增長，格外難得。ZONE營運單位的不斷努力和推陳出新，構成本集團在二零零七年得以維持業務增長的重要因素，這包括：本集團致力提供優質服務，精簡業務流程和工序、與主要供應商建立長期合作關係、引入新產品及服務，並擴展至海外市場。

過去數年，本集團因應電訊業的急速轉變而對ZONE業務模式作出有序調整，致令本集團維持增長。ZONE由一家轉售「商品化」國際長途電話及本地長途語音服務的營運商，逐漸轉型為一家以方案為本的電訊服務供應商，根據客戶的需要訂製出多元化的電訊產品和增值服務。

二零零七年期間，ZONE進一步調整其業務模式，以緊貼這瞬息萬變的行業的發展步伐。

ZONE早已認定，轉向利用次世代網絡(NGN)技術乃大勢所趨，故已經逐步淘汰以時分複用傳輸技術(TDM)為基礎的設備，並以具備軟交換機功能及多項規約傳輸能力之以網際規約(IP)為基礎之交換機技術取締。本集團利用已提升的服務平台，擴大了其國際市場之覆蓋，增加本集團在轉送及揀選營運商方面的靈活性，並引進新的產品及服務組合。例如，本集團除了透過本地電話線提供傳統語音服務，亦可通過利用此等設施提供全新優質服務，從而擴闊本集團的收入基礎，例如IP傳輸及批發服務，以及以網絡為基礎的創新服務如*ZoiPPE*寬頻電話軟件，還有其他網上程式如*Zoip-Me*一按即通話(click-to-call)服務及提供多方會議(multi-party conferencing)功能的已提升之*ZoiPPE Link-up*服務。

流動通訊服務需求的快速增長，以及固網與流動通訊服務匯流(FMC)的趨勢，相信會對本集團現有業務帶來持續而重大的影響。電訊業的這一步發展，正逐步使固網與流動通訊網絡之間的網絡和服務的界線變得模糊，同時收窄了語音與數據服務間的距離。再一次，本集團洞悉到這趨勢所帶來的挑戰和機遇，並憑藉管理團隊在世界各地營運無線通訊網絡的專業知識和經驗，首次踏足無線通訊產業，以流動虛擬網絡營辦商(MVNO)的身份進軍美國流動語音及數據服務市場。ZONE美國會首先向現有獨立交換網絡商(ILEC)客戶推出此類服務；同時，其在爭取其他交換網絡商(包括非主導交換網絡商(CLEC))的合約方面，亦取得初步成功。

在亞洲，電訊業市場進一步開放，及無線寬頻接入(BWA)和統一接入服務牌照(UASL)等

新牌照之發出，亦提供大量機會讓本集團競投部分此類牌照。此外，應用先進的BWA技術如「具顛覆性」之微波存取全球互通介面(WiMAX)技術，賦予非主導的業者(如本集團)能力，可迅速及以具成本效益的方式提供無線寬頻接入服務，尤其在發展中市場，及在已發展和較成熟市場中的多媒體資訊娛樂服務。在上述因素適時出現的配合下，許多全球通訊企業及金融投資者對參與這前景優良的業務產生了興趣。本集團了解到滲透亞洲無線通訊業務的策略重要性，我們將會投入相當資源及努力發展亞洲各國的BWA業務商機。

展望將來，本集團預期，藉著非傳統語音業務例如國際IP批發及直接專線服務的貢獻增加，及中國業務增長中的貢獻，ZONE將繼續邁步成長。追隨固網與流動通訊服務匯流的市場趨勢，我們將專注推廣本集團在美國的流動通訊服務，並積極發掘機會參與於亞洲開展和提供BWA服務。

本人謹代表董事會，對全體僱員為本集團所付出之盡心盡力、貢獻及投入，以及所有客戶、股東、業務夥伴及專業顧問之不斷支持，致以衷心感謝。

主席
衛斯文

二零零八年四月一日

3

業 務 回 顧

截至二零零七年十二月三十一日止年度，本集團的核心電訊業務在穩定增長中維持其動力。本集團營業額錄得歷史新高紀錄，為數795,300,000港元，按年增長了13.2%。收益增加主要是來自美國業務之貢獻。本集團純利由二零零六年之40,600,000港元上升8.8%至44,200,000港元。EBITDA則為65,700,000港元，較去年57,200,000港元增加14.8%。本集團之資產負債狀況維持穩健，總資產淨額為224,500,000港元，較去年上升69.9%；當中現金及銀行結餘進一步增長至181,700,000港元。

在二零零七年，ZONE在美國之業務（「ZONE美國」）之營業額錄得按年增加16.7%，由599,000,000港元增至698,900,000港元。營業額增加之主要原因為，本集團為擴展以網際規約(IP)為基礎之服務所作出的設施提升，吸納了更多美國當地以應用為主導之客戶。除此之外，IP技術之提升令到ZONE美國得以把銷售網拓展至美國以外之國際客戶。批發分部業務的擴展亦突破甚為成功的獨立交換網絡商（「ILEC」）市場以外，兼及美國各地較小型之轉售商，此乃由於ZONE美國之購買量增加與及其設施技術改良，令其向第一級及第二級營運商購買之能力有所改善。透過與其亞洲分部之合作，ZONE美國亦繼續提供更具競爭力之價格及優質之亞洲路段予其客戶。

於回顧年度，ZONE美國與一間第一級長途電訊營運商訂立協議，使全國電訊網絡伸延至其於洛杉磯之設施。此舉能令ZONE美國向企業及批發客戶提供直接專線服務，藉此向客戶提供更吸引之價格，並增進本集團之利潤。協議亦讓ZONE可向網際規約語音（「VoIP」）客戶提供後備服務及多元化的傳送路徑，此乃美國大部分VoIP供應商未能提供之獨特服務。

此外，ZONE美國在上半年與美國一間主要無線網絡供應商達成協議，藉以擴展其服務範圍至包括流動語音及數據服務。隨著按時完成技術與業務流程整合以後，ZONE美國成功推出其流動虛擬網絡營辦商（「MVNO」）服務，且與ILEC及非主導交換網絡商(CLEC)之客戶就轉售流動服務簽訂合同。

二零零七年，ZONE在亞洲之業務（「ZONE亞洲」），其營業額為94,400,000港元，而二零零六年則為97,500,000港元。ZONE在新加坡之業務仍然為亞洲業務的主要收入來源。儘管ZONE亞洲的營業額主要來自IDD零售業務，來自語音批發業務之貢獻（特別受惠於ZONE美國與ZONE亞洲的合作）亦見逐步增長。

ZONE香港業務在加強於中國電訊市場業務的建立進展顯著。其外商獨資企業（「WFOE」）已於二零零七年三月註冊成立，而其進入中國電訊市場之市場推廣及轉售環節的計劃亦進展順利。年內，WFOE成功與兩間中國地方企業達成商業管理及顧問服務安排，而該等地方企業則與中國國有電訊商—中國網通及中國鐵通訂約，於深圳轉售其語音及數據產品與服務。透過該等商業安排，中國業務已開始為本集團的營業額帶來貢獻。在二零零八年三月，WFOE並與另一間中國國有電訊商中國電信訂

下協議，推廣及轉售其位於深圳的互聯網數據中心(IDC)設施。我們能夠在短時間與三間中國主要電訊商建立緊密商業聯繫，對ZONE亞洲誠為重要之里程碑，同時，集團亦能擴展至中國電訊市場數據相關之業務。

ZONE新加坡已穩步落實其於二零零七年之業務策略，且已實現了其業務計劃。儘管在成熟及競爭頗大之市場經營，透過推行從多類別的企業客戶擴充收入來源及積極進取之市場推廣的措施，營業額及收益均進一步增長。ZONE新加坡能充份利用以IP為基礎之新科技部署以刺激業務量進一步增加。二零零八年，ZONE新加坡將繼續尋找商機，以擴大其所提供的服務範圍並開拓其收益來源。此外，藉創新的銷售及市場推廣之努力，使其別樹一格，在競爭中能穩佔領先地位。

ZONE亞洲面向全球市場之*ZoiPPE*服務*(www.zoippe.com)*繼續透過開發及實施不同創新及具創造性方法以擴大*ZoiPPE*之用戶群。除就其寬頻電話軟件以滲透式的宣傳攻勢以及聯合品牌／特定標籤之推廣方法外，*ZoiPPE*藉其

可讓任何人士以普通電話與用戶「一按即通話」(click-to-call)之*Zoip-me*網上程式，擴大其用戶接觸層面。此等網上程式可於*ZoiPPE*服務平台、其他大型社區網站(包括例如Facebook、Friendster及MySpace等受歡迎的網站)及電子商貿網站提供。*ZoiPPE*最近並透過與一間現時擁有過百萬名會員之公司建立夥伴關係，擴充旗下服務之社交網絡元素*(www.zoippefriends.com)*。憑藉*Zoip-me*新加上的語音通話及手機短訊等功能，用戶可憑此社交網絡系統領略更高層次之交流。

展望二零零八年，本集團除繼續致力於核心業務之增長外，更會積極尋找其他可與現有業務互補之商機，或其他可為本集團投資帶來豐厚回報之潛在項目。在擴展ZONE於美國之MVNO服務之同時，本集團預期會積極躋身於亞洲的無線通訊產業，特別是無線寬頻接入(BWA)市場。本集團對WiMAX科技及其應用之發展上，以及亞洲有關之監管及營運模式具有深入認知，並認為現時是進入亞洲各國(包括香港)無線寬頻市場的適當時機。本集團會小心評估不同的營運模式、物色有潛質的投資者、技術供應者及經營夥伴，並就打入該等市場訂立合適之策略。

5

財務回顧

業績

於截至二零零七年十二月三十一日止年度，本集團錄得795,300,000港元之歷史新高紀錄綜合營業額，較二零零六年增加92,400,000港元，升幅達13.2%。

二零零七年之經營成本為185,100,000港元，而二零零六年則為148,300,000港元。

ZONE美國錄得之營業額由二零零六年之599,000,000港元增加16.7%至二零零七年之698,900,000港元，而ZONE亞洲（包括本集團之中國、香港及新加坡電訊業務）錄得之營業額由二零零六年之97,500,000港元下降3.2%至二零零七年之94,400,000港元。

本集團之毛利由二零零六年之193,100,000港元增加9.7%至二零零七年之211,800,000港元。

年內之經營溢利為48,600,000港元，較去年47,500,000港元，增加2.3%。

年內之綜合純利為44,200,000港元，較二零零六年純利40,600,000港元增加3,600,000港元。

本集團之EBITDA由二零零六年之57,200,000港元增加14.8%，或8,500,000港元，至二零零七年之65,700,000港元。

資產

憑藉帶來盈利的ZONE電訊業務，以及於二零零七年二月進行本公司股份之私人配售及配發一間附屬公司之5%股權，令本集團之流動資金狀況進一步增強。於二零零七年十二月三十一日，本集團之資產淨值增長至224,500,000港元（二零零六年：132,100,000港元）。

流動資金及融資

藉強化後之資本結構及經營業務之正面現金流，現金及銀行結餘於二零零七年十二月三十一日（不包括已抵押銀行存款）達至181,700,000港元（二零零六年：100,400,000港元）。於二零零七年十二月三十一日，本集團抵押銀行存款為數2,100,000港元（二零零六年：1,500,000港元）予銀行，作為銀行就本集團如期付款而向若干電訊營運商提供擔保之抵押。

於二零零七年十二月三十一日，本集團之銀行借款（指就二零零六年WRLD Alliance交易借予一間附屬公司之銀行貸款），因部份本金於年內提早償還而減至14,700,000港元（二零零六年：31,800,000港元）。本集團之銀行借款乃以美元為單位按固定息率計算，並以（其中包括）該附屬公司之應收貿易款項作抵押擔保。

於二零零七年十二月三十一日，本集團之設備租賃融資負債為400,000港元（二零零六年：600,000港元）。

本集團之負債資產比率（按借款總額佔資產淨值之百分比計算）改善至6.7%（二零零六年：24.5%），主要因償還部份銀行貸款、資本結構強化及年內錄得溢利所致。

外匯風險

由於本集團大部份之資產、負債及收支主要以港元及美元計算,故此本集團認為,只要港元兌美元之匯率繼續為聯繫匯率,則並無重大外匯波動風險。由於新加坡業務之現金流入不斷增加,故此本集團將密切監察新加坡元兌美元之匯率,並於適當時採取必要之行動,減低上述外匯風險。

或然負債及承擔

於二零零七年十二月三十一日,並無重大或然負債或承擔。

董事會及高級管理層

董事會

衛斯文，63歲，主席，於二零零零年一月獲委任。衛斯文先生為Distacom Group（一個從事流動通訊業務的私營集團公司）主席兼創辦成員。衛斯文先生曾受特許會計師訓練，其金融睿智及企業領導才能，對多家國際知名電訊及廣播公司（例如和記電訊、Orange、亞洲衛星、衛視及新城電台），以及由Distacom牽頭而在香港、意大利、印度、日本及馬達加斯加之流動通訊業務之建立有著重大影響。

林祥貴，48歲，執行董事，於一九九九年十月獲委任。林先生來港前，曾在包括紐西蘭、俄羅斯、馬來西亞及新加坡等地的電訊及科技相關行業積累豐富的國際經驗。林先生持有紐西蘭奧克蘭大學頒發之工程學士學位及工程碩士學位。

許博志，45歲，非執行董事，於二零零一年十二月獲委任。彼現時為TPIZ Resources Limited之創辦人，該公司建基於香港，並投資及發展中國之環保項目。許博志先生自一九九四年起出任Distacom Group多間公司之董事。於此之前，許博志先生曾任職香港和記電訊及美國Motorola, Inc.。彼取得密芝根科技大學之電機工程學士學位及瑞士日內瓦國際管理學院之工商管理碩士學位。

韋雅成，53歲，獨立非執行董事，於二零零一年八月獲委任。韋雅成先生為合資格律師及韋雅成律師行之顧問律師。彼自一九八五年起在香港執業，包括在Phillips & Vineberg律師事務所效力多年。韋雅成先生在加拿大獲得律師、大律師及公證人之專業資格，並在英國及香港獲認許為律師。

高來福 太平紳士，65歲，獨立非執行董事，於二零零四年九月獲委任，亦為泰山石化集團有限公司及富豪資產管理有限公司（富豪產業信託之管理人）及Elixir Gaming Technologies, Inc.之獨立非執行董事。高來福先生曾為香港安永會計師事務所之創辦成員兼副主席。高來福先生自退休後一直從事教育事務，包括設立國際學校及提供顧問服務。高來福先生亦一直積極參與各類社區服務，例如為聯合國兒童基金香港委員會及香港董事學會之創會成員。於一九九七年，高來福先生獲委任為太平紳士。

Gerald Clive Dobby，68歲，獨立非執行董事，於二零零五年十二月獲委任。Dobby先生曾於滙豐集團歷任多項要職，目前於數間香港及海外公司擔任董事職務。

高級管理層

陳怡彬，56歲，財務總監，於二零零四年一月加入本公司。彼在電訊、基建、製造、船務及銀行等多個行業擁有逾30年經驗。陳先生為香港會計師公會資深會員。

劉偉明，37歲，法律顧問兼公司秘書，於二零零零年六月加入本公司。劉先生為香港合資格律師。加入本公司前，劉先生曾任另一家香港聯交所上市公司之法律顧問。劉先生於香港大學畢業，持有法律學士學位，及中國政法大學頒發之民商法證書。

董事會報告書

本公司董事會(「董事會」)現提呈本公司及其附屬公司(統稱「本集團」)截至二零零七年十二月三十一日止年度之董事會報告書及經審核財務報表。

主要業務

本公司之主要業務為投資控股。

本集團之主要營運附屬公司之業務為提供電訊服務。本集團之ZONE電訊業務目前在美國、中國、香港及新加坡均有營運。本集團於財政年度之營業額主要包括來自該等營運之收益。

在美國,本公司之全資附屬公司ZONE Telecom, Inc. (「ZONE美國」) (*www. zonetelecom.com*)為美國聯邦電訊局之持牌電訊營運商。ZONE美國在消費者及企業市場經營及服務遍佈美國眾多獨立交換網絡商(ILECs)。除了提供轉駁長途通話服務、IP傳輸服務、本地及長途通話專線服務,管控提升的免費專線電話及通話及網上會議服務外,ZONE美國亦提供多種數據服務,包括幀中繼網絡、國際專線、直接互聯網接入服務及其他IP類服務,以及透過與美國一間主要流動通訊服務供應商的流動虛擬網絡營辦商(「MVNO」)之安排所提供的流動語音及數據服務。

在香港,本公司之全資附屬公司ZONE Limited (「ZONE香港」)為持有香港電訊管理局發出牌照之電訊服務供應商。透過使用網絡融合平台(*www.zone1511.com*):ZONE香港讓客戶從一系列增值服務,包括短訊服務、國際來電轉駁、虛擬全球電話卡及傳真管理服務揀選所需,以補足其基本IDD服務。此外,ZONE香港提供電話會議、傳真電郵、回撥服務與其他增值服務以切合企業客戶之商業需要。ZONE香港現已能夠特別針對在海外設點之香港企業客戶,利用最新以IP為基礎的技術優勢,提供具備或不具備本地電話號碼之IP語音(VoIP)服務。

在中國,本公司之全資附屬公司深圳盈港科技有限公司(「ZONE中國」)之建立是為了進軍中國電訊市場的市場推廣及轉售部份。透過與中國地方企業的商業管理及顧問服務安排,ZONE中國在深圳參與推廣和轉售中國網通及中國鐵通的語音及數據產品與服務。此外,ZONE中國亦在深圳推廣及轉售中國電信互聯網數據中心(IDC)之設施。

在新加坡,本公司之全資附屬公司ZONE Telecom Pte Ltd (「ZONE新加坡」)為持有新加坡資訊通信發展管理局發出牌照之電訊服務供應商。除提供基本IDD服務外,ZONE新加坡(*www.zone1511.com.sg*)同時還提供一系列增值服務,以協助客戶業務提高經營效率。

本公司持有控股權之附屬公司ZONE Resources Limited以*ZoiPPE*(*www.zoippe.com*)的品牌推出以IP為基礎的全球通訊服務。除了讓用戶透過電話軟件與親友保持聯繫,不管是電腦對電腦、電腦對電話、電話對電話、手機短訊、即時訊息及電郵皆可以,其網上程式亦提供一按即通話(click-to-call)及多方會議(multi-party conferencing)功能。

其他主要附屬公司之業務概要載於財務報表附註13。

分部資料

本集團截至二零零七年十二月三十一日止年度按地區及業務分部劃分之營業額及經營業績分析載於財務報表附註27。

業績及股息

本集團截至二零零七年十二月三十一日止年度之業績載於第23頁之綜合收益表內。

董事會不建議就截至二零零七年十二月三十一日止年度派發股息(二零零六年:無)。

集團財務概要

本集團過去五個財政年度之業績與資產及負債概要載於第60頁。

主要客戶及供應商

於回顧年度,本集團五大客戶之總營業額佔本年度總營業額約21.4%,其中最大客戶之銷售額佔約6.1%。

五大供應商之總採購額佔本年度總採購額約69.9%,其中最大供應商之採購額佔約32.0%。

本公司各董事、彼等之聯繫人士或就本公司董事所知擁有本公司股本5%以上之股東,概無於年內任何時間擁有任何五大客戶或供應商之任何權益。

物業、機器及設備

年內,本公司及本集團之物業、機器及設備之變動詳情載於財務報表附註11。

儲備

年內,本公司及本集團之儲備變動詳情載於財務報表附註21。

董事會

於年內及截至本報告日期,本公司董事如下:

執行董事:

衛斯文*(主席)*
Kuldeep Saran *(副主席)*
　(於二零零七年六月十六日離世)
林祥貴

非執行董事:

許博志

獨立非執行董事:

韋雅成
高來福　太平紳士
Gerald Clive Dobby

本公司董事之履歷詳載於第8頁「董事會及高級管理層」一節內。

本公司已接獲各獨立非執行董事根據香港聯合交易所有限公司證券上市規則(「上市規則」)第3.13條就其獨立性作出之年度確認。本公司認為該等董事均為獨立人士。

遵照本公司公司細則第86及87條,林祥貴先生及Gerald Clive Dobby先生於應屆股東週年大會上須輪值退任,並符合資格膺選連任。

董事會報告書(續)

董事之證券權益

於二零零七年十二月三十一日,根據證券及期貨條例第352條須予存置之登記冊所記錄,或本公司及聯交所根據上市規則附錄10所載上市發行人董事進行證券交易的標準守則(「標準守則」)所獲知會,本公司董事及主要行政人員於本公司及其相關法團(定義見證券及期貨條例(「證券及期貨條例」)第XV部)之股份及相關股份中之權益載列如下。

董事姓名	身份	所持股份*數目	概約持股百分比
衛斯文	由受控制法團持有	111,200,200 *(附註1)*	21.3%
Kuldeep Saran(已離世)	個人	341,200 *(附註2)*	0.1%
	由受控制法團持有	74,676,461 *(附註2)*	14.3%
許博志	個人	3,949,914	0.8%
	由受控制法團持有	67,962,428 *(附註3)*	13.0%
林祥貴	個人	1,850,000	0.4%
韋雅成	個人	10,000	0.0%

* 「股份」指本公司股本中每股0.01港元之普通股。

附註:

1. 11,200,000股股份由Siemens Enterprises Limited實益擁有,而100,000,200股股份則由Goldstone Trading Limited實益擁有,該兩間公司均由衛斯文先生控制。

2. Kuldeep Saran先生於其逝世日期二零零七年六月十六日持有341,200股股份。此外,74,676,461股股份由直至Saran先生逝世前控制之Future (Holdings) Limited實益擁有。就本公司所知,自Saran先生離世後,Saran先生之遺囑認證書尚未授出,而遺囑執行人尚未登記成為本公司之股份持有人,且Future (Holdings) Limited之實益擁有權直至現時亦無任何變動。

3. 67,962,428股股份由許博志先生控制之Great Wall Holdings Limited實益擁有。

上文披露之所有權益均為本公司股份之好倉,而於二零零七年十二月三十一日,董事概無持有任何相關股份。

除上文所披露者外,於二零零七年十二月三十一日,根據證券及期貨條例第352條須予存置之登記冊所記錄,或本公司及聯交所根據標準守則所獲知會,本公司董事或主要行政人員(包括彼等之配偶及未滿18歲之子女)概無於本公司或其任何相聯法團(定義見證券及期貨條例第XV部)之股份、相關股份及債券中擁有權益或淡倉。

董事可收購股份或債券之安排

除下文「購股權計劃」一段所述本公司或其任何附屬公司已採納或可能採納之購股權計劃外，本公司或其任何附屬公司概無於年內訂立任何安排，致使本公司任何董事或主要行政人員可藉收購本公司或任何其他法人團體之股份或債券而獲益；而本公司董事、主要行政人員或彼等之配偶或未滿18歲之子女於年內亦概無擁有或獲授予任何可認購本公司或其相聯法團（定義見證券及期貨條例第XV部）股份或債券之權利；亦並未於年內行使任何該等權利。

董事之服務合約

所有非執行董事（包括獨立非執行董事）之服務合約均將於二零零八年十二月三十一日或（就Gerald Clive Dobby先生而言）二零零九年十二月三十一日屆滿，其後全部可予續期，固定年期為三年；惟任何一方可向另一方發出不少於一個月之書面通知予以終止。

於二零零七年十二月三十一日，擬於應屆股東週年大會上膺選連任之董事概無與本公司或其附屬公司訂立本集團不可於一年內終止而免付賠償（法定補償除外）之服務合約。

董事之重大合約權益

於年終或年內任何時間，本公司或其各附屬公司概無訂立本公司董事於其中直接或間接擁有重大權益之重大合約。

主要股東

於二零零七年十二月三十一日，根據證券及期貨條例第336條須予存置之登記冊所記錄，或本公司所獲知會，下列人士（不包括本公司董事或主要行政人員）於本公司之股份及相關股份中擁有之權益及淡倉如下。

股東名稱	所持股份數目	持股概約百分比
Goldstone Trading Limited	100,000,200*	19.1%
Future (Holdings) Limited	74,676,461*	14.3%
Great Wall Holdings Limited	67,962,428*	13.0%
Cannizaro Asia Master Fund Limited	34,600,000	6.6%

* 彼等之權益與上文「董事之證券權益」一段內之附註所披露衛斯文先生（透過Goldstone Trading Limited持有）、Kuldeep Saran先生（已離世）（透過Future (Holdings) Limited持有）及許博志先生（透過Great Wall Holdings Limited持有）之公司權益相同。

上文所披露之所有權益均為本公司股份之好倉。

除上文所披露者外，於二零零七年十二月三十一日，根據證券及期貨條例第336條須予存置之登記冊所記錄，或本公司所獲知會，本公司未悉任何其他人士(本公司董事或主要行政人員除外)於本公司之股份或相關股份中，擁有任何權益或淡倉。

股本

本公司年內之股本變動詳情載於財務報表附註19。

購股權計劃

本公司購股權計劃及本公司附屬公司購股權計劃之規則及程序詳情載於財務報表附註20。

主要附屬公司詳情

本公司主要附屬公司詳情載於財務報表附註13。

流動資金

於二零零七年十二月三十一日，本集團維持穩定之流動資金，現金及現金等值項目約為183,800,000港元(二零零六年：101,900,000港元)。

銀行借款

於二零零七年十二月三十一日之銀行借款詳情載於財務報表附註17。

退休福利計劃

本集團之退休福利計劃詳情載於財務報表附註2。

酬金政策及僱員關係

於二零零七年十二月三十一日，本集團於美國、中國、香港及新加坡共有176名僱員(二零零六年：145名)。本集團之總員工成本為79,800,000港元(二零零六年：71,300,000港元)。按照本公司採納之購股權計劃：(其中包括)本集團合資格僱員可獲授購股權，以根據該計劃之條款及條件認購本公司股份。於二零零七年十二月三十一日，尚未行使之購股權合共132,500份。本集團與僱員之關係良好，而本集團之僱員並無加入工會。

本集團之薪酬政策按個別僱員之表現及經驗制訂，並與本集團經營所在地之市場慣例相符。本集團已設立獎勵花紅計劃，以推動及獎勵各職級之僱員努力工作，實現本集團目標。除薪金及花紅外，本集團亦向其僱員提供其他福利，包括公積金及醫療津貼。

買賣或贖回本公司之上市證券

年內，本公司或其任何附屬公司概無買賣或贖回本公司任何上市證券。

優先購買權

本公司之公司細則或百慕達法例並無關於優先購買權之規定，然而該法例亦無對此權利有所限制。

公眾持股量

根據本公司取得之公開資料及就董事所知及所信，於本報告日期，本公司之公眾持股量符合上市規則之規定，即公眾人士持有本公司已發行股本不少於25%。

核數師

本公司於二零零七年六月五日宣佈，摩斯倫‧馬賽會計師事務所因重組而辭任本集團之核數師，馬賽會計師事務所有限公司於二零零七年六月一日獲委任為本集團之核數師。

本公司截至二零零五年與二零零六年十二月三十一日止年度之財務報表已由摩斯倫‧馬賽會計師事務所審核，而截至二零零七年十二月三十一日止年度之財務報表已由馬賽會計師事務所有限公司(*執業會計師*)審核。

股東週年大會將提呈決議案，續聘馬賽會計師事務所有限公司為本公司之核數師。

承董事會命

公司秘書
劉偉明

二零零八年四月一日

企業管治報告

引言

本公司之董事承諾維持高度企業管治,克盡己任;以股東之最大利益為先,並提高股東長遠之價值。

本公司董事會(「董事會」)已採納於二零零五年一月一日前生效之香港聯合交易所有限公司證券上市規則(「上市規則」)最佳應用守則所載之原則,並已設立多個自我監管及監察之機制(如適用)。

董事會亦已制定書面政策指引,使各董事可根據列明之範疇及指引有效地貫徹履行其各自之職責,更可加強本公司之企業管治常規,從而提升公司形象,並確保股東、監管機構及公眾人仕之信心。

二零零四年十一月,香港聯合交易所有限公司(「聯交所」)頒佈企業管治常規守則(「企業管治守則」),並於二零零五年一月一日後開始之會計期間生效。聯交所隨後就有關企業管治常規之上市規則作出進一步修訂。董事會已修訂本公司之書面政策指引,並採取其他必須行動,以符合企業管治守則中之所有守則條文及若干建議最佳常規。董事會定期審閱該等書面政策指引,並致力於不斷改善慣例及確保企業道德文化得以維持。

董事會

董事會共同負責本公司之所有業務及事宜。根據本公司之公司細則,董事會已委派執行董事負責本公司業務之日常管理,並集中於政策、財務及控股事宜之整體策略;同時授權薪酬委員會負責訂立機制,以釐定本集團之薪酬架構及政策及批准本集團之年度薪酬及獎勵計劃等事宜。

於二零零七年十二月三十一日,董事會包括兩位執行董事衛斯文先生與林祥貴先生;一位非執行董事許博志先生;以及三位獨立非執行董事韋雅成先生、高來福先生 太平紳士與Gerald Clive Dobby先生。

企業管治守則守則條文A.2.1訂明主席與行政總裁的角色應有區分,並不應由一人同時兼任,使責任不會集中於一位人士。本公司已確立及以書面記錄本公司主席及行政總裁(由董事總經理出任)之各自責任,制訂成為其書面政策指引的一部份,並明確說明主席負責領導工作,確保董事會有效運作,而董事總經理則獲授權並負責監督由董事會制定之預算及目標之實施情況。於回顧年度內,主席及行政總裁一職分別由主席衛斯文先生及副主席兼董事總經理Kuldeep Saran先生擔任,直至二零零七年六月十六日Saran先生離世。在董事會一致批准下,衛斯文先生隨即兼任本公司董事總經理一職。董事會預期由衛斯文先生肩負董事總經理一職僅為暫時措施。

董事會定期舉行會議，董事亦會於董事會須就重大事項作出決策時召開會議。董事會成員在召開董事會會議前均獲提供足夠及最新之資料，確保董事在履行其責任時，可作出知情之決定。於回顧年度內，董事會共舉行了四次會議；董事出席記錄如下。

董事姓名	出席次數／二零零七年	
	董事會會議次數	出席率
衛斯文 *(主席)*	4 / 4	100%
Kuldeep Saran *(副主席)* (直至二零零七年六月十六日)	1 / 2	50%
林祥貴	4 / 4	100%
許博志	3 / 4	75%
韋雅成	4 / 4	100%
高來福 太平紳士	4 / 4	100%
Gerald Clive Dobby	4 / 4	100%

當實際情況難以召開會議時，本公司會向全體董事傳閱董事會書面決議案連同全套相關文件之副本供其考慮及酌情批准，以代替召開會議。所有該等書面決議案均由全體董事一致批准。

公司秘書存置董事會以及其委員會之會議記錄及書面決議案，有關該等記錄可供各董事於任何合理時間查閱。

委任及重選

所有非執行董事均有指定任期，任期屆滿後可予續期，固定年期為三年，但其中一方可向另一方發出不少於一個月書面通知予以終止。所有董事(包括執行董事及非執行董事)當於股東週年大會上輪值退任，並符合資格膺選連任。

按照本公司之公司細則，於每屆股東週年大會上，不少於當時三分之一之董事須輪值退任，惟每名董事須最少每三年輪值告退一次。因填補臨時空缺獲委任或新增加入當時董事會之任何董事，須留任至本公司下一屆股東週年大會為止，並符合資格可於該大會上膺選連任。

董事委員會

董事會將若干權力、權限及酌情權授予多個董事委員會，該等委員會由被視為合適之董事組成。該等委員會貫徹執行企業管治守則之守則條文及董事會訂定之書面政策指引內所規定之指引及規例(如適用)，並達到組成委員會之目的。

企 業 管 治 報 告（續）

執行管理委員會

執行管理委員會現時由兩名執行董事組成。委員會主要負責指導、策劃及管理本集團之業務及營運；制定策略及政策以供董事會考慮；並執行該等策略及政策，從而以有效率及有效益之方式達到本集團之整體業務目標。

委員會每月定期舉行會議，並與本集團各項業務之高級管理人員檢討本集團之業務表現。當有需要時亦會舉行臨時會議，委員會亦經常參與非正式之討論。於二零零七年，委員會共舉行了十四次正式會議，董事出席紀錄如下。

董事姓名	出席次數／二零零七年 執行管理委員會會議次數	出席率
衛斯文（委員會主席）	14 / 14	100%
Kuldeep Saran（直至二零零七年六月十六日）	6 / 7	86%
林祥貴	13 / 14	93%

審核委員會

董事會於一九九九年九月二十九日設立審核委員會，成員包括三名董事會成員，全部均為獨立非執行董事。董事會已採納列明委員會之權限及職責與會議程序，而且根據香港會計師公會頒佈之「審核委員會有效運作指引」所載之推薦意見制定之書面職權範圍，及後根據企業管治守則修訂及列入本公司之書面政策指引內。董事會定期審閱該等職權範圍及本公司之相關書面政策指引，以確保符合企業管治守則之規定及市場慣例。

該委員會之主要職責為檢討本公司財務報告之質量及公平性，並考慮核數審查之性質及範疇。該委員會亦評估本集團會計、財務及內部監控機制之有效性。

該委員會獲授權在其職權範圍內進行或授權調查任何活動。

於二零零七年共舉行了兩次會議，審閱本集團中期及全年業績之綜合財務報表，並向董事會作出建議，尤其是評估會計政策及慣例之任何變動、主要判斷範疇及是否遵守適用法律及會計規定及準則，以及評估內部監控機制等其他事宜。尤其是審核委員會亦曾與本公司管理層及核數師審閱本集團所採納之會計原則及慣例，並就審核、內部監控及財務申報事宜（包括審閱本集團截至二零零七年十二月三十一日止年度之經審核綜合財務報表）進行討論。

於二零零七年舉行之會議出席率為100%，如下所示。若委員會認為必要，本公司之外聘核數師及行政人員均列席會議並回答任何提問。會議之詳細紀錄已書面記錄並呈交董事會以供參考及審閱。此外，該委員會舉行了多次臨時會議，與本公司之管理層討論會計、申報及其他事宜。

| | 出席次數／二零零七年 | |
董事姓名	審核委員會會議次數	出席率
高來福 太平紳士 *(委員會主席)*	2 / 2	100%
韋雅成	2 / 2	100%
Gerald Clive Dobby	2 / 2	100%

本公司之外聘核數師根據其審核計劃之範疇，於進行法定審核過程中，檢討本公司在財務方面之重要內部財務監控之有效性。審核期間留意到之任何違規事宜及內部監控不足之處，將向委員會呈報及由委員會處理核數師對上述事宜之推薦意見。

薪酬委員會

薪酬委員會於二零零一年十二月十八日成立。年內，委員會由主席衛斯文先生與韋雅成先生及高來福先生 太平紳士(均為獨立非執行董事)組成，而林祥貴先生(另一執行董事)則為衛斯文先生之替任成員。董事會已根據企業管治守則採納一套列明委員會之權限及職責與會議程序之書面職權範圍，並將其列入本公司之書面政策指引內。董事會定期審閱該等職權範圍及本公司之相關書面政策指引，以確保符合企業管治守則之規定及市場慣例。

委員會經參考公平及客觀標準後，負責訂立一項機制，以釐定本集團之薪酬架構及政策、批准本集團之年度薪酬及獎勵計劃，尤其是釐定執行董事及高級管理層之薪酬組合、經參考公司之目標及宗旨後檢討及批准按表現發放之薪酬計劃，並按照董事會之指示處理有關薪酬之其他事宜。於回顧年度，委員會舉行了兩次會議，董事出席紀錄如下。

| | 出席次數／二零零七年 | |
董事姓名	薪酬委員會會議次數	出席率
衛斯文 *(委員會主席)*	2 / 2	100%
韋雅成	2 / 2	100%
高來福 太平紳士	2 / 2	100%

企業管治報告（續）

有關提名委員會之考慮

除確立上述委員會，董事會就企業管治守則內建議最佳常規所建議，考慮及檢討提名委員會之設立。惟就董事會現時人數及本集團之經營規模而言，董事會認為現時並不適合設立另一委員會以規管董事的提名及委任事務，並將該等責任留予董事會。

內部監控

董事會全權負責維持本集團內部監控機制及檢討其成效。本集團之內部監控機制乃就重大誤報或虧損提供合理保障而設，以管理系統失效風險及協助達成本集團目標。有關機制亦用於保障本集團之資產，確保維持適當會計紀錄及遵守適用法律、規則及規例。

董事會認為，檢討及改善本集團之內部監控機制以確保能應付高流動及瞬息萬變的營商環境及監管架構乃一項持續進程。審核委員會每年均會聯同由本公司核數師負責之工作檢討本集團之內部監控機制。於回顧年度，作為持續識別、評估及管理本集團面臨之重大風險之程序的一部份。董事會亦已聘請一間專業公司對本集團之主要內部監控機制進行了一項獨立的檢討。董事會認為本集團之內部監控機制得到合理實行。然而，就獨立檢討的結論而言，

本集團將繼續檢討本集團之內部監控機制的有效性，特別是特定之業務程序，並於將來有需要時，考慮設立內部審核部門以協助達成此程序之目標。

董事及高級職員之責任保險

誠如企業管治守則內建議最佳常規所建議，本公司已安排適當責任保險，就本集團之董事及高級職員因公司事務（其中包括）對其採取之法律行動所產生責任提供彌償保證。本公司會每年審閱受保範圍。

董事進行證券交易的標準守則

本公司已採納上市規則附錄10所載之上市發行人董事進行證券交易的標準守則（「標準守則」）作為本身之證券守則。全體董事經本公司作出具體查詢後確認，於截至二零零七年十二月三十一日止整個年度已全面遵守標準守則所載之所需標準。

核數師酬金

於截至二零零七年十二月三十一日止年度，應付予本集團核數師之酬金約為1,479,000港元，當中1,332,000港元為審核服務之費用，而147,000港元為稅務及其他非審核服務之費用。

M MAZARS

MAZARS CPA LIMITED
馬賽會計師事務所有限公司
34th Floor, The Lee Gardens,
33 Hysan Avenue, Causeway Bay, Hong Kong
香港銅鑼灣希慎道33號利園廣場34樓
Tel 電話: (852) 2909 5555
Fax 傳真: (852) 2810 0032
Email 電郵: info@mazars.com.hk
Website 網址: www.mazars.com.hk

致e-Kong Group Limited

(於百慕達註冊成立之有限公司)

全體股東

　　本核數師已審核列載於第23頁至59頁e-Kong Group Limited (「貴公司」)及其附屬公司(統稱「貴集團」)之綜合財務報表,此財務報表包括於二零零七年十二月三十一日之綜合及公司資產負債表、截至該日止年度之綜合收益表、綜合股本權益變動表及綜合現金流量表,以及主要會計政策概要及其他附註説明。

董事編製財務報表之責任

　　貴公司董事須遵照香港會計師公會(「香港會計師公會」)頒佈之香港財務報告準則(「香港財務報告準則」)及按照香港公司條例之披露規定,負責編製及真實而公平地呈列此等財務報表。此責任包括設計、實施及維護與編製及真實而公平地呈列財務報表相關之內部監控,以使財務報表不存在由於欺詐或錯誤而導致之重大錯誤陳述;選擇和應用適當之會計政策;及因應情況作出合理之會計估計。

核數師之責任

　　本核數師之責任是根據我們之審核對此等財務報表作出意見,並根據百慕達一九八一年公司法(經修訂)第90條將此意見僅向　閣下匯報而不作其他用途。我們不就此報告之內容,對任何其他人士負責或承擔責任。我們的審核工作已根據香港會計師公會頒佈之香港審計準則進行。該等準則要求我們遵守操守規定,並規劃及執行審核,以合理確定此等財務報表是否不存有任何重大之錯誤陳述。

獨 立 核 數 師 報 告 書 (續)



審核涉及執行程序以獲取有關財務報表所載金額及披露資料之審核憑證。所選定之程序取決於我們之判斷，包括評估由於不論因欺詐或錯誤而導致財務報表存有重大錯誤陳述之風險。在作出該等風險評估時，我們考慮與　貴集團編製及真實而公平地呈列財務報表相關之內部監控，以設計適當之審核程序，但並非旨在就　貴集團之內部監控之效能發表意見。審核亦包括評估所採用之會計政策之合適性及董事所作出之會計估計之合理性，以及就財務報表之整體呈列方式作出評估。

本核數師相信，我們所獲得之審核憑證就提出審核意見而言屬充分和恰當。

意見

本核數師認為，該等財務報表已根據香港財務報告準則真實而公平地反映　貴集團及　貴公司於二零零七年十二月三十一日之事務狀況及截至該日止年度　貴集團之溢利及現金流量，並已按照香港公司條例之披露規定妥為編製。

馬賽會計師事務所有限公司

執業會計師

香港，二零零八年四月一日

郭婉文

執業證書號碼：P04604

綜 合 收 益 表

截至二零零七年十二月三十一日止年度

	附註	二零零七年 千港元	二零零六年 千港元
營業額	3	795,252	702,810
銷售成本		(583,405)	(509,718)
毛利		211,847	193,092
其他收益及收入	4	21,788	2,723
		233,635	195,815
銷售及分銷開支		(57,144)	(55,343)
業務宣傳及市場推廣開支		(7,143)	(4,635)
經營及行政開支		(99,234)	(76,419)
其他經營開支		(21,549)	(11,928)
經營溢利		48,565	47,490
財務費用	5	(1,951)	(2,859)
除稅前溢利	5	46,614	44,631
稅項	7	(2,394)	(3,999)
年內溢利	8 及 21	44,220	40,632
應佔年內溢利：			
本公司股權持有人		44,303	40,632
少數股東權益		(83)	–
年內溢利		44,220	40,632
EBITDA	9	65,673	57,205
		港仙	港仙
每股盈利	10		
基本		8.6	8.6
攤薄		不適用	不適用

綜 合 資 產 負 債 表

於二零零七年十二月三十一日

	附註	二零零七年 千港元	二零零六年 千港元
非流動資產			
物業、機器及設備	11	18,799	17,117
無形資產	12	41,504	51,659
遞延稅項資產	26	13,634	10,866
		73,937	79,642
流動資產			
貿易及其他應收款項	14	91,589	86,630
已抵押銀行存款	15	2,137	1,547
現金及銀行結餘		181,662	100,362
		275,388	188,539
流動負債			
貿易及其他應付款項	16	104,935	99,686
銀行借款之即期部份	17	10,430	9,188
財務租賃承擔之即期部份	18	206	198
應付稅項		4,288	3,996
		119,859	113,068
流動資產淨值		155,529	75,471
總資產減流動負債		229,466	155,113
非流動負債			
銀行借款	17	4,250	22,577
財務租賃承擔	18	213	419
遞延稅項負債	26	513	–
資產淨值		224,490	132,117
資本及儲備			
股本	19	5,229	4,709
儲備	21	218,256	127,408
本公司股權持有人應佔權益		223,485	132,117
少數股東權益	21	1,005	–
權益總額		224,490	132,117

經由董事會於二零零八年四月一日批准及授權發佈

衛斯文　　　　　　　　　　林祥貴
董事　　　　　　　　　　　董事

資產負債表

於二零零七年十二月三十一日

	附註	二零零七年 千港元	二零零六年 千港元
非流動資產			
物業、機器及設備	11	3,737	5,387
附屬公司權益	13	101,146	75,787
		104,883	81,174
流動資產			
貿易及其他應收款項	14	1,380	1,389
已抵押銀行存款	15	910	886
現金及銀行結餘		88,497	30,227
		90,787	32,502
流動負債			
貿易及其他應付款項	16	18,126	2,011
流動資產淨值		72,661	30,491
資產淨值		177,544	111,665
資本及儲備			
股本	19	5,229	4,709
儲備	21	172,315	106,956
權益總額		177,544	111,665

經由董事會於二零零八年四月一日批准及授權發佈

衛斯文
董事

林祥貴
董事

25

綜合權益變動表

截至二零零七年十二月三十一日止年度

| | 本公司股權持有人應佔 | | | | | | | 少數 | |
	股本 千港元	股份溢價 千港元	匯兌儲備 千港元	股本 贖回儲備 千港元	實繳盈餘 千港元	累計溢利／ (虧損) 千港元	總計 千港元	股東權益 千港元	權益總額 千港元
於二零零六年一月一日	4,709	23,461	(1,011)	6	607,462	(543,555)	91,072	–	91,072
換算海外附屬公司 時之匯兌差額	–	–	413	–	–	–	413	–	413
年內溢利	–	–	–	–	–	40,632	40,632	–	40,632
儲備間之轉撥	–	–	–	–	(523,973)	523,973	–	–	–
於二零零六年 十二月三十一日	4,709	23,461	(598)	6	83,489	21,050	132,117	–	132,117
發行新股份	520	46,280	–	–	–	–	46,800	–	46,800
股份發行開支	–	(1,400)	–	–	–	–	(1,400)	–	(1,400)
換算海外附屬公司 時之匯兌差額	–	–	1,665	–	–	–	1,665	–	1,665
被視為出售附屬 公司部份權益	–	–	–	–	–	–	–	1,088	1,088
年內溢利／(虧損)	–	–	–	–	–	44,303	44,303	(83)	44,220
於二零零七年 十二月三十一日	5,229	68,341	1,067	6	83,489	65,353	223,485	1,005	224,490

綜 合 現 金 流 量 表

截至二零零七年十二月三十一日止年度

	附註	二零零七年 千港元	二零零六年 千港元
經營業務			
經營業務所得現金	22	45,948	75,932
已付所得税		(4,350)	(71)
已收利息		4,206	2,326
已付銀行貸款利息		(1,931)	(2,832)
財務租賃承擔之利息		(20)	(27)
經營業務所得現金淨額		43,853	75,328
投資業務			
支付無形資產		(460)	(56,070)
購買物業、機器及設備		(9,095)	(10,212)
出售物業、機器及設備所得款項		9	72
被視為出售附屬公司部分權益所得款項		18,490	–
投資業務所得／（所用）現金淨額		8,944	(66,210)
融資業務			
新增銀行貸款		–	46,800
償還銀行貸款		(17,085)	(15,035)
償還財務租賃承擔		(198)	(192)
發行股份		45,400	–
融資業務所得現金淨額		28,117	31,573
現金及現金等值項目增加淨額		80,914	40,691
於一月一日之現金及現金等值項目		101,909	61,218
現金及現金等值項目匯兑盈利		976	–
於十二月三十一日之現金及現金等值項目		183,799	101,909
現金及現金等值項目之結餘分析			
已抵押銀行存款		2,137	1,547
現金及銀行結餘		181,662	100,362
		183,799	101,909

1. 公司資料

本公司為於百慕達註冊成立之獲豁免有限公司,其普通股於香港聯合交易所有限公司(「聯交所」)上市。本公司之主要營業地點為香港中環皇后大道中15號置地廣場告羅士打大廈3705室。本公司之主要業務為投資控股。本公司主要附屬公司之詳情載於財務報表附註13。

2. 主要會計政策

編製基準

本財務報表乃根據香港會計師公會(「香港會計師公會」)頒佈之香港財務報告準則(「香港財務報告準則」),包括所有適用之個別香港財務報告準則、香港會計準則(「香港會計準則」)及詮釋、香港普遍採納之會計原則、香港公司條例之披露規定及香港聯合交易所有限公司證券上市規則(「上市規則」)之相關披露規定而編撰。

編製本財務報表之基準與二零零六年財務報表所採納者一致。採納與本集團有關並且由本年度起生效之新增╱經修訂香港財務報告準則對本年度及以往年度本集團之業績及本集團及本公司之財務狀況並無重大影響,若干財務報表項目之呈列及披露經已作出修訂除外。而有關比較資料亦重新排列一致。本集團採納之主要會計政策概要載列如下。

採納新訂╱經修訂香港財務報告準則

香港會計準則第1號(修訂)　資本披露

此項修訂規定財務報表須就有關本集團管理資本之目標、政策及程序作出額外披露。新披露資料已載於財務報表附註24中。

香港財務報告準則第7號　金融工具:披露

香港財務報告準則第7號取代香港會計準則第30號　銀行及類似金融機構財務報表內之披露,並將包括過往香港會計準則第32號　金融工具:披露及呈列之所有披露規定,而香港會計準則第32號之呈列規定則維持不變。香港財務報告準則第7號規定財務報表須披露可評估本集團財務工具之重要性、本集團就該等財務工具所承受之風險性質及風險,以及本集團管理有關風險之方法之資料。新披露資料已載於整份財務報表內。

計量基準

此等財務報表乃按歷史成本而編撰。

2. 主要會計政策(續)

綜合賬目之基準

綜合財務報表包括本公司及其所有附屬公司截止每年十二月三十一日之財務報表。附屬公司之財務報表乃使用與本公司相同之財政年度並採納一致之會計政策而編製。

集團內公司間之所有結餘、交易、收入及開支,以及集團內公司間之交易所產生之損益均會全數對銷。於附屬公司之業績均由本集團取得控制權當日起直至控制權終止當日止期間作綜合結算。

少數股東權益指並非由本集團所持有之損益及資產淨值部分,並於綜合收益表內獨立呈列,並計入綜合資產負債表內之權益中,與母公司股權持有人分列。適用於少數股東應佔虧損高於其於附屬公司股權之部分將分配於本集團之權益中作出抵銷,惟倘少數股東負有具約束力之責任,及能作出額外投資補足虧損則除外。

本集團所採用之政策為與少數權益持有人進行之交易將視作與本集團以外人士進行交易處理。出售少數股東權益而導致本集團產生之盈虧於收益表內記賬。

附屬公司

附屬公司為本集團有權監管其財務及營運政策,從而在其業務中獲益之公司(包括特殊目的實體)。

於本公司之資產負債表內,附屬公司投資按成本扣除減值虧損入賬。投資之賬面值乃按個別投資減至其各自可收回數額。本公司按已收及應收股息將附屬公司業績入賬。

物業、機器及設備

物業、機器及設備乃按成本減累計折舊及累計減值虧損列賬。

物業、機器及設備之成本值包括其購買價及任何將資產達致可作擬定用途之運作情況及地點之任何直接應佔成本。維修及保養費用乃於其產生年度自收益表扣除。

物業、機器及設備乃按其自可供使用之日期起計至下文所述之估計可使用年期,並扣除估計剩餘價值後,按下列折舊年率以直線法撇銷其扣除累計減值虧損之成本:

租賃物業裝修	剩餘租期
機械及設備	20%– 33%
辦公室設備、傢俬及裝置	20%– 33%
汽車	20%

財務租賃下所持有之資產乃按其估計可使用年限或租約年期(以較短者為準)予以折舊。

2. 主要會計政策 (續)

無形資產

獨立收購之無形資產

獨立收購而具固定可使用年期之無形資產按成本扣除累計攤銷及累計減值虧損入賬。該等無形資產乃以直線法按其估計可使用年期(就現有無形資產而言為5年)進行攤銷。估計可使用年期及攤銷方法乃於各全年申報期間結束時檢討,估計變動之影響按預先計提之基準入賬。

研發成本

研究成本於產生時支銷。開發活動涉及於計劃或設計中應用研究成果,以生產嶄新或得到重大改良之產品及程序。倘有關產品或程序於技術層面及商業角度皆為可行,而本集團具備充足資源以完成開發工作,則開發活動之成本會資本化。資本化之開支包括物料成本、直接勞工及適當比例之經常費用。其他開發開支於產生之期間時確認。當資產可供使用時,資本化的開發成本予以攤銷,並須按與獨立收購之無形資產相同之基準接受減值檢討。

已撥作資本化的其後開支,僅於與其有關之特定資產所附帶之未來經濟利益增加時,方予撥作資本化。其後所有其他開支(包括有關內部產生之商譽及品牌之開支)均於產生時於收益表內支銷。

金融工具

財務資產及財務負債在本集團按交易日基準就相關工具訂立合約條款時確認。財務資產及財務負債按下列方式計量。

貸款及應收款項

貸款及應收款項(包括貿易及其他應收款項)指並無於活躍市場報價且並非為買賣而持有之具有固定或可釐定付款金額之非衍生財務資產。該等貸款及應收款項以實際利率法按攤銷成本列賬,惟倘應收款項為免息貸款及無固定還款期或其折現影響並不重大則除外。其時,應收款項按成本扣除減值虧損入賬。攤銷成本已計算在到期年內任何收購折讓或溢價。因取消確認、減值或透過攤銷程序所產生之盈虧計入收益表。

財務資產減值

本集團於各結算日評估有否客觀證據顯示財務資產出現減值。財務資產之減值虧損按攤銷成本入賬,而攤銷成本則為資產賬面值與按財務資產原訂實際利率折現之估計未來現金流量的現值兩者間之差異。倘資產之可收回金額之增加乃客觀地與於確認減值後出現之事作有關,有關減值虧損會於稍後期間透過收益表撥回,惟該資產於減值被撥回當日之賬面值不可超過未確認減值時之已攤銷成本。

2. 主要會計政策（續）

金融工具（續）

財務負債

本集團之財務負債包括貿易及其他應付款項、銀行貸款及其他借款與財務租賃承擔。所有財務負債初步按其公平值確認，其後以實際利率法按攤銷成本計量，惟倘折現之影響不重要時，財務負債則按成本入賬。

不再確認財務資產及負債

財務資產在本集團財務資產之未來現金流量合約權利到期或本集團將其未來現金量合約權利轉讓予第三方時方會不再確認。財務負債僅會於清償債務時不再確認。

現金等值項目

就綜合現金流量表而言，現金等值項目指可隨時轉為已知數額現金且價值變動風險不大之短期高流動投資（銀行透支除外）。

非財務資產之減值

於各個結算日，本集團均會檢討其物業、機器及設備、具固定使用年期之無形資產及於附屬公司之投資之賬面值，以釐訂該等資產可有出現減值虧損或早前已確認之減值虧損不再存在或減少。倘資產之估計可收回金額低於其賬面值，則其賬面值將減至其可收回金額。減值虧損即時確認為開支。

倘某項減值虧損其後撥回，則該項資產之賬面值將增至重新估計之可收回金額，惟以增加後之賬面值不得超逾該項資產於過往年度並無減值虧損所釐定之賬面值為限。減值虧損撥回時將即時確認為收入。

收益確認

收益乃於本集團可取得經濟利益及得以可靠地計算收益時確認。

電訊業務之收入乃於向客戶提供服務時確認。

利息收入乃未償還本金以適用之實際利率按時間比例計算。

租賃

凡絕大部份風險及擁有權之回報均已轉讓予承租人之租約，均列為財務租賃。所有其他租約均列作經營租賃。

根據財務租賃持有之資產按租賃資產之公平值或最低租賃付款之現值（以較低者為準）確認為本集團之資產。對出租人之相關負債在資產負債表列作財務租賃承擔。財務費用指租賃承擔總額與所收購資產公平值之差額，並會按有關租約之期限在收益表中扣除，使每個會計期間之餘下承擔有大約一致之支出。

根據經營租賃應付之租金乃按相關租約之期限以直線法確認為開支。

租賃獎勵於收益表確認為就使用租賃資產而議定之代價淨額之一部份。

2. 主要會計政策（續）

外幣換算

本集團旗下每一公司之財務報表項目按該公司經營所在主要經濟環境之貨幣（「功能貨幣」）列值。綜合財務報表則以港元（本公司之功能貨幣及呈列貨幣）呈列。

外幣交易按有關交易日之匯率換算為功能貨幣。因結算該等交易及因按年結日匯率換算以外幣計值之貨幣資產及負債而產生之外匯損益於收益表確認。

於綜合賬目時，以港元（呈列貨幣）以外之貨幣結算之公司之財務報表乃按結算日之概約匯率換算，而收益表則按當年平均匯率換算。換算公司所產生之一切匯兌差額均確認為權益內之獨立部份。

稅項

現行所得稅乃根據本年度之業績計算，並就毋須課稅或不獲寬減之項目作出調整。所得稅乃採用結算日當天生效或實質生效之稅率計算。

遞延稅項按財務報表中資產及負債於結算日之稅基與其賬面值之間之暫時性差異，以負債法撥備。惟倘遞延稅項乃因初步確認一項交易（而非業務合併）之資產或負債而產生，且當時該項交易對會計溢利及應課稅損益未造成影響，則不予入賬。

遞延稅項負債或資產根據於結算日已頒佈或實際上已頒佈之稅率及稅務法例，按預期適用於已收回資產或清還負債期間之稅率計算。倘日後應課稅溢利可能會用於抵銷可扣減之暫時性差異、稅項虧損及稅項撥回，則遞延稅項資產會確認入賬。

退休福利計劃

自二零零零年十二月起，本集團（海外附屬公司除外）為其香港全職僱員設立提供強制性公積金（「強積金」）退休福利計劃。退休福利計劃之供款責任於其發生時在收益表內確認為開支。該計劃之資產與本集團之其他資產分開，由獨立受託人持有。

根據強積金計劃，本集團及各合資格僱員均須每月作出強制性供款，供款額為僱員每月基本收入之5%，而各方每月之供款上限為1,000港元（為強制性供款），彼等亦可選擇作出額外或自願性供款。倘僱員選擇作出自願性供款，本集團亦將作出相等之額外供款，上限為1,000港元。

根據強積金計劃，僱員有權按香港強制性公積金計劃條例之規定取回本集團之強制性供款及待於本集團服務滿一年後，僱員有權獲取本集團100%之自願性供款。

海外附屬公司亦已根據有關法定機關所訂明之法例規定，為彼等之僱員設立其退休金計劃或類似安排。

於結算日，本集團並無因僱員脫離強積金計劃而產生重大之沒收自願性供款，而該沒收供款可用作削減本集團於未來年度應付之供款。

2. 主要會計政策(續)

以股份為基礎之付款

僱員獲授之購股權之公平值確認為僱員成本,並在權益內之資本儲備作相應增加。公平值乃於購股權授出日期計算,並計及授出購股權之條款及條件。倘僱員須符合歸屬期條件方可無條件享有該等購股權,預計公平值總額在歸屬期內攤分入賬,並已考慮購股權歸屬之或然率。

估計可歸屬購股權之數目須在歸屬期內作出檢討。除非原本僱員開支符合資產確認要求,否則任何已在過往年度確認之累計公平值之調整均須在檢討期內之收益表支銷╱回撥,並在權益作相應調整。於歸屬日,確認為開支之金額按歸屬購股權之實際數目作調整,並在權益賬內作相應調整。

關連方

倘某位人士(a)是直接或間接透過一位或多位中間人控制本集團,或受本集團控制或與本集團共同受控制,或於本集團擁有可對本集團施加重大影響之權益或共同控制本集團;(b)為本集團之聯繫人;(c)為本集團投資之合營企業;(d)為本集團之主要管理人員之一;(e)為(a)或(d)所述任何人士之近親;(f)為(d)或(e)所述任何人士直接或間接控制、共同控制或有重大影響或擁有其重大表決權之實體;或(g)為代表本集團或與本集團有關連之任何實體之僱員利益而設之離職後福利計劃,則該人士為本集團之關連方。

關鍵會計估計及判斷

呆壞賬撥備

本集團之呆壞賬撥備政策乃根據對應收款項之可收回性及賬齡分析之評估並按管理層之判斷釐定。於評估該等應收款項之最終變現情況時,須作出很大程度之判斷,包括評估每名客戶現時之信貸情況及過往之收回記錄。倘該等客戶之財政狀況轉壞,以致減弱彼等之付款能力,則須作出額外撥備。

確認遞延稅項資產

主要由未動用結轉稅項虧損產生之遞延稅項資產,僅會在根據所有可取得憑證預期日後可能有足夠應課稅溢利扣減未動用稅項虧損之情況下,方予確認。遞延稅項資產之確認主要涉及該遞延稅項資產之法定附屬公司之未來表現加以判斷。其他不同因素亦予以評估,以考慮是否具有力證據證明部份或全部遞延稅項資產最終有可能會變現,例如存在應課稅暫時性差異、稅務規劃策略及可動用估計稅項虧損之期間。遞延稅項資產之賬面值及有關財務模式與預算會於每個結算日檢討;若有足夠有力之證據證明在可動用期內有應課稅溢利可扣減結轉稅項虧損,屆時將增加資產結餘,並於收益表內扣除。

香港財務報告準則之未來變動

於批准此等財務報表之日期,本集團並無提前採納香港會計師公會頒佈而對本年度尚未生效之新增╱經修訂香港財務報告準則。董事們並未預期在將來採納該等新增╱經修訂香港財務報告準則會對本集團之業績造成重大影響。

財 務 報 表 附 註（續）

截至二零零七年十二月三十一日止年度

3. 營業額

按種類確認之營業額分析如下：

	本集團	
	二零零七年 千港元	二零零六年 千港元
營業額		
電訊業務收入	**793,261**	696,494
其他	**1,991**	6,316
	795,252	702,810

4. 其他收益及收入

	本集團	
	二零零七年 千港元	二零零六年 千港元
銀行存款之利息收入	**4,206**	2,326
被視為出售附屬公司部份權益之盈利*（附註）*	**17,402**	–
其他	**180**	397
	21,788	2,723

附註： 被視為出售附屬公司部份權益之盈利乃指一名機構投資者認購附屬公司之5%股本而產生。

5. 除稅前溢利

除稅前溢利已扣除／(計入)下列各項：

	本集團	
	二零零七年 千港元	二零零六年 千港元
(a) 財務費用		
銀行貸款及其他借款(須於五年內全數償還)之利息	1,931	2,832
財務租賃承擔之財務費用	20	27
	1,951	2,859
(b) 其他項目		
僱員薪金及其他福利	77,401	69,343
退休福利計劃之供款	2,381	2,005
	79,782	71,348
核數師酬金	1,332	1,167
已提供服務之成本	583,405	509,718
物業、機器及設備折舊	6,493	5,304
無形資產攤銷，已列入其他經營開支內	10,615	4,411
壞賬撇銷	14	337
呆賬撥備	1,978	1,348
出售物業、機器及設備之虧損／(盈利)	971	(8)
物業之經營租賃費用	6,819	5,475
匯兌虧損／(盈利)淨額	244	(618)

6. 董事及高級行政人員酬金

本公司董事已收及應收之酬金總額如下：

	二零零七年			
	董事袍金 千港元	薪金、離職金 及其他酬金 千港元	退休福利 計劃之供款 千港元	合計 千港元
執行董事				
衛斯文	–	1,500	24	1,524
Kuldeep Saran	–	1,849	12	1,861
林祥貴	–	2,240	24	2,264
非執行董事				
許博志	38	–	–	38
獨立非執行董事				
韋雅成	150	–	–	150
高來福 太平紳士	150	100	–	250
Gerald Clive Dobby	150	–	–	150
	488	**5,689**	**60**	**6,237**

	二零零六年			
	董事袍金 千港元	薪金、離職金 及其他酬金 千港元	退休福利 計劃之供款 千港元	合計 千港元
執行董事				
衛斯文	–	1,500	24	1,524
Kuldeep Saran	–	1,826	24	1,850
林祥貴	–	1,950	24	1,974
非執行董事				
許博志	–	–	–	–
獨立非執行董事				
韋雅成	100	–	–	100
高來福 太平紳士	100	100	–	200
Gerald Clive Dobby	100	–	–	100
	300	5,376	72	5,748

6. 董事及高級行政人員酬金(續)

最高薪人員酬金

五位(二零零六年:五位)最高薪人員當中,包括兩位(二零零六年:兩位)董事,其酬金詳情已載於上文。其餘三位(二零零六年:三位)人員之酬金總額如下:

	二零零七年 千港元	二零零六年 千港元
薪金、離職金及其他酬金	6,639	5,116
退休福利計劃之供款	39	122
	6,678	5,238

三位(二零零六年:三位)最高薪人員之酬金均介乎以下範圍:

	二零零七年 人數	二零零六年 人數
1,500,001港元至2,000,000港元	–	3
2,000,001港元至2,500,000港元	2	–
2,500,001港元至3,000,000港元	1	–
	3	3

本公司之執行董事連同上述三位(二零零六年:三位)最高薪人員就披露用途,均被視作本集團之主要管理人員。

7. 稅項

由於本集團於年內之應課稅溢利已全數被往年積存之承前稅項虧損抵銷,因此並無對香港利得稅作出撥備。

海外稅項乃指若干附屬公司根據其經營所在國家適用之稅率計算之所得稅。

	本集團	
	二零零七年 千港元	二零零六年 千港元
現行稅項		
海外所得稅	(4,642)	(3,964)
遞延稅項		
折舊免稅額	(623)	(9)
稅項虧損	2,871	(26)
	2,248	(35)
	(2,394)	(3,999)

有關本集團遞延稅項之詳情載於附註26。

財務報表附註（續）

截至二零零七年十二月三十一日止年度

7. 稅項（續）

有效稅率之對賬

	本集團	
	二零零七年	二零零六年
	%	%
適用稅率	26	27
不可扣減之開支	1	3
免稅收益	(5)	(4)
本年度出現之未確認稅項虧損	5	5
運用較早前未確認之稅項虧損	(21)	(17)
確認較早前未確認之稅項虧損	(7)	(2)
撥回／（確認）較早前未確認之遞延稅項資產	4	(4)
其他	2	1
年內有效稅率	5	9

此適用稅率是指本集團經營之地區所行使之平均稅率。

8. 年內溢利

年內溢利包括已計入本公司財務報表之溢利20,479,000港元（二零零六年：20,355,000港元）。

9. EBITDA

EBITDA指未扣除利息開支、稅項、折舊及攤銷前之盈利。

10. 每股盈利

截至二零零七年十二月三十一日止年度之每股基本盈利，乃根據本公司股權持有人應佔綜合溢利44,303,000港元（二零零六年：40,632,000港元）及年內已發行股份之加權平均數514,773,652股（二零零六年：470,894,200股）計算。

由於購股權之行使價較每股平均市場價格為高，因此並無呈列截至二零零七年及二零零六年十二月三十一日止年度之每股攤薄盈利。

11. 物業、機器及設備

	本集團				
	租賃 物業裝修 千港元	機械及設備 千港元	辦公室設備、 傢俬及裝置 千港元	汽車 千港元	合計 千港元
於二零零六年一月一日	2,016	4,687	5,441	–	12,144
添置	–	5,086	2,326	2,800	10,212
出售	–	–	(124)	–	(124)
出售時撥回累計折舊	–	–	60	–	60
折舊	(685)	(2,100)	(1,959)	(560)	(5,304)
匯兌調整	–	(1)	130	–	129
於二零零六年十二月三十一日	1,331	7,672	5,874	2,240	17,117
於二零零七年一月一日	1,331	7,672	5,874	2,240	17,117
添置	125	5,698	3,272	–	9,095
出售	–	(8,882)	(1,906)	(1,400)	(12,188)
出售時撥回累計折舊	–	8,882	1,906	420	11,208
折舊	(701)	(3,303)	(2,069)	(420)	(6,493)
匯兌調整	–	–	60	–	60
於二零零七年十二月三十一日	**755**	**10,067**	**7,137**	**840**	**18,799**
代表：					
成本	2,091	50,277	24,257	2,800	79,425
累計折舊	(760)	(42,605)	(18,383)	(560)	(62,308)
於二零零七年一月一日	1,331	7,672	5,874	2,240	17,117
成本	2,216	47,439	26,229	1,400	77,284
累計折舊	(1,461)	(37,372)	(19,092)	(560)	(58,485)
於二零零七年十二月三十一日	**755**	**10,067**	**7,137**	**840**	**18,799**

於二零零七年十二月三十一日，本集團物業、機器及設備之賬面值包括根據財務租賃持有之資產397,000港元(二零零六年：596,000港元)。

11. 物業、機器及設備（續）

	本公司			
	租賃 物業裝修 千港元	辦公室設備、 傢俬及裝置 千港元	汽車 千港元	合計 千港元
於二零零六年一月一日	1,631	1,924	–	3,555
添置	–	393	2,800	3,193
出售	–	(33)	–	(33)
出售時撥回累計折舊	–	33	–	33
折舊	(593)	(208)	(560)	(1,361)
於二零零六年十二月三十一日	1,038	2,109	2,240	5,387
於二零零七年一月一日	1,038	2,109	2,240	5,387
添置	–	533	–	533
出售	–	–	(1,400)	(1,400)
出售時撥回累計折舊	–	–	420	420
折舊	(593)	(190)	(420)	(1,203)
於二零零七年十二月三十一日	**445**	**2,452**	**840**	**3,737**
代表：				
成本	1,631	2,707	2,800	7,138
累計折舊	(593)	(598)	(560)	(1,751)
於二零零七年一月一日	1,038	2,109	2,240	5,387
成本	1,631	3,240	1,400	6,271
累計折舊	(1,186)	(788)	(560)	(2,534)
於二零零七年十二月三十一日	**445**	**2,452**	**840**	**3,737**

12. 無形資產

	本集團		
	開發成本 千港元	客戶合約 千港元	總計 千港元
添置	3,137	52,933	56,070
攤銷	–	(4,411)	(4,411)
於二零零六年十二月三十一日	3,137	48,522	51,659
於二零零七年一月一日	3,137	48,522	51,659
添置	460	–	460
攤銷	–	(10,615)	(10,615)
於二零零七年十二月三十一日	3,597	37,907	41,504
代表:			
成本	3,137	52,933	56,070
累計攤銷	–	(4,411)	(4,411)
於二零零六年十二月三十一日	3,137	48,522	51,659
成本	3,597	52,933	56,530
累計攤銷	–	(15,026)	(15,026)
於二零零七年十二月三十一日	3,597	37,907	41,504

13. 附屬公司權益

	本公司	
	二零零七年 千港元	二零零六年 千港元
非上市股份,按成本	–	–
應收附屬公司款項	601,068	683,683
減:撥備	(499,922)	(607,896)
	101,146	75,787

應收附屬公司款項乃無抵押、免息及無固定償還期,惟57,948,000港元(二零零六年:57,948,000 港元)之款項乃按年息5.5厘計息、無抵押且須於二零零九年四月二十三日償還。應收款項之賬面值與其公平值相若。

13. 附屬公司權益（續）

於結算日之主要附屬公司之詳情如下：

附屬公司名稱	註冊成立及經營地點	已發行股本詳情	本公司所持有效權益		主要業務
			直接	間接	
ZONE USA, Inc. (i)	美國	10美元	—	100%	投資控股
ZONE Telecom Pte Ltd	新加坡	100,000坡元	—	100%	提供電訊服務
ZONE Telecom, Inc. (i)	美國	10美元	—	100%	提供電訊服務
ZONE Resources Limited	英屬處女群島	10,000美元	—	95%	提供以IP為基礎的通訊服務
ZONE Limited	香港	2港元	—	100%	提供電訊服務
ZONE Global Limited	英屬處女群島	1美元	—	100%	投資控股
ZONE Channel Services Limited	香港	2港元	—	100%	提供市場推廣及宣傳服務
speedinsure.com Limited	香港	10,000港元	—	70.3%	提供銷售及履行交收服務
speedinsure Global Limited	英屬處女群島	10,102美元	—	70.3%	投資控股
e-Kong Pillars Holdings Limited	英屬處女群島	1美元	100%	—	投資控股
e-Kong Pillars Limited	英屬處女群島	1美元	—	100%	投資控股
Cyber Insurance Brokers Limited	香港	5,000,000港元	—	70.3%	保險經紀業務
China Portal Limited	英屬處女群島	1美元	—	100%	提供顧問服務
深圳盈港科技有限公司 (ii)	中華人民共和國	註冊資本人民幣1,000,000元	—	100%	提供技術顧問服務

(i) － 該等公司非經Mazars審核。

(ii) － 為一間於中華人民共和國成立之外商獨資企業。

本公司董事認為，上述概要列出之附屬公司，乃對本集團之業績有重大影響或構成集團資產淨值之主要部份。所持股份類別除另有說明外均為普通股。董事認為，列出其他附屬公司之詳情會使本附註過於冗長。

14. 貿易及其他應收款項

	本集團		本公司	
	二零零七年 千港元	二零零六年 千港元	二零零七年 千港元	二零零六年 千港元
應收貿易款項	87,367	80,627	–	–
呆賬撥備	(4,570)	(4,508)	–	–
	82,797	76,119	–	–
其他應收款項				
按金、預付款項及其他應收款項	8,792	10,511	1,380	1,389
	91,589	86,630	1,380	1,389

本集團銷售之信貸期主要介乎30至90日不等。貿易及其他應收款項包括應收貿易款項(已扣除呆賬撥備),按發票日期之有關賬齡分析如下:

	本集團	
	二零零七年 千港元	二零零六年 千港元
少於一個月	74,197	68,042
一至三個月	8,377	7,858
超過三個月但少於十二個月	223	219
	82,797	76,119

本集團之信貸政策載於附註23。

14. 貿易及其他應收款項(續)

呆賬撥備之變動如下:

	本集團		本公司	
	二零零七年 千港元	二零零六年 千港元	二零零七年 千港元	二零零六年 千港元
於一月一日	4,508	5,650	–	–
撥備增加	1,978	1,348	–	–
撥銷款項	(1,916)	(2,490)	–	–
於十二月三十一日	4,570	4,508	–	–

應收貿易款項之賬齡分析(無論個別或共同均不視為減值)如下:

	本集團	
	二零零七年 千港元	二零零六年 千港元
逾期一至三個月	9,783	9,579
逾期超過三個月但少於十二個月	635	522
逾期款項	10,418	10,101
既未逾期亦未減值	72,379	66,018
	82,797	76,119

基於上述應收貿易款項之信貸質素並未有重大改變,而董事相信該等款項仍被視為可收回,故本集團並未就上述款項作出減值撥備。本集團亦無就該等結餘而持有任何抵押品。

既未逾期亦未減值之應收款項是指多名無違約記錄之客戶。

15. 已抵押銀行存款

於結算日,本集團及本公司分別抵押銀行存款為數2,137,000港元(二零零六年:1,547,000港元)及910,000港元(二零零六年:886,000港元)予銀行,作為銀行就本集團如期付款而向若干電訊營運商提供擔保之抵押。

16. 貿易及其他應付款項

	本集團		本公司	
	二零零七年 千港元	二零零六年 千港元	二零零七年 千港元	二零零六年 千港元
應付貿易款項	**51,203**	44,924	–	–
其他應付款項				
應計費用及其他應付款項	**53,732**	54,762	**1,458**	1,232
應付附屬公司款項	**–**	–	**16,668**	779
	104,935	99,686	**18,126**	2,011

應付附屬公司款項乃無抵押、免息且無固定還款期。

貿易及其他應付款項包括應付貿易款項，按發票日期之有關賬齡分析如下：

	本集團	
	二零零七年 千港元	二零零六年 千港元
少於一個月	**40,462**	26,733
一至三個月	**10,284**	17,992
超過三個月但少於十二個月	**457**	199
	51,203	44,924

17. 銀行借款

銀行貸款之還款期如下：

	本集團	
	二零零七年 千港元	二零零六年 千港元
一年內	**10,430**	9,188
一年後但於兩年內	**4,250**	9,860
兩年後但於五年內	**–**	12,717
	14,680	31,765

17. 銀行借款（續）

	本集團	
	二零零七年 千港元	二零零六年 千港元
呈報為：		
流動負債	**10,430**	9,188
非流動負債	**4,250**	22,577
	14,680	31,765

貸款規定須每月償還本金及利息118,575美元（等值為924,885港元），亦規定每季支付之款項相等於上一季EBITDA之10%。貸款之年利率為7厘，並由美國之兩間附屬公司的所有資產作抵押。該等資產之總賬面值為182,547,000港元（包括為數37,907,000港元之無形資產、為數11,215,000港元之物業、機器及設備、為數73,028,000港元之貿易及其他應收款項以及為數60,397,000港元之現金及銀行結餘）。

18. 財務租賃承擔

須償還之財務租賃承擔如下所列：

	本集團			
	最低租賃付款		最低租賃付款之現值	
	二零零七年 千港元	二零零六年 千港元	二零零七年 千港元	二零零六年 千港元
財務租賃之到期日為：				
一年內	**218**	218	**206**	198
一年後但於兩年內	**217**	218	**213**	198
兩年後但於五年內	**–**	217	**–**	221
	435	653	**419**	617
未來財務費用	**(16)**	(36)	**–**	–
租賃承擔之現值	**419**	617	**419**	617

	本集團	
	二零零七年 千港元	二零零六年 千港元
呈報為：		
流動負債	**206**	198
非流動負債	**213**	419
	419	617

財務租賃須按60次分期付款，並於二零零九年十二月到期，而年息為3.7厘。財務租賃之賬面值與其公平值相若。

19. 股本

| | 二零零七年 | | 二零零六年 | |
	股份數目	**金額** **千港元**	股份數目	金額 千港元
普通股				
法定				
12,000,000,000股每股面值0.01港元 　之普通股	**12,000,000,000**	**120,000**	12,000,000,000	120,000
已發行及繳足				
於一月一日	**470,894,200**	**4,709**	470,894,200	4,709
發行新股份	**52,000,000**	**520**	–	–
於十二月三十一日	**522,894,200**	**5,229**	470,894,200	4,709

於二零零七年二月二十七日，本公司按每股0.90港元之價格完成52,000,000股本公司普通股之補足配售。錄得款項淨額約45,400,000港元作為一般營運資金、資本開支及擴展業務之用。

上述之詳情已載於本公司於二零零七年二月十六日刊發之公佈內。

於年內發行之股份在各方面與當時現有已發行股份享有同等地位。

20. 購股權

(a) 本公司

根據於一九九九年十月二十五日舉行之股東特別大會上採納之本公司僱員購股權計劃，本公司董事可按該計劃規定之條款及條件，酌情邀請本集團之合資格僱員（包括本公司之執行董事）接納可認購本公司股份之購股權。此計劃已於二零零二年六月二十八日舉行之股東特別大會上被終止，惟根據該計劃已授出但未行使之購股權其後仍然有效並受該計劃條款約束。

於二零零二年六月二十八日，本公司採納一項新購股權計劃。根據新購股權計劃，本公司董事可按該計劃規定之條款及條件，酌情授出購股權予(i)本集團各成員公司或聯屬公司之任何董事、僱員、顧問、客戶、供應商、業務推介代理、或法律、財務或市場推廣顧問或承包商及／或(ii)全權信託對象包括上述任何人士之任何全權信託。本公司自採納新購股權計劃以來並無據其授出任何購股權。

財 務 報 表 附 註（續）

截至二零零七年十二月三十一日止年度

:

20. 購股權（續）

(b) 附屬公司

於二零零二年六月二十八日，本公司就其附屬公司之購股權計劃採納計劃規則及程序（「附屬公司計劃規則及程序」）。根據附屬公司計劃規則及程序，各附屬公司可按符合附屬公司計劃規則及程序之條款及條件採納彼等各自之購股權計劃。據此，各有關附屬公司之董事會可酌情授出購股權予(i)附屬公司及其附屬公司、其任何控股公司或任何聯屬公司之任何董事、僱員、顧問、客戶、供應商、業務推介代理、或法律、財務或市場推廣顧問或承包商及／或(ii)全權信託對象包括任何上述人士之任何全權信託。自採納附屬公司計劃規則及程序以來，概無附屬公司根據附屬公司計劃規則及程序之條款及條件動用其購股權計劃權力。

主要條款概要

本公司之新購股權計劃與附屬公司計劃規則及程序之主要條款概述如下：

(i) 目的

計劃旨在令董事會可向合資格參與者授出購股權，作為(i)表揚或確認合資格參與者曾經及將會為本集團作出之貢獻之鼓勵及／或獎勵及(ii)激勵有價值之僱員作出高水準表現，以提高長期股東價值。

(ii) 股數上限

根據計劃可授出之購股權（連同已行使及當時尚未行使之購股權），加上根據本公司或有關附屬公司任何其他購股權計劃將授出之購股權所涉及股份總數，合共不得超逾於批准該計劃當日已發行股本10%（除非獲股東另行批准則作別論）。於二零零八年四月一日，根據新購股權計劃可供發行之本公司股份為13,689,261股，相等於本公司已發行股本約2.6%。

於截至授出購股權當日（包括該日）止任何12個月內，每名合資格參與者已獲發行及因行使根據計劃及任何其他購股權計劃獲授之購股權（包括已行使及尚未行使之購股權）而獲發行之股份總數，不得超過當時已發行股份之1%。

(iii) 行使期及接納購股權之付款

購股權乃根據可於將由董事所釐定並通知各承授人之期限內，隨時按計劃之條款行使，而行使期不得超過自授出日期起計10年。

倘本公司於要約日期起計28日內之營業日，接獲新購股權計劃之承授人妥為簽署載有接納授出購股權要約之函件副本，或按附屬公司計劃規則及程序，承授人按董事會不時釐定之方式妥為接納授出購股權要約，以及向本公司支付1.00港元（或等值之美元）作為獲授購股權之代價，則購股權應視作已經授出並獲接納及生效。

20. 購股權(續)

主要條款概要(續)

(iv) 認購價之釐定基準

本公司之新購股權計劃

在計劃條款及上市規則之規限下，任何購股權之認購價不得少於以下之最高者(i)於授出日期股份在聯交所日報表之收市價；(ii)本公司股份於緊接授出日期前五個營業日在聯交所日報表之平均收市價；及(iii)本公司股份之面值。

附屬公司計劃規則及程序

在計劃條款及上市規則之規限下，任何購股權之認購價不得低於股份之面值，惟倘購股權擬根據美國稅務法例合資格成為獎勵性購股權，則其認購價不得低於計劃條款所述股份之公平市值。

(v) 計劃之剩餘年

董事會可酌情決定公司計劃之有效及生效期，惟以採納計劃之日起計10年為限。

年內，本公司各董事、主要行政人員、主要股東、貨物或服務供應商或舊購股權計劃下合資格僱員以外之其他參與者概無持有任何購股權。

於結算日已授出但尚未行使之購股權詳情如下：

			購股權數目				
授出日期	行使期間	行使價 港元	於二零零六年 一月一日	二零零六年 內失效	於二零零六年 十二月三十一日	二零零七年 內失效	於二零零七年 十二月三十一日
一九九九年十月二十五日	二零零零年十月二十五日至 二零零九年十月二十四日	1.40	15,000	–	15,000	–	15,000
一九九九年十一月十六日	二零零零年十一月十六日至 二零零九年十月二十四日	1.60	7,500	–	7,500	–	7,500
一九九九年十二月二十三日	二零零零年十二月二十三日至 二零零九年十月二十四日	2.00	35,000	–	35,000	–	35,000
二零零零年四月二十八日	二零零一年四月二十八日至 二零零九年十月二十四日	3.30	40,000	–	40,000	(15,000)	25,000
二零零零年八月九日	二零零一年八月九日至 二零零九年十月二十四日	2.30	30,000	–	30,000	–	30,000
二零零零年十月二十五日	二零零一年十月二十五日至 二零零九年十月二十四日	1.20	20,000	–	20,000	–	20,000
合計			147,500	–	147,500	(15,000)	132,500

於二零零七年十二月三十一日尚未行使之購股權之行使價介乎1.20港元至3.30港元(二零零六年：介乎1.20港元至3.30港元)之間，剩餘加權平均合約期限為1.83年(二零零六年：2.83年)。

財務報表附註(續)

截至二零零七年十二月三十一日止年度

21. 儲備

| | 本公司股權持有人應佔 | | | | | | 少數 | |
	股份溢價 千港元	匯兌儲備 千港元	股本贖回儲備 千港元	實繳盈餘 千港元	累計溢利/(虧損) 千港元	合計 千港元	股東權益 千港元	權益總額 千港元
本集團								
於二零零六年一月一日	23,461	(1,011)	6	607,462	(543,555)	86,363	–	86,363
換算海外附屬公司時之匯兌差額	–	413	–	–	–	413	–	413
年內溢利	–	–	–	–	40,632	40,632	–	40,632
儲備間之轉撥*(附註)*	–	–	–	(523,973)	523,973	–	–	–
於二零零六年十二月三十一日	23,461	(598)	6	83,489	21,050	127,408	–	127,408
發行新股份	46,280	–	–	–	–	46,280	–	46,280
股份發行開支	(1,400)	–	–	–	–	(1,400)	–	(1,400)
換算海外附屬公司時之匯兌差額	–	1,665	–	–	–	1,665	–	1,665
被視為出售附屬公司部份權益	–	–	–	–	–	–	1,088	1,088
年內溢利/(虧損)	–	–	–	–	44,303	44,303	(83)	44,220
於二零零七年十二月三十一日	**68,341**	**1,067**	**6**	**83,489**	**65,353**	**218,256**	**1,005**	**219,261**
本公司								
於二零零六年一月一日	23,461	–	6	607,462	(544,328)	86,601	–	86,601
年內溢利	–	–	–	–	20,355	20,355	–	20,355
儲備間之轉撥*(附註)*	–	–	–	(523,973)	523,973	–	–	–
於二零零六年十二月三十一日	23,461	–	6	83,489	–	106,956	–	106,956
發行新股份	46,280	–	–	–	–	46,280	–	46,280
股份發行開支	(1,400)	–	–	–	–	(1,400)	–	(1,400)
年內溢利	–	–	–	–	20,479	20,479	–	20,479
於二零零七年十二月三十一日	**68,341**	**–**	**6**	**83,489**	**20,479**	**172,315**	**–**	**172,315**

實繳盈餘乃指本公司於二零零二年十一月進行股本重組而從股份溢價賬轉撥之數額。根據百慕達1981年公司法(經修訂),實繳盈餘可供分派予股東,惟倘有理由相信出現下列情況,則本公司不得宣派或支付股息,或以實繳盈餘進行分派:

(i) 本公司在作出該付款後不能或將無法償還到期之負債;或

(ii) 本公司資產之可變現價值將因此少於其負債及已發行股本及股份溢價賬之總額。

21. 儲備 *(續)*

在符合上段所列之條件下，本公司於結算日可供分派予股東之儲備如下：

	二零零七年 千港元	二零零六年 千港元
實繳盈餘	**83,489**	83,489
累計溢利	**20,479**	–
	103,968	83,489

附註： 根據二零零六年十二月二十一日之董事會決議案，523,973,000港元之實繳盈餘獲批准用於抵銷本公司之累計虧損。

22. 經營業務所得現金

	本集團	
	二零零七年 千港元	二零零六年 千港元
除稅前溢利	**46,614**	44,631
利息收入	**(4,206)**	(2,326)
利息開支	**1,931**	2,832
財務租賃承擔之利息	**20**	27
折舊	**6,493**	5,304
無形資產攤銷	**10,615**	4,411
被視為出售附屬公司部份權益之盈利	**(17,402)**	–
匯兌差額	**622**	367
出售物業、機器及設備之虧損／（盈利）	**971**	(8)
壞賬撇銷	**14**	337
呆賬撥備	**1,978**	1,348
營運資金變動：		
貿易及其他應收款項	**(6,549)**	(21,175)
貿易及其他應付款項	**4,847**	40,184
經營業務所得現金	**45,948**	75,932

23. 財務風險管理目的及政策

本集團之主要金融工具包括銀行借款、財務租賃、現金及短期存款。該等金融工具之主要目的為增加或保留本集團經營業務之財務資源。本集團亦擁有其業務活動直接產生之各種其他金融工具，如應收貿易款項及應付貿易款項等。

貨幣、信貸及流動資金風險乃於本集團日常業務過程中產生。本集團之管理層負責監控及管理該等風險，以確保及時有效地採取適當措施。下文載列監控該等風險之主要政策。

貨幣風險

若干附屬公司之交易乃以外幣進行，因此本集團須承受外幣風險。由於本集團大部份之資產、負債及收支主要以港元及美元計算，故此本集團認為，只要港元兌美元之匯率繼續為聯繫匯率，則並無重大外匯波動風險。除美元外，本集團亦以新加坡元進行交易，本集團將密切監察新加坡元與美元之匯率，並於適當時採取必要之行動，減低上述外匯風險。

於結算日，本集團及本公司以外幣計值之貨幣資產及貨幣負債賬面值如下：

	本集團		本公司	
	二零零七年 **千港元**	二零零六年 千港元	**二零零七年** **千港元**	二零零六年 千港元
資產				
美元	**172,155**	147,668	**93,442**	85,301
新加坡元	**32,435**	17,512	–	–
人民幣	**566**	–	–	–
	205,156	165,180	**93,442**	85,301
負債				
美元	**106,161**	119,490	–	–
新加坡元	**8,426**	6,058	–	–
人民幣	**356**	–	–	–
	114,943	125,548	–	–

信貸風險

本集團之信貸風險主要產生於貿易及其他應收款項。本集團管理層已制定一項信貸限額政策，並會持續監控信貸風險。為減低信貸風險，本集團管理層已建立信貸額度、信貸批准及其他監控程序，以確保能採取適當措施，收回逾期債項。

23. 財務風險管理目的及政策（續）

流動資金風險

本集團內個別營運單位須負責其本身之現金管理。為減低流動資金風險，本集團管理層會定期審閱營運單位之現時及預期流動資金要求，以確保其維持有充足現金儲備，能滿足其長短期流動資金需要。

本集團於結算日，按已訂約未折讓付款之財務負債其到期日概況如下。

| | 二零零七年 | | | | |
	按要求 千港元	少於 三個月 千港元	三至 十二個月 千港元	一年後但 於五年內 千港元	合計 千港元
計息借款	–	2,835	8,511	4,538	15,884
貿易及其他應付款項	10,001	93,753	1,181	–	104,935
	10,001	**96,588**	**9,692**	**4,538**	**120,819**

| | 二零零六年 | | | | |
	按要求 千港元	少於 三個月 千港元	三至 十二個月 千港元	一年後但 於五年內 千港元	合計 千港元
計息借款	–	2,836	8,503	24,858	36,197
貿易及其他應付款項	10,793	87,986	907	–	99,686
	10,793	90,822	9,410	24,858	135,883

24. 資本管理

本集團資本管理之主要目標是保障集團持續營運之能力，以及為股東帶來回報。本集團管理其資本結構以維持流動資金、投資及借款間之平衡，並依據經濟環境之變動作出調整(包括向股東派付股息或發行新股份)。於截至二零零七年及二零零六年十二月三十一日止年度內，本集團資本管理之目標、政策及程序並無出現變動。

本集團按其淨債務與權益比率監察其資本，有關比率按照債務淨額除權益總額計算。於結算日之淨債務與權益比率如下：

	二零零七年 千港元	二零零六年 千港元
計息借款	(15,099)	(32,382)
貿易及其他應付款項	(104,935)	(99,686)
應付稅項	(4,288)	(3,996)
減：現金及短期存款	181,662	100,362
盈餘／(債務)淨額	57,340	(35,702)
權益總額	224,490	132,177
淨債務與權益比率	不適用	27%

25. 承擔

資本開支承擔

	本集團	
	二零零七年 千港元	二零零六年 千港元
已訂約但未撥備(扣除已付按金)	983	36

經營租賃承擔

於結算日，根據不可撤銷之土地及樓宇經營租賃未來須支付之最低租賃付款總額如下：

	本集團		本公司	
	二零零七年 千港元	二零零六年 千港元	二零零七年 千港元	二零零六年 千港元
一年內	6,062	8,031	1,385	2,659
第二至第五年(包括首尾兩年在內)	4,228	10,369	–	1,997
五年以上	–	64	–	–
	10,290	18,464	1,385	4,656

經營租賃付款主要指若干辦公物業及董事宿舍應付之租金。平均每隔二至五年便會磋商租約及盤定租金。

26. 遞延稅項

本集團遞延稅項淨額於年內之變動如下：

	本集團	
	二零零七年 千港元	二零零六年 千港元
於一月一日	10,866	10,881
匯兌差額	7	20
收益表撥回／(扣除)	2,248	(35)
於十二月三十一日	13,121	10,866

已確認之遞延稅項資產及負債

	本集團			
	資產		負債	
	二零零七年 千港元	二零零六年 千港元	二零零七年 千港元	二零零六年 千港元
折舊免稅額	131	234	(513)	–
稅項虧損	13,503	10,632	–	–
於十二月三十一日	13,634	10,866	(513)	–

未確認之遞延稅項資產

	本集團	
	二零零七年 千港元	二零零六年 千港元
稅項虧損	118,728	135,188
可扣減之暫時性差異	281	–
於十二月三十一日	119,009	135,188

根據現行稅法，為數430,064,000港元(二零零六年：483,052,000港元)之未確認稅項虧損無屆滿日期，惟涉及美國一間附屬公司之稅項虧損263,437,000港元(二零零六年：306,990,000港元)除外。該等稅項虧損自其產生年度起計可結轉20年，將於二零二零年開始屆滿。

財 務 報 表 附 註 (續)

截至二零零七年十二月三十一日止年度

27. 分部資料

本集團於年內主要營運地區及業務活動分部之分析如下：

(a) 按地區分部劃分

按地區分部呈報資料時，收益、分部資產及資本開支乃根據客戶所在地區或資產所處位置(如適用)呈列。

截至二零零七年十二月三十一日止年度

	北美洲 千港元	亞太地區 千港元	抵銷 千港元	綜合 千港元
營業額				
對外銷售	698,915	96,337	–	795,252
分部間銷售	–	5,335	(5,335)	–
	698,915	101,672	(5,335)	795,252
業績				
分部業績	27,295	27,657	–	54,952
財務費用				(1,951)
其他經營收入及開支				(6,387)
除稅前溢利				46,614
稅項				(2,394)
年內溢利				44,220

分部間銷售乃按當時市場價格計算列賬。

其他資料				
資本開支	5,700	3,395	–	9,095
折舊及攤銷	14,688	2,420	–	17,108
主要非現金開支(折舊及攤銷除外)	1,782	1,181	–	2,963
資產				
分部資產	195,793	155,915	(2,383)	349,325
負債				
分部負債	107,859	19,359	(2,383)	124,835

27. 分部資料(續)

(a) 按地區分部劃分(續)

截至二零零六年十二月三十一日止年度

	北美洲 千港元	亞太地區 千港元	綜合 千港元
營業額			
對外銷售	598,989	103,821	702,810
業績			
分部業績	29,925	27,873	57,798
財務費用			(2,859)
其他經營收入及開支			(10,308)
除稅前溢利			44,631
稅項			(3,999)
年內溢利			40,632
其他資料			
資本開支	5,954	4,258	10,212
折舊及攤銷	6,743	2,972	9,715
主要非現金開支(折舊及攤銷除外)	1,638	47	1,685
資產			
分部資產	182,424	85,757	268,181
負債			
分部負債	119,130	16,934	136,064

27. 分部資料（續）

(b) 按業務分部劃分

截至二零零七年十二月三十一日止年度

	電訊業務 千港元	其他 千港元	綜合 千港元
營業額			
對外銷售	793,261	1,991	795,252
業績			
分部業績	55,003	(51)	54,952
財務費用			(1,951)
其他經營收入及開支			(6,387)
除稅前溢利			46,614
稅項			(2,394)
年內溢利			44,220
其他資料			
資產			
一業務分部	254,373	413	254,786
一未予分配項目			94,539
			349,325
資本開支			
一業務分部	8,539	23	8,562
一未予分配項目			533
			9,095

27. 分部資料(續)

(b) 按業務分部劃分(續)

截至二零零六年十二月三十一日止年度

	電訊業務 千港元	其他 千港元	綜合 千港元
營業額			
對外銷售	696,494	6,316	702,810
業績			
分部業績	57,792	6	57,798
財務費用			(2,859)
其他經營收入及開支			(10,308)
除稅前溢利			44,631
稅項			(3,999)
年內溢利			40,632
其他資料			
資產			
一業務分部	229,908	383	230,291
一未予分配項目			37,890
			268,181
資本開支			
一業務分部	7,019	–	7,019
一未予分配項目			3,193
			10,212

本集團業績與資產及負債概要

	本集團截至十二月三十一日止五個年度之業績				
	二零零七年 千港元	二零零六年 千港元	二零零五年 千港元	二零零四年 千港元	二零零三年 千港元
營業額	795,252	702,810	422,590	402,654	402,543
除稅前溢利／（虧損）	46,614	44,631	38,532	(132,976)	(20,756)
稅項（扣除）／撥回	(2,394)	(3,999)	8,544	1,369	1,000
年內溢利／（虧損）	44,220	40,632	47,076	(131,607)	(19,756)
	港仙	港仙	港仙	港仙	港仙
每股溢利／（虧損） 基本	8.6	8.6	10.0	(28.0)	(4.2)
攤薄	不適用	不適用	不適用	不適用	不適用

	本集團於十二月三十一日之資產及負債				
	二零零七年 千港元	二零零六年 千港元	二零零五年 千港元	二零零四年 千港元	二零零三年 千港元
非流動資產	73,937	79,642	23,025	12,179	154,150
流動資產	275,388	188,539	128,358	92,763	81,666
資產總額	349,325	268,181	151,383	104,942	235,816
非流動負債	4,976	22,996	618	809	312
流動負債	119,859	113,068	59,693	60,510	58,890
負債總額	124,835	136,064	60,311	61,319	59,202
資產淨值	224,490	132,117	91,072	43,623	176,614

股東資料

股東週年大會

二零零八年股東週年大會將於二零零八年五月二十二日星期四上午十時正假座香港中環銀行街舊中國銀行大廈13樓中國會舉行。股東週年大會通告於二零零八年四月二十三日同時刊登於香港聯合交易所有限公司及本公司之網站，而副本刊載於二零零八年四月二十三日致本公司股東(「股東」)之通函，並連同此二零零七年年報一併寄發予股東及其他收件人。

股東查詢

任何有關閣下持股之查詢，例如股份過戶、名稱或地址變更或遺失股票，應向股份過戶登記處提出：

於百慕達之股份過戶登記處	Butterfield Fund Services (Bermuda) Limited Rosebank Centre 11 Bermudiana Road Pembroke Bermuda
股份過戶登記處香港分處	卓佳秘書商務有限公司 香港 灣仔 皇后大道東28號 金鐘匯中心26樓

任何有關閣下持有本公司美國預託證券之查詢，應向存管處The Bank of New York Mellon提出，通訊地址為BNY Mellon Shareowner Services, P.O. Box 11258, Church Street Station, New York, NY 10286-1258, USA。

投資者關係

如有查詢，歡迎聯絡：

香港
皇后大道中15號
置地廣場
告羅士打大廈3705室
e-Kong Group Limited
投資者關係組

電話號碼： +852 2801 7188
傳真號碼： +852 2801 7238
電郵： ir@e-kong.net

美國預託證券計劃

本公司已於二零零三年五月推出第一級美國預託證券計劃，據此，本公司之股份可以美元定價及報價，在美國以美國證券及股票代號「EKONY」買賣。

如欲查詢更多資料，可聯絡存管處The Bank of New York Mellon，通訊地址為BNY Mellon Shareowner Services, P.O. Box 11258, Church Street Station, New York, NY 10286-1258, USA或瀏覽其網站www.adrbny.com或致電免費專線電話1-888-269-2377。

公司通訊

於二零零三年九月十五日，本公司向股東致函，請彼等選擇(其中包括)將來接收英文、中文或中英雙語之公司通訊。二零零七年年報之英文、中文或中英文本，將按股東之選擇寄發，倘股東尚未選擇，則按該函件所述之安排寄發。

股東亦可向本公司之股份過戶登記處香港分處卓佳秘書商務有限公司（地址為香港灣仔皇后大道東28號金鐘匯中心26樓）索取此二零零七年年報之另一語言文本。如欲查詢更多資料，請聯絡卓佳秘書商務有限公司：電話號碼2980 1766或傳真號碼2861 1465。

Shareholders may also obtain this 2007 Annual Report in the language other than that he/she now receives upon request to the Company's Branch Share Registrar in Hong Kong, Tricor Secretaries Limited at 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong. For further enquiries, please contact Tricor Secretaries Limited at telephone no. 2980 1766 or facsimile no. 2861 1465.

此二零零七年年報之中英文文本，可於本公司網站下載，有關電子文本已呈交香港聯合交易所有限公司。

股東可隨時選擇接收印刷或電子版本之公司通訊。

如欲選擇接收英文、中文或中英文之本公司公司通訊、或接收電子版本通訊、或取消或修改以前之指示，股東可填妥及簽署此二零零七年年報甲末所載及可於本公司網站下載之指示回條，並交回本公司之股份過戶登記處香港分處卓佳秘書商務有限公司，地址為香港灣仔皇后大道東28號金鐘匯中心26樓。

關於將來收取公司通訊之
指示回條

致： **e-Kong Group Limited** (「本公司」)
由卓佳秘書商務有限公司轉交
香港
灣仔皇后大道東28號
金鐘匯中心26樓

請只在指示回條中一個方格內劃上✓號

1. 印刷形式

   (a) 完整財務報告及其他公司通訊(英文、中文或中英文)

   於將來，

     ❑ 本人╱吾等願意僅收取完整財務報告及其他的公司通訊之英文印刷版本；或

     ❑ 本人╱吾等願意僅收取完整財務報告及其他的公司通訊之中文印刷版本；或

     ❑ 本人╱吾等願意收取完整財務報告及其他的公司通訊之中英文印刷版本。

   (b) 財務摘要報告及其他公司通訊(英文、中文或中英文)

   於將來，

     ❑ 本人╱吾等願意僅收取財務摘要報告(如有)及其他的公司通訊之英文印刷版本；或

     ❑ 本人╱吾等願意僅收取財務摘要報告(如有)及其他的公司通訊之中文印刷版本；或

     ❑ 本人╱吾等願意收取財務摘要報告(如有)及其他的公司通訊之中英文印刷版本。

---

2. 電子形式

     ❑ 於將來，本人╱吾等願意以電子形式收取公司通訊以代替上文1(a)及(b)段所述之任何或所有印刷文本：

     本人╱吾等之電郵地址： _____
                                  (通知發佈公司通訊適用)

     ❑ 本人╱吾等願意更改本人╱吾等之電郵地址如下：

     本人╱吾等之新電郵地址： _____
                                  (通知發佈公司通訊適用)

   生效日期： _____

簽署： _____   日期： _____

股東姓名： _____

地址： _____

聯絡電話號碼： _____

附註：

1. 上述指示適用於將來寄發予本公司股東(「股東」)之所有公司通訊，直至 閣下於合理時間以書面通知本公司另作選擇為止。

2. 將來所有公司通訊之中英文版本均在本公司或本公司之股份過戶登記處香港分處卓佳秘書商務有限公司可供索閱。

3. 股東有權於任何合理時間以本指示回條作出書面通知，知會本公司或本公司之股份過戶登記處香港分處卓佳秘書商務有限公司，要求更改收取公司通訊之語言版本及形式。

4. 本指示回條之電子格式檔於本公司網頁登載。

INSTRUCTION SLIP
ON RECEIVING FUTURE CORPORATE COMMUNICATIONS

To: e-Kong Group Limited (the "Company")
      c/o Tricor Secretaries Limited
         26th Floor
         Tesbury Centre
         28 Queen's Road East
         Wanchai
         Hong Kong

Please tick only one box of this instruction slip

1.   PRINTED FORM

(a)   *Full Financial Reports and other Corporate Communications (English, Chinese or both)*

In future,

☐   I / we would like to receive the printed copies of Full Financial Reports and other Corporate Communications in the English language only; OR

☐   I / we would like to receive the printed copies of Full Financial Reports and other Corporate Communications in the Chinese language only; OR

☐   I / we would like to receive the printed copies of Full Financial Reports and other Corporate Communications in both the English and Chinese languages.

(b)   *Summary Financial Reports and other Corporate Communications (English, Chinese or both)*

In future,

☐   I / we would like to receive the printed copies of Summary Financial Reports (if available) and other Corporate Communications in the English language only; OR

☐   I / we would like to receive the printed copies of Summary Financial Reports (if available) and other Corporate Communications in the Chinese language only; OR

☐   I / we would like to receive the printed copies of Summary Financial Reports (if available) and other Corporate Communications in both the English and Chinese languages.

---

2.   ELECTRONIC MEANS

☐   In future, I / we would like to receive the Corporate Communications through electronic means in lieu of any or all of the printed copies referred to in 1(a) and (b) above:

My / Our E-mail Address: _____
                              (for notification of Corporate Communication release)

☐   I / We would like to change my / our E-mail Address as follows:

My / Our New E-mail Address: _____
                              (for notification of Corporate Communication release)

With effect from: _____

Signature: _____   Date: _____

Name of Shareholder: _____

Address: _____

Contact telephone number: _____

Notes:

1.   The above instruction will apply to all future Corporate Communications to be sent to Shareholders of the Company ("Shareholders") until you notify the Company the otherwise by reasonable notice in writing.

2.   All future Corporate Communications in both the English and Chinese languages will be available from the Company or Tricor Secretaries Limited, the Company's branch share registrar in Hong Kong, upon request.

3.   The Shareholders are entitled to change the choice of language of and means of receiving Corporate Communications at any time by reasonable notice in writing to the Company or Tricor Secretaries Limited, the Company's branch share registrar in Hong Kong, by using this instruction slip.

4.   A soft copy of this instruction slip is available on the Company's website.

e-KONG Group Limited



香港
中環皇后大道中15號
置地廣場
告羅士打大廈3705室

電話： +852 2801 7188
傳真： +852 2801 7238
網址： www.e-kong.com

 本報告採用環保紙印刷

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in e-Kong Group Limited (the "Company"), you should at once hand this circular with the enclosed form of proxy to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.



e-Kong Group Limited
(Incorporated in Bermuda with limited liability)
(Stock Code: 524)

GENERAL MANDATES TO ISSUE SHARES AND TO REPURCHASE SHARES

REFRESHMENT OF GENERAL SCHEME LIMIT

AND

RE-ELECTION OF RETIRING DIRECTORS

A notice convening the annual general meeting of the Company to be held at The China Club, 13/F., The Old Bank of China Building, Bank Street, Central, Hong Kong on Thursday, 22 May 2008 at 10:00 a.m. is set out on pages 14 to 18 of this circular.

If you are not able to attend and/or vote at the meeting in person, you are requested to complete and return the form of proxy enclosed with this circular in accordance with the instructions printed thereon to the Company's Branch Share Registrar in Hong Kong, Tricor Secretaries Limited at 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong as soon as possible and in any event not less than 48 hours before the time appointed for holding the meeting or any adjourned meeting (as the case may be). Completion and return of the form of proxy will not preclude you from attending and voting at the meeting should you so wish.

23 April 2008

CONTENTS

In this circular, unless the context otherwise requires, the following expressions have the following meanings:

"AGM"	the annual general meeting of the Company to be held at The China Club, 13/F., The Old Bank of China Building, Bank Street, Central, Hong Kong on Thursday, 22 May 2008 at 10:00 a.m., and any adjournment thereof
"Board"	the board of Directors
"Bye-laws"	bye-laws of the Company as may be amended from time to time
"Company"	e-Kong Group Limited, a company incorporated in Bermuda with limited liability and the Shares of which are listed on the Stock Exchange
"Director(s)"	director(s) of the Company
"General Scheme Limit"	the total number of Shares which may be issued upon exercise of all options granted and to be granted under the Share Option Schemes and any other share option scheme(s) of the Company in aggregate not exceeding 10% of the Shares in issue as at the date of adoption of the New Share Option Scheme
"Group"	the Company and its subsidiaries
"HK$"	Hong Kong dollar(s), the lawful currency of Hong Kong
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China
"Issue Mandate"	the proposed mandate to allot, issue and deal with additional Shares not exceeding 20% of the issued share capital of the Company as at the date of passing the resolution approving the said mandate
"Latest Practicable Date"	17 April 2008, being the latest practicable date for ascertaining certain information in this circular prior to the printing of this circular
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"New Share Option Scheme"	the share option scheme of the Company adopted in a special general meeting held on 28 June 2002

"Old Share Option Scheme"   the employee share option scheme of the Company adopted in a special general meeting held on 25 October 1999 and subsequently terminated in a special general meeting held on 28 June 2002

"Option(s)"   the option(s) granted or to be granted under the Share Option Schemes to subscribe for Shares in accordance with the terms and conditions thereof

"Repurchase Mandate"   the proposed mandate to exercise the power of the Company to repurchase Shares up to a maximum of 10% of the issued share capital of the Company as at the date of the resolution approving the said mandate

"SFC"   the Securities and Futures Commission

"SFO"   the Securities and Futures Ordinance, Cap. 571, Laws of Hong Kong

"Share(s)"   ordinary share(s) of HK$0.01 each in the share capital of the Company

"Share Option Schemes"   collectively the Old Share Option Scheme and the New Share Option Scheme

"Shareholder(s)"   holder(s) for the time being of Shares

"Stock Exchange"   The Stock Exchange of Hong Kong Limited

"Takeovers Code"   the Code on Takeovers and Mergers issued by the SFC

In this circular, unless the context otherwise requires, words importing masculine gender include feminine and neutral genders, and vice versa.



e-Kong Group Limited

(Incorporated in Bermuda with limited liability)

(Stock Code: 524)

Directors:	*Registered Office:*
Richard John Siemens *(Chairman)*	Clarendon House
Lim Shyang Guey	2 Church Street
William Bruce Hicks*	Hamilton HM 11
Shane Frederick Weir**	Bermuda
John William Crawford J.P.**	
Gerald Clive Dobby**	*Principal Place of Business:*
	3705 Gloucester Tower
* *Non-executive Director*	The Landmark
** *Independent Non-executive Directors*	15 Queen's Road Central
	Hong Kong
	23 April 2008

*To the Shareholders and, for information
purposes only, holders of the Options*

Dear Sir or Madam,

GENERAL MANDATES TO ISSUE SHARES AND TO REPURCHASE SHARES

REFRESHMENT OF GENERAL SCHEME LIMIT

AND

RE-ELECTION OF RETIRING DIRECTORS

INTRODUCTION

On 15 May 2007, general mandates were granted to the Directors to issue Shares and to exercise all the powers of the Company to repurchase its Shares. These general mandates will lapse at the conclusion of the AGM. It is therefore proposed to refresh the general mandates to issue Shares and to repurchase Shares at the AGM.

The purpose of this circular is to provide you with information in relation to the resolutions to be proposed at the AGM for the approval of (i) granting of general mandates to the Directors to issue and to repurchase Shares, (ii) refreshing the General Scheme Limit and (iii) re-election of retiring Directors.

GENERAL MANDATE TO ISSUE SHARES

Separate ordinary resolutions will be proposed at the AGM to approve (i) the granting of the Issue Mandate to the Directors and (ii) the addition to the Issue Mandate of any Shares repurchased by the Company under the authority of the Repurchase Mandate, in order to provide flexibility for issuing new Shares when it is in the interests of the Company to do so, details of which are respectively set out in the proposed Resolutions Nos. 4A and 4C in the notice of the AGM. Assuming no further Shares are issued and no Shares are repurchased after the Latest Practicable Date and up to the date of the AGM, if the Issue Mandate will be granted by the Shareholders at the AGM, the Directors will be given the authority to allot, issue and deal with up to additional 104,578,840 Shares until the earliest of (i) the conclusion of the next annual general meeting of the Company, (ii) the expiration of the period within which the next annual general meeting of the Company is required by the applicable laws or the Bye-laws to be held and (iii) the date on which it is revoked or varied by an ordinary resolution of the Shareholders in general meeting. The Directors have no present intention to issue any new Shares pursuant to the Issue Mandate.

GENERAL MANDATE TO REPURCHASE SHARES

An ordinary resolution will be proposed at the AGM to approve the granting of the Repurchase Mandate to the Directors, details of which are set out in the proposed Resolution No. 4B in the notice of the AGM. The Shares which may be repurchased pursuant to the Repurchase Mandate are limited to a maximum of 10% of the issued share capital of the Company as at the date of passing of the resolution approving the Repurchase Mandate.

If the resolution for granting the Repurchase Mandate is passed at the AGM, the Repurchase Mandate will be in force until the earliest of (i) the conclusion of the next annual general meeting of the Company, (ii) the expiration of the period within which the next annual general meeting of the Company is required by the applicable laws or the Bye-laws to be held and (iii) the date on which it is revoked or varied by an ordinary resolution of the Shareholders in general meeting.

An explanatory statement as required by the Listing Rules is set out in Appendix I to this circular. The explanatory statement contains all information reasonably necessary to enable the Shareholders to make an informed decision on whether or not to vote for or against the ordinary resolution to grant the Repurchase Mandate to the Directors at the AGM.

REFRESHMENT OF THE GENERAL SCHEME LIMIT

In a special general meeting held on 25 October 1999, the Company adopted the Old Share Option Scheme. It was subsequently terminated in a special general meeting held on 28 June 2002, nevertheless, the share options granted and not yet exercised thereunder remain effective and are bound by the scheme terms. On 28 June 2002, the Company adopted the New Share Option Scheme.

An ordinary resolution will be proposed at the AGM to approve the refreshment of the General Scheme Limit, details of which are set out in the proposed Resolution 4D in the notice of the AGM. The total number of Shares which may be issued upon exercise of all Options to be granted under the Share Option Schemes as "refreshed" must not exceed 10% of the Shares in issue as at the date of approval of the refreshment of the General Scheme Limit provided that, pursuant to the Listing Rules, Options lapsed in accordance with the terms of the Share Option Schemes will not be counted for the purpose of calculating the 10% limit. Options previously granted under the Share Option Schemes (including Options outstanding, cancelled, lapsed or exercised in accordance with the Share Option Schemes) will not be counted for the purpose of calculating the General Scheme Limit as "refreshed".

The existing General Scheme Limit amounts to 23,496,310 Shares, being 10% of the Shares in issue as at the date of adoption of the New Share Option Scheme on 28 June 2002 (after adjustments made as a result of the capital reorganisation undertaken by the Company in November 2002). As at the Latest Practicable Date, among the existing General Scheme Limit,

(a)   the total number of Shares which may fall to be issued upon the exercise of all outstanding Options granted and yet to be exercised under the Share Option Schemes amounts to 132,500 Shares;

(b)   1,922,699 Shares were issued upon exercise of Options in accordance with their terms;

(c)   the number of Shares that would have been issued upon exercise of those cancelled Options amounts to 7,751,850 Shares; and hence

(d)   unless and until the 10% General Scheme Limit is refreshed by the Shareholders at the AGM, the number of Shares which may be issued upon the exercise of all Options to be granted under the General Scheme Limit amounts to 13,689,261 Shares, which number is inclusive of

(e)   5,811,200 Shares which would have been issued upon exercise of those Options lapsed in accordance with terms of the Share Option Schemes.

As at the Latest Practicable Date, there were 522,894,200 Shares in issue. The maximum number of Shares which may be issued upon the exercise of all the Options to be granted under the General Scheme Limit as refreshed will be 52,289,420 Shares on the basis that no further Shares are issued and/or repurchased by the Company between the Latest Practicable Date and the date of the AGM, representing 10% of the issued share capital of the Company as at the date of approval of the proposed refreshment of the General Scheme Limit by the Shareholders at the AGM. The total number of Shares which may be issued upon exercise of the General Scheme Limit as "refreshed" of 52,289,420 Shares

together with those Shares which may fall to be issued or would have been issued and referred to as items (a), (b), (c) and (e) above shall be 67,907,669 Shares, representing approximately 13.0% of the total number of Shares in issue as at the date of the AGM. Assuming no further Shares are issued and no Shares are repurchased after the Latest Practicable Date and up to the date of the AGM, such percentage falls below the 30% limit as required by Rule 17.03 of the Listing Rules.

Since June 2002, the issued share capital of the Company has increased substantially, following the rights issue in 2002 and the placement of Shares in 2007, and hence the Directors consider that it is in the interests of the Company to refresh the General Scheme Limit to reinforce the designed purposes of the Share Option Schemes, that is, to permit the granting of Options so as to provide incentives to, and recognise the contributions of, the eligible participants under the Share Option Schemes. An ordinary resolution will be proposed at the AGM to approve the refreshment of the General Scheme Limit.

Application will be made to the Stock Exchange for the listing of, and permission to deal in, the Shares, representing 10% of the Shares in issue as at the date of the AGM approving the refreshment of the General Scheme Limit, to be issued pursuant to the exercise of the Options to be granted under the refreshed General Scheme Limit.

RE-ELECTION OF RETIRING DIRECTORS

In accordance with bye-laws 86 and 87 of the Bye-laws and in compliance with the Listing Rules, Messrs. Lim Shyang Guey and Gerald Clive Dobby shall retire by rotation at the AGM and, being eligible, offer themselves for re-election. Particulars of Mr. Lim and Mr. Dobby are set out below:

Mr. Lim Shyang Guey

Lim Shyang Guey, 48, Executive Director, was appointed in October 1999. Prior to coming to Hong Kong, Mr. Lim gained wide-ranging international exposure in the telecommunications and technology-related industries, including in New Zealand, Russia, Malaysia and Singapore. Mr. Lim holds a Bachelor of Engineering degree and a Master of Engineering degree, both from the University of Auckland in New Zealand. Mr. Lim did not hold any other directorships in public companies listed in Hong Kong or any other major exchanges in the last three years preceding the Latest Practicable Date.

As at the Latest Practicable Date, Mr. Lim had the following interests in the Shares as recorded in the register required to be kept under section 352 in Part XV of the SFO:

Capacity	Number of Shares held	Approximate percentage of shareholding
Personal	2,150,000	0.4%

There is no fixed or proposed term for Mr. Lim's length of service with the Company and he is subject to retirement by rotation and re-election at the annual general meetings of the Company in accordance with the applicable rules and the Bye-laws. Either the Company or Mr. Lim may terminate the appointment by giving to the other party not less than three (3) calendar months' notice in writing thereof. Under the letter of appointment, Mr. Lim is entitled to an annual remuneration and accommodation allowance and, if any, a discretionary bonus. Mr. Lim's emoluments, comprising the remuneration, accommodation allowance and discretionary bonus as aforesaid, were determined by the provisions of the letter of appointment, which in turn were formulated with reference to his duties and responsibilities within the Group, and the incentive plan of the Group as approved by the remuneration committee of the Company. Such emoluments for the year ended 31 December 2007 amounted to HK$2,264,000.10. Mr. Lim is a director of China Portal Limited, Cyber Insurance Brokers Limited, Cyberman Limited, E-Force Global Limited (in members' voluntary liquidation), e-Kong Pillars Holdings Limited, e-Power Group Limited, Karavos Global Limited, Karavos Holdings Limited, 深圳盈港科技有限公司, speedinsure Global Limited, speedinsure.com Limited, ZONE Limited, ZONE Channel Services Limited, ZONE Global Limited, ZONE India Holdings Limited, ZONE Resources Limited (incorporated in Hong Kong), ZONE Resources Limited (incorporated in the British Virgin Islands) and ZONE Telecom Pte Ltd, all being subsidiaries of the Company. Mr. Lim is also an authorised representative and a member of the executive management committee of the Company, and an alternate member of the remuneration committee for Mr. Richard John Siemens.

Save as disclosed above, Mr. Lim is not connected with any directors, senior management or substantial shareholders of the Company, there are no matters that are required to be disclosed in accordance with Rules 13.51(2)(h) to (v) (both inclusive) of the Listing Rules and there are no other matters that need to be brought to the attention of the Shareholders.

Mr. Gerald Clive Dobby

Gerald Clive Dobby, 68, Independent Non-executive Director, was appointed in December 2005. Mr. Dobby, previously held senior positions within the HSBC Group, is currently a director of several companies in Hong Kong and overseas. Mr. Dobby was an independent non-executive director of Tse Sui Luen Jewellery (International) Limited between 2000 and 2007. Save as disclosed above, Mr. Dobby did not hold any other directorships in public companies listed in Hong Kong or any other major exchanges in the last three years preceding the Latest Practicable Date.

As at the Latest Practicable Date, Mr. Dobby did not have any interests in the Shares within the meaning of Part XV of the SFO.

In accordance with the letter of appointment with Mr. Dobby, the term of his appointment shall, subject to the applicable rules and provisions of the Bye-laws regarding retirement and re-election at the annual general meetings of the Company, expire on 31 December 2009 provided always that either the Company or Mr. Dobby may terminate the appointment by giving to the other party not less than one (1) calendar month's notice in writing. Mr. Dobby is also a member of the audit committee of the Company. Mr. Dobby is entitled to an annual director's fee of HK$150,000, which was determined by the Board with reference to the prevailing market level of remuneration for a similar position. Other than the aforesaid, Mr. Dobby is not entitled to any other emoluments for holding office as an Independent Non-executive Director or as a member of any committees established by the Board.

Save as disclosed above, Mr. Dobby does not hold any positions with the Company or its subsidiaries, and is not connected with any directors, senior management or substantial shareholders of the Company, there are no matters that are required to be disclosed in accordance with Rules 13.51(2)(h) to (v) (both inclusive) of the Listing Rules and there are no other matters that need to be brought to the attention of the Shareholders.

ANNUAL GENERAL MEETING

A notice of the AGM is set out in Appendix II to this circular.

Pursuant to the Bye-laws, a resolution put to the vote of a general meeting shall be decided on a show of hands unless (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) a poll is demanded by (i) the chairman of such meeting; or (ii) at least three Shareholders present in person or (being a corporation) by its duly authorised representative or by proxy for the time being entitled to vote at the meeting; or (iii) Shareholder(s) present in person or (being a corporation) by its duly authorised representative or by proxy and representing not less than one-tenth of the total voting rights of all Shareholders having the right to vote at the meeting; or (iv) Shareholder(s) present in person or (being a corporation) by its duly authorised representative or by proxy and holding Shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all Shares.

A form of proxy for use at the AGM is enclosed with this circular. If you are not able to attend and/or vote at the AGM in person, you are requested to complete and return the form of proxy in accordance with the instructions printed thereon to the Company's Branch Share Registrar in Hong Kong, Tricor Secretaries Limited at 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong as soon as possible and in any event not less than 48 hours before the time appointed for holding the meeting or any adjourned meeting (as the case may be). Completion and return of the form of proxy will not preclude you from attending and voting at the meeting should you so wish.

RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, there are no other facts the omission of which would make any statement herein misleading.

RECOMMENDATION

The Directors consider that the granting of the Issue Mandate and the Repurchase Mandate, the extension of the Issue Mandate to the Shares repurchased pursuant to the Repurchase Mandate, the refreshment of the General Scheme Limit and re-election of the retiring Directors are in the best interests of the Company and the Shareholders and, accordingly, recommend you to vote in favour of the resolutions to be proposed at the AGM.

MISCELLANEOUS

As at the Latest Practicable Date, to the extent that the Company was aware of having made all reasonable enquiries, no Shareholder was required to abstain from voting under the Listing Rules on any of the proposed resolutions as set out in the notice of the AGM.

The English text of this circular and the accompanying proxy form shall prevail over the Chinese text in case of inconsistency.

Yours faithfully,
By order of the Board
Richard John Siemens
Chairman

This Appendix serves as an explanatory statement given to the Shareholders, as required under the Listing Rules, in connection with the proposed Repurchase Mandate.

1. LISTING RULES

The Listing Rules permit companies whose primary listings are on the Stock Exchange to repurchase their securities on the Stock Exchange subject to certain restrictions, the most important of which are summarised below:

(a) Shareholders' approval

All repurchase of securities on the Stock Exchange by a company with its primary listing on the Stock Exchange must be approved in advance by an ordinary resolution, either by way of a general mandate to the directors of the company to undertake such repurchases or by a specific approval in relation to specific transactions.

(b) Source of funds

Repurchases must be funded out of funds which are legally available for such purpose in accordance with the company's constitutional documents and the laws of the jurisdiction in which the company is incorporated or otherwise established.

(c) Maximum number of shares to be repurchased and subsequent issue

A maximum of 10% of the issued share capital of the company as at the date of the passing of the relevant resolution for granting the general mandate of share repurchase may be repurchased on the Stock Exchange. A company may not, without the approval of the Stock Exchange, issue new shares or announce a proposed issue of new shares for a period of 30 days immediately following a share repurchase, whether on the Stock Exchange or otherwise, other than an issue of shares pursuant to the exercise of warrants, share options or similar instruments requiring the company to issue securities, which are outstanding prior to the date of the repurchase.

2. SHARE CAPITAL

It is proposed that up to 10% of the Shares in issue as at the date of passing the resolution to approve the Repurchase Mandate may be repurchased. As at the Latest Practicable Date, the number of Shares in issue was 522,894,200. On the basis of such figure (assuming no further Shares are issued or repurchased following the Latest Practicable Date and prior to the date of the AGM), the Company would be allowed under the Repurchase Mandate to repurchase Shares up to a limit of 52,289,420 Shares.

3. REASON FOR REPURCHASES

Although the Directors have no present intention of repurchasing any Shares, they believe that the flexibility afforded by the Repurchase Mandate would be beneficial to the Company and the Shareholders. Such repurchases may, depending on market conditions and funding arrangements at the time, lead to an enhancement of the net asset value and/or earnings per Share and will only be made when the Directors believe that such a repurchase will benefit the Company and the Shareholders.

4. FUNDING OF REPURCHASES

Funds required for any share repurchase by the Company would be derived from those funds legally permitted to be utilised by the Company in this connection in accordance with the Memorandum of Association of the Company and the Bye-laws and applicable laws of Bermuda. Under Bermuda law, a share purchase may only be effected by the Company out of the capital paid up on the purchased shares or out of the funds of the Company otherwise available for dividend or distribution or out of the proceeds of a fresh issue of shares made for the purpose. Any premium payable on a purchase over the par value of the shares to be purchased must be provided for out of funds of the Company otherwise available for dividend or distribution or out of the Company's share premium account. In addition, no share purchase may take place if, on the date on which the purchase is to be effected, there are reasonable grounds for believing that the Company is, or after the purchase would be, unable to pay its liabilities as they become due.

The Directors consider that there might be a material adverse impact on the working capital or gearing position of the Company (as compared with the position disclosed in the audited consolidated financial statements of the Group for the year ended 31 December 2007, being the latest published accounts of the Company) in the event that the Repurchase Mandate is to be carried out in full at any time during the proposed repurchase period. However, the Directors do not propose to exercise the Repurchase Mandate to such extent as would, in the circumstances, have a material adverse effect on the working capital requirements of the Company or the gearing levels which in the opinion of the Directors are from time to time appropriate for the Company.

5. UNDERTAKING OF THE DIRECTORS

The Directors have undertaken to the Stock Exchange that, so far as the same may be applicable, they will only exercise the Repurchase Mandate in accordance with the Listing Rules, the Memorandum of Association of the Company and the Bye-laws and applicable laws of Bermuda.

None of the Directors or, to the best of their knowledge and having made all reasonable enquiries, any of their associates (as defined in the Listing Rules) have any present intention to sell any Shares to the Company or its subsidiaries under the Repurchase Mandate in the event that the Repurchase Mandate is approved by the Shareholders.

No connected persons (as defined in the Listing Rules) have notified the Company that they have a present intention to sell any Shares to the Company, or have undertaken not to do so, in the event that the Repurchase Mandate is approved by the Shareholders.

6. EFFECT OF TAKEOVERS CODE

If as a result of a repurchase of Shares by the Company pursuant to the Repurchase Mandate, a Shareholder's proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition for the purposes of the Takeovers Code. Accordingly, a Shareholder, or a group of Shareholders acting in concert, depending on the level of increase in the Shareholders' interest, could obtain or consolidate control of the Company and thereby become obliged to make a mandatory offer in accordance with Rule 26 of the Takeovers Code.

As at the Latest Practicable Date, to the best knowledge and belief of the Directors, Mr. Kuldeep Saran, deceased (the "Deceased"), previously the Deputy Chairman and Managing Director of the Company, together with Future (Holdings) Limited ("FHL"), a company controlled by him until his death, beneficially held 75,017,661 Shares in the Company (representing approximately 14.35% of the issued share capital of the Company). So far as the Directors are aware, since the passing away of the Deceased, probate of the will of the Deceased has not been granted and the executor(s) thereof have not yet registered as holders of the shares in the Company nor has there been any change in beneficial ownership of FHL. In addition, Mr. Richard John Siemens and Mr. William Bruce Hicks, directors of the Company, together with companies controlled by them, beneficially held totalling 183,332,542 Shares in the Company (representing approximately 35.06% of the issued share capital of the Company). Assuming the Repurchase Mandate is exercised in full and the aggregate number of the Shares held in the name of the Deceased or FHL and those held by Mr. Siemens and Mr. Hicks remains unchanged, the aggregate shareholdings aforesaid will be increased to approximately 54.90% of the issued share capital of the Company, and in such event it would give rise to an obligation on the part of Mr. Siemens, Mr. Hicks and, if so determined by the SFC, the executor(s) of the estate of the Deceased to make a mandatory offer pursuant to Rule 26 of the Takeovers Code.

The Directors will exercise the powers conferred by the Repurchase Mandate to repurchase Shares in circumstances which they deem appropriate for the benefit of the Shareholders. In addition, the Directors have no present intention to exercise the Repurchase Mandate to the extent that it will give rise an obligation on the part of Mr. Siemens, Mr. Hicks and, if so determined by the SFC, the executor(s) of the estate of the Deceased to make a mandatory offer pursuant to Rule 26 of the Takeovers Code, or the number of Shares in the hands of the public would fall below the prescribed minimum aggregate percentage (under the Listing Rules) of 25%.

7. SHARE REPURCHASE MADE BY THE COMPANY

No repurchase of Shares has been made by the Company during the six months prior to the Latest Practicable Date (whether on the Stock Exchange or otherwise).

8. SHARE PRICES

The highest and lowest prices at which the Shares were traded on the Stock Exchange in each of the twelve months preceding the Latest Practicable Date were set out below:

	Price per Share	
	Highest	Lowest
	HK$	*HK$*
2007		
April	1.270	1.050
May	1.190	1.030
June	1.240	1.070
July	1.120	0.990
August	1.000	0.620
September	0.820	0.720
October	0.910	0.650
November	0.800	0.610
December	0.800	0.610
2008		
January	0.800	0.500
February	0.730	0.610
March	0.650	0.510
April (Up to the Latest Practicable Date)	0.580	0.550



e-Kong Group Limited

(Incorporated in Bermuda with limited liability)

(Stock Code: 524)

NOTICE IS HEREBY GIVEN THAT the Annual General Meeting of e-Kong Group Limited (the "Company") will be held at The China Club, 13/F., The Old Bank of China Building, Bank Street, Central, Hong Kong on Thursday, 22 May 2008 at 10:00 a.m. for the following purposes:

As Ordinary Business

1.   To receive and consider the audited financial statements for the year ended 31 December 2007 and the reports of directors and of the auditors thereon.

2.   To re-elect retiring directors and to authorise the board of directors to fix their remuneration.

3.   To appoint auditors and to authorise the board of directors to fix their remuneration.

As Special Business

4.   To consider and, if thought fit, pass the following resolutions, with or without amendments, as ordinary resolutions:

A.   "THAT:

    (a)   subject to paragraph (c) of this Resolution, the exercise by the directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue or otherwise deal with additional shares of HK$0.01 each in the capital of the Company, or securities convertible into shares, or options, warrants or similar rights to subscribe for any shares, and to make or grant offers, agreements or options which would or might require the exercise of such powers, subject to and in accordance with all applicable laws, be and is hereby generally and unconditionally approved;

    (b)   the approval in paragraph (a) of this Resolution shall authorise the directors of the Company during the Relevant Period to make or grant offers, agreements or options which would or might require the exercise of such powers after the end of the Relevant Period;

(c)   the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) and issued by the directors of the Company pursuant to the approval in paragraph (a) of this Resolution, otherwise than pursuant to issue of shares as a result of:

      (i)   a Rights Issue (as hereinafter defined); or

      (ii)   any scrip dividend or similar arrangement providing for the allotment of shares, in lieu of the whole or part of a dividend on shares of the Company, pursuant to the Bye-laws of the Company from time to time; or

      (iii)   the exercise of any option granted under any share option scheme or similar arrangement for the time being adopted and approved by the shareholders of the Company for the grant or issue to directors or employees or eligible participants of the Company and/or any of its subsidiaries of shares or rights to acquire shares in the Company; or

      (iv)   the exercise of subscription rights or conversion rights attaching to any warrants or any other securities convertible into shares which may be issued by the Company,

shall not exceed 20% of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing this Resolution and the said approval shall be limited accordingly; and

(d)   for the purpose of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until the earliest of:

      (i)   the conclusion of the next annual general meeting of the Company;

      (ii)   the expiration of the period within which the next annual general meeting of the Company is required by the Bye-laws of the Company or any applicable law to be held; and

      (iii)   the date on which the authority given under this Resolution is revoked or varied by an ordinary resolution of the shareholders of the Company in general meeting.

"Rights Issue" means an offer of shares open for a period fixed by the directors of the Company to holders of shares of the Company or any class thereof on the register of members of the Company on a fixed record date in proportion to their then holdings of such shares or any class thereof (subject to such exclusions or other arrangements as the directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws, or the requirements of any recognised regulatory body or any stock exchange, in any territory applicable to the Company)."

B.   "THAT:

(a)   subject to paragraph (b) of this Resolution, the exercise by the directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to repurchase shares of HK$0.01 each in the capital of the Company on The Stock Exchange of Hong Kong Limited (the "Stock Exchange"), or on any other stock exchange on which the shares of the Company may be listed and which is recognised by the Securities and Futures Commission and the Stock Exchange for this purpose ("Recognised Stock Exchange"), subject to and in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on the Stock Exchange and, if applicable, any other Recognised Stock Exchange, as amended from time to time, be and is hereby generally and unconditionally approved;

(b)   the aggregate nominal amount of shares of the Company to be repurchased by the Company pursuant to paragraph (a) of this Resolution during the Relevant Period shall not exceed 10% of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing this Resolution and the said approval shall be limited accordingly; and

(c)   for the purpose of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until the earliest of:

(i)   the conclusion of the next annual general meeting of the Company;

(ii)   the expiration of the period within which the next annual general meeting of the Company is required by the Bye-laws of the Company or any applicable law to be held; and

(iii)   the date on which the authority given under this Resolution is revoked or varied by an ordinary resolution of the shareholders of the Company in general meeting."

C.   "**THAT** conditional upon Resolutions 4A and 4B above being passed, the general mandate granted to directors of the Company for the time being in force to exercise the powers of the Company to allot, issue and deal with additional shares of HK$0.01 each in the capital of the Company pursuant to Resolution 4A be and is hereby extended by the addition to the aggregate nominal amount of share capital of the Company which may be allotted, issued, and dealt with or agreed conditionally or unconditionally to be allotted, issued and dealt with by the directors of the Company pursuant to such general mandate of an amount representing the aggregate nominal amount of the shares repurchased by the Company under the authority granted pursuant to Resolution 4B, provided that such extended amount shall not exceed 10% of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing this Resolution."

D.   "**THAT** subject to and conditional upon the Listing Committee of The Stock Exchange of Hong Kong Limited granting the listing of and permission to deal in shares of HK$0.01 each in the capital of the Company which may be issued pursuant to the exercise of the options which may be granted under the Refreshed General Scheme Limit (as hereinafter defined), the refreshment of the General Scheme Limit of the share option scheme adopted by the Company in a special general meeting held on 28 June 2002 and any other share option scheme(s) of the Company in aggregate up to 10% of the number of shares of the Company in issue as at the date of passing this Resolution (the "Refreshed General Scheme Limit") be and is hereby approved and any Director be and is hereby authorised to do all such acts and execute such documents to effect the Refreshed General Scheme Limit."

By Order of the Board
Lau Wai Ming, Raymond
Company Secretary

Hong Kong, 23 April 2008

Notes:

1. A member entitled to attend and vote at the meeting convened by the above notice (or at any adjournment thereof) is entitled to appoint a proxy to attend and vote on his/her behalf at the meeting. A proxy need not be a member of the Company.

2. To be valid, a form of proxy, together with the power of attorney or other authority, if any, under which it is signed, or a notarially certified copy of such power of attorney or authority, must be deposited at the Company's Branch Share Registrar in Hong Kong, Tricor Secretaries Limited at 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong, not less than 48 hours before the time appointed for holding the meeting or any adjournment thereof.

3. Completion and delivery of the form of proxy shall not preclude any member from attending and voting in person at the meeting convened, if the member so desires and in such event, the form of proxy shall be deemed to be revoked.

4. In case of joint registered holders of any shares, any one of such persons may vote at the meeting, either personally or by proxy, in respect of such shares as if he/she was solely entitled thereto, but if more than one of such joint holders shall be present at the meeting personally or by proxy, that one of such holders so present whose name stands first in the register of members of the Company in respect of such shares shall alone be entitled to vote in respect thereof.

5. Pursuant to the Bye-laws of the Company, a resolution put to the vote of a general meeting shall be decided on a show of hands unless (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) a poll is demanded by (a) the chairman of such meeting; or (b) at least three members of the Company ("Shareholders") present in person or (being a corporation) by its duly authorised representative or by proxy for the time being entitled to vote at the meeting; or (c) Shareholder(s) present in person or (being a corporation) by its duly authorised representative or by proxy and representing not less than one-tenth of the total voting rights of all Shareholders having the right to vote at the meeting; or (d) Shareholder(s) present in person or (being a corporation) by its duly authorised representative or by proxy and holding Shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all Shares.

6. An explanatory statement containing further details regarding Resolution 4B above is being sent to members and other persons who are entitled thereto together with the Company's 2007 Annual Report.

7. As at the date of this notice, the Board of the Company comprises Executive Directors, Richard John Siemens and Lim Shyang Guey; Non-executive Director, William Bruce Hicks and Independent Non-executive Directors, Shane Frederick Weir, John William Crawford and Gerald Clive Dobby.

e-KONG

e-Kong Group Limited

(於百慕達註冊成立之有限公司)

(股份代號：524)

發行及購回股份之一般授權

更新一般計劃限額

及

重選退任董事

本公司謹訂於二零零八年五月二十二日星期四上午十時正假座香港中環銀行街舊中國銀行大廈13樓中國會舉行股東週年大會，大會通告載於本通函第十四頁至第十八頁。

倘 閣下未能親自出席大會及／或在會上投票，請按照本通函隨附之代表委任表格所印指示將其填妥，並盡快交回本公司之股份過戶登記處香港分處卓佳秘書商務有限公司，地址為香港灣仔皇后大道東28號金鐘匯中心26樓，惟無論如何須於大會或其任何續會(視乎情況而定)指定舉行時間48小時前送達。 閣下填妥及交回代表委任表格後，屆時仍可親自出席大會及於會上投票。

二零零八年四月二十三日

目　錄

釋　義

在本通函內，除文義另有所指外，下列詞語具有以下涵義：

「股東週年大會」　　　指　本公司訂於二零零八年五月二十二日星期四上午十時正假座香港中環銀行街舊中國銀行大廈13樓中國會舉行之股東週年大會及其任何續會

「董事會」　　　　　　指　董事會

「公司細則」　　　　　指　本公司不時修訂之公司細則

「本公司」　　　　　　指　e-Kong Group Limited，一家於百慕達註冊成立之有限公司，其股份在聯交所上市

「董事」　　　　　　　指　本公司董事

「一般計劃限額」　　　指　根據該等購股權計劃及本公司任何其他購股權計劃所授出及將予授出之購股權全數獲行使時可予發行之股份總數，惟該總數不得超過新購股權計劃採納當日之已發行股份之10%

「本集團」　　　　　　指　本公司及其附屬公司

「港元」　　　　　　　指　港元，香港之法定貨幣

「香港」　　　　　　　指　中華人民共和國香港特別行政區

「發行授權」　　　　　指　配發、發行及處理不超過於批准該授權之決議案通過當日本公司已發行股本20%之額外股份之授權建議

「最後實際可行日期」　指　二零零八年四月十七日，即本通函付印前為確定本通函所載若干資料之最後實際可行日期

「上市規則」　　　　　指　聯交所證券上市規則

「新購股權計劃」　　　指　於二零零二年六月二十八日召開之股東特別大會上所採納之本公司之購股權計劃

「舊購股權計劃」	指	於一九九九年十月二十五日召開之股東特別大會上所採納之本公司之僱員購股權計劃，其後於二零零二年六月二十八日召開之股東特別大會上終止
「購股權」	指	在該等購股權計劃下所授出或將予授出之購股權，根據其條款及條件認購股份
「購回授權」	指	行使本公司權力，購回最多佔於批准該授權之決議案通過當日本公司已發行股本10%之股份之授權建議
「證監會」	指	證券及期貨事務監察委員會
「證券及期貨條例」	指	香港法例第571章證券及期貨條例
「股份」	指	本公司股本中每股面值0.01港元之普通股
「該等購股權計劃」	指	舊購股權計劃及新購股權計劃之統稱
「股東」	指	股份當時之持有人
「聯交所」	指	香港聯合交易所有限公司
「收購守則」	指	證監會公佈之公司收購及合併守則

在本通函內，除文義另有所指外，具男性意義之詞亦包含女性及中性意義，反之亦然。

e-K港NG
e-Kong Group Limited
(於百慕達註冊成立之有限公司)
(股份代號:524)

董事: 　　　　　　　　　　　　　　　註冊辦事處:
衞斯文*(主席)* 　　　　　　　　　　　Clarendon House
林祥貴 　　　　　　　　　　　　　　　2 Church Street
許博志* 　　　　　　　　　　　　　　Hamilton HM 11
韋雅成** 　　　　　　　　　　　　　Bermuda
高來福 太平紳士**
Gerald Clive Dobby** 　　　　　　　主要營業地點:
　　　　　　　　　　　　　　　　　　香港
* 　非執行董事 　　　　　　　　　　中環皇后大道中15號
** 　獨立非執行董事 　　　　　　　　置地廣場
　　　　　　　　　　　　　　　　　　告羅士打大廈3705室

敬啟者:

發行及購回股份之一般授權

更新一般計劃限額

及

重選退任董事

緒言

　　於二零零七年五月十五日,發行股份及行使本公司所有權力以購回股份之一般授權已授出予董事。該等一般授權將於股東週年大會結束時失效。因此,現建議於股東週年大會上更新發行及購回股份之一般授權。

本通函之目的乃為　閣下提供於股東週年大會上所提呈決議案之資料，以批准(i)授予董事發行及購回股份之一般授權、(ii) 更新一般計劃限額及(iii) 重選退任董事。

發行股份之一般授權

本公司將於股東週年大會上分別提呈普通決議案，以批准(i) 授予董事發行授權及(ii) 把本公司根據購回授權賦予之權力購回之任何股份加入發行授權內，讓本公司在合乎本身利益而發行新股時更具彈性，有關詳情分別載於股東週年大會通告內所建議的第4A及第4C項決議案內。假設於最後實際可行日期後至股東週年大會當日並無另行發行股份及並無購回股份，倘於股東週年大會股東授予發行之授權，董事將獲授權配發、發行及處理最多至額外104,578,840股股份，直至(i) 本公司下屆股東週年大會結束時；(ii) 根據適用法例或公司細則須舉行本公司下屆股東週年大會之限期屆滿時；及(iii) 股東在股東大會通過普通決議案撤銷或修改該項授權之日（以最早日期為準）。目前，董事無意根據發行授權發行任何新股份。

購回股份之一般授權

本公司將於股東週年大會上提呈一項普通決議案，以批准授予董事購回授權，有關詳情載於股東週年大會通告所建議的第4B項決議案。根據購回授權可能購回之股份，限於佔批准購回授權決議案通過當日本公司已發行股本最多10%之股份。

倘在股東週年大會通過授予購回授權之決議案，購回授權將生效，直至(i) 本公司下屆股東週年大會結束時；(ii) 根據適用法例或公司細則須舉行本公司下屆股東週年大會之限期屆滿時；及(iii) 股東在股東大會通過普通決議案撤銷或修改該項授權之日（以最早日期為準）。

按照上市規則要求作出之說明函件載於本通函附錄一。說明函件載有一切合理需要之資料，以便股東就投票贊成或反對股東週年大會提呈授予董事購回授權之普通決議案作出知情之決定。

董事會函件

更新一般計劃限額

於一九九九年十月二十五日召開之股東特別大會上，本公司採納了舊購股權計劃。該計劃其後於二零零二年六月二十八日召開之股東特別大會上終止，然而，已授出及未行使之購股權仍然有效並受計劃條款所約束。本公司於二零零二年六月二十八日採納了新購股權計劃。

普通決議案將於股東週年大會內提呈，以批准更新一般計劃限額，有關詳情載於股東週年大會通告所建議的第4D項決議案。行使該等購股權計劃將予以授出之購股權全數獲行使時可予發行之「更新」股份總數，不得超過通過更新一般計劃限額當日已發行股份之10%，惟根據上市規則，就計算10%限額而言，根據該等購股權計劃之條款而失效之購股權將不作計算之列。就計算「更新」一般計劃限額而言，於該等購股權計劃下先前已授出之購股權（包括根據該等購股權計劃尚未行使、註銷、失效或已行使之購股權）將不作計算之列。

現時一般計劃限額之股份數量為23,496,310股，相當於二零零二年六月二十八日採納了新購股權計劃當日已發行股份之10%（經就本公司於二零零二年十一月進行股本重組而作調整後）。於最後實際可行日期，在現行一般計劃限額之內：

(a) 於悉數行使根據該等購股權計劃所有授出但尚未行使之購股權，須予發行之股份總數為132,500股；

(b) 根據該等條款行使購股權時發行1,922,699股股份；

(c) 倘行使已註銷購股權而理應發行之股份數目為7,751,850股；及按此

(d) 除非及直至於股東週年大會上，股東批准更新一般計劃限額10%，於悉數行使根據一般計劃限額所有可能授出之購股權，須予發行之股份數量為13,689,261股，該數量包括

(e) 倘行使根據該等購股權計劃之條款已註銷之購股權，而理應發行之5,811,200股股份。

於最後實際可行日期，已發行之股份為522,894,200股。以本公司於最後實際可行日期及股東週年大會日期之間無另行發行及／或購回股份為基準計算，因行使根據已更新之一般計劃限額將予授出之購股權全數獲行使時，可能予以發行之最多股份數量將為52,289,420股（相當於股東在股東週年大會上批准建議更新一般計劃限額當日本公司已發行股本之10%）。行使於「更新」一般計劃限額之52,289,420股股份連同上文所

述之(a)、(b)、(c)及(e)項或予發行之股份或理應發行之股份,將予以發行之股份總數量將為67,907,669股,相當於股東週年大會當日已發行之股份總數量約13.0%。假設於最後實際可行日期後至股東週年大會當日並無另行發行股份及並無購回股份,該百分比低於上市規則第17.03條所規定之30%限額。

自二零零二年供股及二零零七年配售股份後,本公司之已發行股本自二零零二年六月起大幅增加。因此,董事認為更新一般計劃限額以加強該等購股權計劃之擬定目的對本公司有利,即根據該等購股權計劃允許購股權之授出以鼓勵合資格參與者,並確認其貢獻。於股東週年大會上將建議一項普通決議案以批准更新一般計劃限額。

本公司將向聯交所申請因行使根據已更新一般計劃限額授出之購股權而將予發行之股份(相當於批准更新一般計劃限額之股東週年大會舉行當日本公司已發行股本之10%)上市及買賣。

重選退任董事

根據公司細則第86及87條及遵照上市規則,林祥貴及Gerald Clive Dobby 兩位先生將於股東週年大會輪流退任,並符合資格,將膺選連任。林先生及Dobby先生的資料載列如下:

林祥貴先生

林祥貴,48歲,執行董事,於一九九九年十月獲委任。林先生來港前,曾在包括紐西蘭、俄羅斯、馬來西亞及新加坡等地的電訊及科技相關行業積累豐富的國際經驗。林先生持有紐西蘭奧克蘭大學頒發之工程學士學位及工程碩士學位。林先生於最後實際可行日期前三年並無在香港或任何其他主要交易所上市之公司擔任其他任何董事職位。

截至最後實際可行日期,根據證券及期貨條例第XV部內第352條須置存之登記冊所示,林先生於股份持有以下權益:

身份	所持股份數目	概約持股百分比
個人	2,150,000	0.4%

　　林先生與本公司並無固定或建議之服務年期,惟須根據適用規則及公司細則於本公司股東週年大會輪流退任及重選連任。本公司或林先生可向另一方發出不少於三(3)個曆月書面通知終止委任。根據委任函,林先生享有每年薪酬及房屋津貼,以及酌情花紅(如有)。林先生之酬金包括上述薪酬、房屋津貼及酌情花紅,乃根據該委任函之條文(參考其於本集團內之職務及職責制定)及本公司之薪酬委員會所批准之本集團獎勵計劃釐定。於截至二零零七年十二月三十一日止年度,該等酬金合共2,264,000.10港元。林先生為China Portal Limited、Cyber Insurance Brokers Limited、Cyberman Limited、E-Force Global Limited(成員自動清盤中)、e-Kong Pillars Holdings Limited、e-Power Group Limited、Karavos Global Limited、Karavos Holdings Limited、深圳盈港科技有限公司、speedinsure Global Limited、speedinsure.com Limited、ZONE Limited、ZONE Channel Services Limited、ZONE Global Limited、ZONE India Holdings Limited、ZONE Resources Limited(於香港註冊成立)、ZONE Resources Limited(於英屬處女群島註冊成立)及ZONE Telecom Pte Ltd(全部均為本公司之附屬公司)之董事。林先生亦為本公司之授權代表及執行管理委員會之委員,以及衛斯文先生於薪酬委員會之替任委員。

　　除上文所披露者外,林先生與本公司任何董事、高級管理層或主要股東亦概無關連,並無事宜根據上市規則第13.51(2)(h)至(v)條(兩條均包括在內)須予披露,亦無任何其他事宜須向股東披露。

Gerald Clive Dobby先生

　　Gerald Clive Dobby,68歲,獨立非執行董事,於二零零五年十二月獲委任。Dobby先生曾於滙豐集團歷任多項要職,目前於數間香港及海外公司擔任董事職務。於二零零零年至二零零七年間,Dobby先生為謝瑞麟珠寶(國際)有限公司之獨立非執行董事。除上文所披露者外,Dobby先生於最後實際可行日期前三年並無在香港或任何其他主要交易所上市之公司擔任其他任何董事職位。

　　截至最後實際可行日期,根據證券及期貨條例第XV部內所示,Dobby先生於股份並無持有任何權益。

　　根據Dobby先生之委任函,其任期將於二零零九年十二月三十一日屆滿,惟須符合適用規則及有關於本公司股東週年大會退任及重選連任之公司細則條文之規定,但本公司或Dobby先生可向另一方發出不少於一(1)個曆月書面通知終止委任。Dobby先生亦為本公司審核委員會之委員。Dobby先生可享有每年150,000港元之董事袍金,而有關袍金乃董事會參照當時市場上同類職位之酬金釐定。除上述者外,Dobby先生無權就擔任獨立非執行董事或由董事會成立之任何委員會委員而收取其他酬金。

除上文所披露者外，Dobby先生並無在本公司或其附屬公司擔任任何職位，與本公司任何董事、高級管理層或主要股東亦概無關連，並無事宜根據上市規則第13.51(2)(h)至(v)條（兩條均包括在內）須予披露，亦無任何其他事宜須向股東披露。

股東週年大會

股東週年大會通告載於本通函附錄二。

根據公司細則，提呈股東大會表決之決議案均須以舉手方式表決，除非於宣佈舉手投票的結果當時或之前，或於撤回任何其他以投票方式表決的要求時：(i) 大會主席；或(ii) 最少三名親身出席（或股東如為公司，則由其正式授權代表代為出席）或由受委代表出席且當時有權於會上投票的股東；或(iii) 親身出席（或股東如為公司，則由其正式授權代表代為出席）或由受委代表出席且佔有權於會上投票的所有股東總投票權不少於十分一的一名或多名股東；或(iv) 親身出席（或股東如為公司，則由其正式授權代表代為出席）或由受委代表出席且持有本公司股份，其已繳足總額相當於所有股份已繳足總額不少於十分一的一名或多名股東，要求以投票方式表決則另作別論。

適用於股東週年大會之代表委任表格附於本通函內。倘 閣下未能親自出席股東週年大會及／或在會上投票，請按照本通函隨附之代表委任表格所印指示將其填妥，並盡快交回本公司之股份過戶登記處香港分處卓佳秘書商務有限公司，地址為香港灣仔皇后大道東28號金鐘匯中心26樓，惟無論如何須於大會或其任何續會（視乎情況而定）指定舉行時間48小時前送達。 閣下填妥及交回代表委任表格後，屆時仍可親自出席大會及於會上投票。

責任聲明

本通函載有遵照上市規則的規定提供有關本公司的資料。董事就本通函所載資料的準確性共同及個別承擔全部責任，並在作出一切合理查詢後確認，就彼等所深知及確信，本通函概無遺漏任何其他事實，致使其所載的任何說明產生誤導。

推薦意見

董事認為授予發行授權及購回授權、擴大發行授權至包括根據購回授權所購回之股份，更新一般計劃限額，以及重選退任董事乃符合本公司及股東之最佳利益，故建議 閣下投票贊成將於股東週年大會上提呈之決議案。

一般事項

於最後實際可行日期，就本公司於作出一切合理查詢後所知，概無任何股東按上市規則須放棄就股東週年大會通告載列所建議的任何決議案投票。

本通函及隨附之代表委任表格之英文版本如與有關之中文版本出現歧異，概以英文版本為準。

此致

列位股東　台照
　及僅供購股權持有人　參照

承董事會命
主席
衞斯文
謹啟

二零零八年四月二十三日

本附錄為根據上市規則之規定送呈各股東有關購回授權建議之説明函件。

1. 上市規則

上市規則准許以聯交所作為第一上市地位之公司,可在遵守若干限制下於聯交所購回其證券,其最重要之限制概述如下:

(a) 股東批准

以聯交所作為第一上市地位之公司如在聯交所購回證券,須事先通過普通決議案批准(不論是以該公司董事會獲授之一般授權進行上述購回或就特定交易作出之特別批准方式)。

(b) 資金來源

用於購回股份之資金必須為根據公司組織章程文件及公司註冊成立或成立所屬司法管轄區之法例可合法撥作該用途之資金。

(c) 可購回股份之最高數目及其後之股份發行

公司可於聯交所購回之股份數目,最多不得超過有關批准購回股份之一般授權之決議案通過當日該公司已發行股本之10%。在未經聯交所批准之情況下,公司不得於緊隨在聯交所或循其他途徑購回股份後30日內發行新股份或宣佈發行新股份之建議,惟因行使於購回日期之前尚未行使之認股權證、購股權或規定公司須發行證券之類似文據而發行股份則除外。

2. 股本

根據建議,可購回之股份總數最多以批准購回授權之決議案通過當日已發行股份之10%為限。於最後實際可行日期,本公司已發行股份數目為522,894,200股。根據該數字(假設於最後實際可行日期後至股東週年大會舉行前再無額外發行或購回股份)計算,本公司可根據購回授權購回最多達52,289,420股股份。

3.　購回之理由

儘管董事現無意購回任何股份，彼等相信購回授權所提供之靈活性對本公司及股東有利。該等購回可能會提高資產淨值及／或每股盈利，惟須視乎當時市況及資金安排而定。只有在董事相信購回股份對本公司及股東有利之情況下方會進行購回。

4.　購回股份之資金

本公司購回股份所需資金必須由根據本公司組織章程大綱與公司細則及百慕達適用法例可合法由本公司用作此用途之資金撥付。根據百慕達法例，購買股份只能由所購買股份之繳足股本或本公司可用作派發股息或分派之本公司資金，或為此所發行新股所得款項中撥付。購買所支付超逾股份面值之溢價必須來自本公司可用作派發股息或分派之資金，或來自本公司之股份溢價賬。此外，倘若有合理證據證明本公司在購買當日或之後無力償還到期負債，則不得購買任何股份。

董事認為，倘購回授權於建議購回期間任何時間內全面行使，則可能會對本公司之營運資金或資產負債比率水平構成重大不利影響(對照本集團截至二零零七年十二月三十一日止年度之經審核綜合財務報表所披露之有關狀況，該報表即本公司最近期公佈之賬目)。然而，倘購回股份會對董事認為本公司應不時具備之營運資金需求或資產負債水平構成重大不利影響，則董事不擬行使購回授權。

5.　董事之承諾

董事已向聯交所承諾，倘上市規則、本公司組織章程大綱與公司細則及百慕達適用法例適用，則只會根據上述規定行使購回授權。

各董事及(就董事所知，並在作出一切合理查詢後所知)彼等之任何聯繫人(定義見上市規則)目前無意於購回授權獲股東批准時，根據購回授權向本公司或其附屬公司出售任何股份。

本公司並無接獲關連人士(定義見上市規則)通知，表示彼等目前有意於購回授權獲股東批准時，向本公司出售任何股份，或已承諾不會作出此舉。

6. 收購守則之影響

倘股東所佔本公司投票權之權益比例因本公司根據購回授權購回股份而增加，則根據收購守則，該項權益增加將被視作一項收購行動。因此，倘任何股東或一群一致行動之股東因是項股東權益增加而取得或鞏固本公司控制權，則（視乎股東權益增加之幅度而定）須根據收購守則第26條提出強制性收購建議。

於最後實際可行日期，就董事所知及所信，本公司之前任已故副主席兼董事總經理Kuldeep Saran先生（「已故董事」），連同直至其離世前控制的Future (Holdings) Limited（「FHL」）實益持有75,017,661股本公司股份（相當於本公司已發行股本約14.35%）。就董事目前所知，自已故董事離世後，已故董事之遺囑認證尚未授出，而遺囑執行人尚未登記成為本公司之股份持有人，且FHL之實益擁有權亦無任何變動。另外，本公司董事衛斯文先生及許博志先生連同彼等控制之公司合共實益持有183,332,542股本公司股份（相當於本公司已發行股本約35.06%）。假設全面行使購回授權，而該等以已故董事或FHL之名義持有之股份及該等由衛斯文先生及許博志先生所持之股份總數目不變，則上述之總股權將增至佔本公司已發行股本約54.90%，其時衛斯文先生、許博志先生與（如證監會確定）已故董事遺囑執行人須根據收購守則第26條提出強制性收購建議。

董事將在彼等認為對股東有利之情況方會行使購回授權所賦予之權力購回股份。此外，董事現時無意行使購回授權，致使衛斯文先生、許博志先生與（如證監會確定）已故董事遺囑執行人須根據收購守則第26條提出強制性收購建議或致使公眾人士所持之股份數目降至低於上市規則規定之最低百分比25%。

7. 本公司購回股份

本公司於最後實際可行日期前六個月內，概無在聯交所或循其他途徑購回任何股份。

8. 股價

股份於最後實際可行日期前十二個月在聯交所之每月最高及最低成交價如下：

	每股股份價格	
	最高價	最低價
	港元	港元
二零零七年		
四月	1.270	1.050
五月	1.190	1.030
六月	1.240	1.070
七月	1.120	0.990
八月	1.000	0.620
九月	0.820	0.720
十月	0.910	0.650
十一月	0.800	0.610
十二月	0.800	0.610
二零零八年		
一月	0.800	0.500
二月	0.730	0.610
三月	0.650	0.510
四月(直至最後實際可行日期)	0.580	0.550

e-K港NG

e-Kong Group Limited

(於百慕達註冊成立之有限公司)

(股份代號：524)

茲通告e-Kong Group Limited (「本公司」) 將於二零零八年五月二十二日星期四上午十時正假座香港中環銀行街舊中國銀行大廈13樓中國會舉行股東週年大會，藉以處理下列事項：

普通事項

1. 省覽及考慮截至二零零七年十二月三十一日止年度之經審核財務報表、董事會報告及核數師報告。

2. 重選退任董事及授權董事會釐定其酬金。

3. 聘任核數師，並授權董事會釐定其酬金。

特別事項

4. 考慮並酌情通過(不論有否修訂)下列決議案為普通決議案：

A. 「動議：

(a) 除本決議案第(c)段另有規限外，一般及無條件批准本公司董事於有關期間(定義見下文)內行使本公司一切權力，以根據所有適用法例之規定配發、發行或以其他方式處理本公司股本中每股面值0.01港元之額外股份，或可轉換為股份之證券，或購股權、認股權證，或可認購任何股份之類似權利，並作出或授出可能需行使該等權力之建議、協議或購股權；

(b) 根據本決議案第(a)段所述之批准授權本公司董事於有關期間內作出或授出可能需於有關期間結束後行使該等權力之建議、協議或購股權；

(c)　本公司董事會依據本決議案第(a)段所載批准所配發或有條件或無條件同意配發（不論是否根據購股權或以其他方式配發）及發行之股本總面值，惟不包括因下列事項而發行之股份：

(i)　配售新股（定義見下文）；或

(ii)　根據本公司不時之公司細則進行以股代息計劃或類似安排，以配發股份替代本公司股份之全部或部份股息；或

(iii)　因任何購股權計劃授出之任何購股權獲行使或本公司股東當時採納及批准有關向本公司及／或其任何附屬公司之董事或僱員或其他合資格參加者授出或發行股份或可認購本公司股份之權利之類似安排；或

(iv)　行使本公司可能發行之任何認股權證或任何其他可換股證券所附認購權或兌換權，

不得超過本決議案通過當日本公司已發行股本面值總額20%，而上述批准亦以此數額為限；及

(d)　就本決議案而言：

「有關期間」乃指由本決議案通過之日起至下列最早者之期間：

(i)　本公司下屆股東週年大會結束時；

(ii)　本公司之公司細則或任何適用法例規定須召開下屆本公司股東週年大會之期限屆滿時；及

(iii)　本決議案之授權經本公司股東在股東大會上通過普通決議案撤銷或修改之日。

「配售新股」指於本公司董事指定期間，向指定記錄日期名列本公司股東名冊之本公司股份持有人或任何類別股份持有人，按彼等當時所持股份或任何類別股份比例發售股份之建議，惟本公司董事可就零碎股份，或適用於本公司之任何地區法例之限制或責任，或當地任何認可監管機構或任何證券交易所之任何規定，作出其認為必要或權宜之豁免或其他安排。」

B. 「動議：

(a) 除本決議案第(b)段規限外，一般及無條件批准本公司董事於有關期間(定義見下文)內行使本公司一切權力，根據所有適用法例及香港聯合交易所有限公司(「聯交所」)證券上市規則及(如適用)任何其他認可證券交易所不時修訂之證券上市規則之規定在聯交所或本公司股份可能上市且獲證券及期貨事務監察委員會與聯交所就此認可之任何其他證券交易所(「認可證券交易所」)，購回本公司股本中每股面值0.01港元之股份；

(b) 本公司根據本決議案第(a)段於有關期間購回之本公司股份總面值不得超過本決議案通過當日本公司已發行股本面值總額10%，而上述批准亦以此數額為限；及

(c) 就本決議案而言：

「有關期間」乃指由本決議案通過之日起至下列最早者之期間：

(i) 本公司下屆股東週年大會結束時；

(ii) 本公司之公司細則或任何適用法例規定須召開下屆本公司股東週年大會之期限屆滿時；及

(iii) 本決議案之授權經本公司股東在股東大會上通過普通決議案撤銷或修改之日。」

C. 「**動議**待上文第4A及第4B項決議案獲通過後，謹此擴大本公司董事獲授並於當時有效以根據第4A項決議案配發、發行及處理本公司股本中每股面值0.01港元之額外股份之一般權力，在本公司董事根據該一般授權而可能配發、發行及處理，或有條件或無條件同意將予配發、發行及處理之本公司股份總面值，加入本公司根據第4B項決議案所獲之授權而購回之本公司股本面值總額，惟所擴大之面值不得超過本公司於通過本決議案當日之已發行股本總面值10%。」

D. 「**動議**待香港聯合交易所有限公司上市委員會批准因行使更新一般計劃限額（定義見下文）或可能授出之購股權而可能予以發行之本公司股本中每股面值0.01港元之股份上市及買賣後及在此規限下，更新根據本公司於二零零二年六月二十八日召開之股東特別大會所採納購股權計劃及本公司任何其他購股權計劃之一般計劃限額，而有關數額不得超過於本決議案通過當日本公司已發行股份總數之10%（「更新一般計劃限額」），並授權任何董事作出使更新一般計劃限額生效之有關行動及簽署有關文件。」


承董事會命
公司秘書
劉偉明


香港，二零零八年四月二十三日

附註：

1.　凡有權出席上述通告所召開之大會(或其任何續會)並於會上投票之股東，均有權委任一名代表代其出席大會及投票。受委代表毋須為本公司股東。

2.　代表委任表格連同經簽署之授權書或其他授權文件(如有)或經公證人簽署認證之授權書或授權文件副本，必須於大會或其任何續會指定舉行時間48小時前送達本公司之股份過戶登記處香港分處卓佳秘書商務有限公司，地址為香港灣仔皇后大道東28號金鐘匯中心26樓，方為有效。

3.　填妥及交回代表委任表格後，股東仍可親身出席大會及於會上投票。倘股東出席大會，則代表委任表格將視為已撤回論。

4.　倘為任何股份之聯名登記股份持有人，其中一名聯名持有人可於大會上親身或委派代表就該等股份投票，猶如彼為唯一有權投票之持有人；惟倘超過一名聯名持有人親身或委派代表出席大會，則只有於本公司股東名冊中就該等股份而言排名較先之聯名持有人，方有權就該等股份投票。

5.　根據本公司之公司細則，提呈股東大會表決之決議案均須以舉手方式表決，惟於宣佈舉手投票的結果當時或之前，或於撤回任何其他以投票方式表決的要求時：(a) 大會主席；或(b) 最少三名親身出席(或股東如為公司，則由其正式授權代表代為出席)或由受委代表出席且當時有權於會上投票的本公司股東(「股東」)；或(c) 親身出席(或股東如為公司，則由其正式授權代表代為出席)或由受委代表出席且佔有權於會上投票的所有股東總投票權不少於十分一的一名或多名股東；或(d) 親身出席(或股東如為公司，則由其正式授權代表代為出席)或由受委代表出席且持有本公司股份，其已繳足總額相當於所有股份已繳足總額不少於十分一的一名或多名股東，要求以投票方式表決。

6.　載有關於上述第4B項決議案其他詳情之說明文件，正連同本公司二零零七年年報寄予各股東及有關人士。

7.　於本通告日期，本公司董事包括執行董事衛斯文與林祥貴；非執行董事許博志及獨立非執行董事韋雅成、高來福及Gerald Clive Dobby。



e-Kong Group Limited

(Incorporated in Bermuda with limited liability)

(Stock Code: 524)

ANNUAL GENERAL MEETING
FORM OF PROXY

RECEIVED

7008 APR 28 A 8: -2

'FFICE OF INTERNATION'
CORPORATE FINANCE

No. of shares to which this Proxy relates *(Note 1)*	

I/We *(Note2)* _____

of _____

being Shareholder(s) of e-Kong Group Limited (the "Company") **HEREBY APPOINT** *(Note 3)* _____

of _____

or failing him, the Chairman of the meeting as my/our proxy to act for me/us at the annual general meeting of the Company to be held at The China Club, 13/F., The Old Bank of China Building, Bank Street, Central, Hong Kong on Thursday, 22 May 2008 at 10:00 a.m. (or at any adjournment thereof) for the purpose of considering and, if thought fit, passing the resolutions set out in the notice convening the said meeting and at the said meeting (or at any adjournment thereof) to vote for me/us and in my/our name(s) as hereunder indicated or, if no such indication is given, as my/our proxy thinks fit.

	RESOLUTIONS	FOR*(Note 4)*	AGAINST*(Note 4)*
1.	To receive and consider the audited consolidated financial statements for the year ended 31 December 2007 and the reports of directors and of the auditors thereon.		
2.	(A) To re-elect Mr. Lim Shyang Guey as a director of the Company.	(A)	(A)
	(B) To re-elect Mr. Gerald Clive Dobby as a director of the Company.	(B)	(B)
	(C) To authorise the board of directors to fix the remuneration of the directors.	(C)	(C)
3.	To appoint auditors and to authorise the board of directors to fix their remuneration.		
4.	(A) To grant to the board of directors a general mandate to issue shares.	(A)	(A)
	(B) To grant to the board of directors a general mandate to repurchase shares.	(B)	(B)
	(C) To add any shares repurchased under the authority given pursuant to resolution 4(B) into the general mandate to issue shares given pursuant to resolution 4(A).	(C) .	(C)
	(D) To refresh the general scheme limit of the share option schemes of the Company.	(D)	(D)

Dated this _____ day of _____ 2008

Signature(s) *(Note 5)* _____

Notes:

1. Please insert the number of shares registered in your name(s) to which the proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s).

2. Please insert the full name(s) and address(es) in **BLOCK CAPITALS**.

3. Please insert the name and address of the proxy desired in the space provided. **IF NO NAME IS INSERTED, THE CHAIRMAN OF THE MEETING WILL ACT AS YOUR PROXY.**

4. **IMPORTANT: IF YOU WISH TO VOTE FOR ANY RESOLUTION, PLEASE TICK IN THE APPROPRIATE BOX MARKED "FOR". IF YOU WISH TO VOTE AGAINST ANY RESOLUTION, PLEASE TICK IN THE APPROPRIATE BOX MARKED "AGAINST".** If you do not indicate how you wish your proxy to vote, your proxy will be entitled to cast your vote at his/her discretion. Your proxy will also be entitled to vote at his/her discretion on any resolution properly put to the meeting other than those referred to in the notice convening the meeting. The description of the resolutions contained in this form of proxy is by way of summary only. The full text thereof appears in the notice convening the meeting.

5. This form of proxy must be signed by you or your attorney duly authorised in writing or, in the case of a corporation, must be executed either under its common seal or under the hand of an officer, attorney or other person duly authorised to sign the same.

6. Where there are joint registered holders of any share, any one of such persons may vote at the meeting, either personally or by proxy, in respect of such share as if he/she were solely entitled thereto, but if more than one of such joint holders are present at the meeting, personally or by proxy, that one of the said persons so present whose name stands first on the register of members of the Company in respect of such share shall alone be entitled to vote and will be accepted to the exclusion of other joint registered holders in respect thereof.

7. To be valid, this form of proxy, together with the power of attorney or other authority (if any) under which it is signed or a certified copy thereof, must be deposited at the Company's Branch Share Registrar in Hong Kong, Tricor Secretaries Limited at 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong, not less than 48 hours before the time appointed for holding the meeting or any adjourned meeting (as the case may be). The completion and delivery of the form of proxy will not preclude any member from attending and voting in person at the meeting or any adjourned meeting if you so desire and in the event that you do attend the meeting, this form of proxy shall be deemed to be revoked.

8. A proxy need not be a member of the Company and must attend the meeting in person to represent you.

9. **ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE DULY INITIALLED BY THE PERSON WHO SIGNS IT.**



e-Kong Group Limited
(於百慕達註冊成立之有限公司)
(股份代號:524)

股東週年大會
代表委任表格

與本代表委任表格有關 之股份數目(附註1)	

本人╱吾等(附註2) _____

地址為 _____

乃e-Kong Group Limited(「本公司」)股東,**兹委任**(附註3) _____

地址為 _____

或(若彼未能出席)大會主席為本人╱吾等之代表,代表本人╱吾等出席本公司將於二零零八年五月二十二日(星期四)上午十時正於香港中環銀行街舊中國銀行大廈13樓中國會舉行之股東週年大會(或其任何續會),以便考慮並酌情通過召開上述大會通告所載之各項決議案,並於大會(或其任何續會)上,按下列指示代表本人╱吾等及以本人╱吾等之名義投票表決。如未有作出任何指示,則本人╱吾等之代表可自行酌情投票。

	決議案	贊成(附註4)	反對(附註4)
1.	省覽及考慮截至二零零七年十二月三十一日止年度之經審核綜合財務報表、董事會報告及核數師報告。		
2.	(A) 重選林祥貴先生為本公司之董事。	(A)	(A)
	(B) 重選Gerald Clive Dobby先生為本公司之董事。	(B)	(B)
	(C) 授權董事會釐定董事之酬金。	(C)	(C)
3.	聘任核數師,並授權董事會釐定其酬金。		
4.	(A) 授予董事會發行股份之一般授權。	(A)	(A)
	(B) 授予董事會購回股份之一般授權。	(B)	(B)
	(C) 將根據第4(B)項決議案授予之權力所購回之任何股份,一併加入在第4(A)項決議案下之發行股份一般授權內。	(C)	(C)
	(D) 更新本公司該等購股權計劃之一般計劃限額。	(D)	(D)

日期:二零零八年_____月_____日

簽署(附註5):_____

附註:

1. 請填上與本代表委任表格有關,並以 閣下名義登記之股份數目,如未有填上股份數目,則本代表委任表格將被視為與所有以 閣下名義登記之本公司股本中之股份有關。

2. 請以正楷填上全名及地址。

3. 請於適合欄內填上 閣下所擬委派代表之姓名及地址,如無填上任何姓名,則大會主席將出任 閣下之代表。

4. **重要提示:** 閣下如欲投票贊成任何決議案,請在「贊成」欄內填上「✓」號。 閣下如欲投票反對任何決議案,則請在「反對」欄上填上「✓」號。倘 閣下並無作出任何投票指示,則 閣下之受委代表可自行酌情投票。此外, 閣下之受委代表亦可酌情就任何召開大會通告以外於大會上正式提呈之決議案自行酌情投票。本代表委任表格所載之決議案內容僅為概要。各項決議案之全文載於召開大會之通告內。

5. 本代表委任表格必須由 閣下或 閣下以書面形式正式授權之人士簽署;如為一間公司,則必須加蓋公司印鑑或經由公司之負責人、受託代表或獲正式授權之其他人士親筆簽署。

6. 倘為任何股份之聯名登記持有人,則任何該等人士均可親身或委派代表在會上就有關股份投票,猶如其為唯一有權投票者。但如超過一位該等聯名持有人親自或由受委代表出席大會,則只有在股東名冊內就有關股份而言排名較先之聯名持有人方有權就該等股份投票。此外,只會接納上述人士之投票,而其他聯名登記持有人就有關股份所作之投票均屬無效。

7. 代表委任表格連同經簽署之授權書或其他授權文件(如有)或經簽署認證之授權書或授權文件副本,必須於大會或其任何續會(視情況而定)指定舉行時間48小時前送達本公司之股份過戶登記處香港分處卓佳秘書商務有限公司,地址為香港灣仔皇后大道東28號金鐘匯中心26樓,方為有效。填妥及交回代表委任表格後, 閣下仍可親身出席大會或其任何續會及於會上投票。倘 閣下出席大會,則本代表委任表格將視為已撤回論。

8. 受委代表毋須為本公司股東,惟須親身代表 閣下出席該大會。

9. **本代表委任表格之每項更改,均須由簽署之股東簡簽示可。**

of Secretary and Director
of a Non-Hong Kong Company RECEIVED
非香港公司
秘書及董事資料更改通知書 APR 28 A 8: 2

Companies Registry
公司註冊處

(Companies Ordinance s. 335(1)(c))
(《公司條例》第 335(1)(c) 條)

OFFICE OF INTERNATIONAL
CORPORATE FIN

Form **N7**
表格

Important Notes 重要事項

- Please read the accompanying notes before completing this form.
  Please print in black ink.
- 填表前請參閱《填表須知》.
  請用黑色墨水列印.

Company Number 公司編號

F6726

(Note 註 6) **1 Company Name 公司名稱**

e-Kong Group Limited

2 Change of Particulars of Individual Secretary／Director 更改個人秘書／董事的資料
(Use Continuation Sheet A if more than 1 individual secretary / director is involved)
(如涉及超過一名個人秘書／董事，請用續頁 A 填報)

A. Identity of the Individual Secretary／Director whose Particulars have Changed
更改資料的個人秘書／董事

Please state the relevant particulars currently registered with the Companies Registry
請填報現時在公司註冊處登記的有關資料

Please tick the relevant box(es) 請在適用的空格內加 ✓ 號

(Note 註 7) | **Capacity** 身份 | ☐ Secretary 秘書 | ✓ Director 董事 | ☐ Alternate Director 候補董事 | Alternate to 代替 |

Name in English 英文姓名	SIEMENS	RICHARD JOHN
	Surname 姓氏	Other Names 名字

Name in Chinese 中文姓名	衛斯文

(Note 註 8) | **Identification** 身份證明 | K674811(2) | NIL |
|---|---|---|
| | HK Identity Card Number 香港身份證號碼 | Overseas Passport Number 海外護照號碼 |

(Note 註 4) **Presentor's Reference 提交人的資料**

Name 姓名： e-KONG Group Limited

Address 地址： 3705 Gloucester Tower
The Landmark
15 Queen's Road Central
Hong Kong

Tel 電話： 2801 7188 Fax 傳真： 2801 7238

E-mail Address 電郵地址：

Reference 檔號：

Specification No. 2/2007 (Dec. 2007)
指明編號 2/2007 (2007 年 12 月)

For Official Use 請勿填寫本欄



收件日期 RECEIVED
03 APR 2008
文件管理組
Document Management Section

2 Change of Particulars of Individual Secretary／Director 更改個人秘書／董事的資料
(cont'd 續上頁)

(Note 註 9) **B. Details of Change(s)更改詳情**

Please complete item(s) with change(s) only 只需申報有更改的項目

Effective Date 生效日期

(a) Name in English 英文姓名

Surname 姓氏	Other Names 名字

DD 日　MM 月　YYYY 年

(b) Name in Chinese 中文姓名

DD 日　MM 月　YYYY 年

(Note 註 10) **(c) Alias 別名**

DD 日　MM 月　YYYY 年

(d) Residential Address 住址

NO. 12-16 TAI TAM ROAD
HOUSE A
HONG KONG

Country 國家

('Care of' addresses are not acceptable 「轉交」地址恕不接受)

28	03	2008
DD 日	MM 月	YYYY 年

(Note 註 11) **(e) E-mail Address 電郵地址**

DD 日　MM 月　YYYY 年

(f) Hong Kong Identity Card Number 香港身份證號碼

DD 日　MM 月　YYYY 年

(g) Overseas Passport 海外護照

Issuing Country 簽發國家	Number 號碼

DD 日　MM 月　YYYY 年

3 Change of Particulars of Corporate Secretary／Director 更改法人團體秘書／董事的資料

(Use Continuation Sheet B if more than 1 corporate secretary／director is involved)
(如涉及超過一名法人團體秘書／董事，請用續頁 B 填報)

A. Identity of the Corporate Secretary／Director whose Particulars have Changed
更改資料的法人團體秘書／董事

Please state the relevant particulars currently registered with the Companies Registry
請填報現時在公司註冊處登記的有關資料

Please tick the relevant box(es) 請在適用的空格內加 ✓ 號

(Note 註 7) **Capacity** ☐ Secretary ☐ Director ☐ Alternate Director | Alternate to 代替
身份 秘書 董事 候補董事

Name in English
英文名稱

Name in Chinese
中文名稱

Company Number 公司編號
(Only applicable to body corporate registered in Hong Kong)
(只適用於在香港註冊的法人團體)

(Note 註 9) **B. Details of Change(s) 更改詳情**

Please complete item(s) with change(s) only 只需申報有更改的項目   **Effective Date 生效日期**

(Note 註 12) **(a) Name in English and Chinese 英文及中文名稱**

DD 日   MM 月   YYYY 年

(Note 註 13) **(b) Address 地址**

Country 國家
('Care of' addresses are not acceptable「轉交」地址恕不接受)   DD 日   MM 月   YYYY 年

(Note 註 11) **(c) E-mail Address 電郵地址**

DD 日   MM 月   YYYY 年

This Return includes ___NIL___ Continuation Sheet(s) A and ___NIL___ Continuation Sheet(s) B.
本申報表包括 _____ 張續頁 A 及 _____ 張續頁 B．

Signed 簽署   :

Name 姓名   : LAU WAI MING RAYMOND   Date 日期 :   - 3 APR 2008
~~Director~~／Secretary／~~Manager~~／   DD 日 ／ MM 月 ／ YYYY 年
~~Authorized Representative~~*
董事／秘書／經理／授權代表*

* Delete whichever does not apply 請刪去不適用者

Register of Directors & Officers

Name and Address	Directors	Offices
Codan Services Limited Clarendon House 2 Church Street Hamilton HM 11 Bermuda		Resident Representative
Gerald Clive Dobby Suite 1316 Marco Polo Gateway Hotel Tsim Sha Tsui, Kowloon Hong Kong	Director	
Ira S. Outerbridge, III Clarendon House 2 Church Street Hamilton HM 11 Bermuda		Assistant Secretary
John William Crawford G/F., 22 Consort Rise Pokfulam, Hong Kong	Director	
Lau Wai Ming Raymond Flat B, 8th Floor Haven Court Peninsula Village Discovery Bay, Lantau Island Hong Kong		Secretary
Lim Shyang Guey 6 Fl, 4 Cornwall Street Kowloon Tong Hong Kong	Director	
Richard John Siemens No. 12-16 Tai Tam Road House A Hong Kong	Director	Chairman
Shane Frederick Weir Ground Floor 92 Robinson Road Mid-levels Hong Kong	Director	
William Bruce Hicks First Floor 20 Broom Road Happy Valley Hong Kong	Director	



e-Kong Group Limited

(Incorporated in Bermuda with limited liability)
www.e-kong.com
(Stock Code : 524)

FINAL RESULTS
FOR THE YEAR ENDED 31 DECEMBER 2007

HIGHLIGHTS

- Record turnover of HK$795.3 million, representing a growth of 13.2% over the previous year
- EBITDA was up 14.8% to HK$65.7 million and net profit up 8.8% to HK$44.2 million
- Cash and bank balances increased by 81.0% to HK$181.7 million
- ZONE successfully launched its MVNO services in the United States
- ZoiPPE expands its services into mass-market social networking websites
- The Group prepares to enter the Broadband Wireless Access markets in Asia

---

RESULTS

The board of directors (the "Board") of e-Kong Group Limited (the "Company") is pleased to announce the audited consolidated financial results of the Company and its subsidiaries (collectively, the "Group") for the year ended 31 December 2007, together with comparative figures for 2006, as follows:

Consolidated Income Statement

	Notes	Year ended 31 December 2007 HK$'000	2006 HK$'000
Turnover	2	**795,252**	702,810
Cost of sales		**(583,405)**	(509,718)
Gross profit		**211,847**	193,092
Other revenue and income	3	**21,788**	2,723
		233,635	195,815
Selling and distribution expenses		**(57,144)**	(55,343)
Business promotion and marketing expenses		**(7,143)**	(4,635)
Operating and administrative expenses		**(99,234)**	(76,419)
Other operating expenses		**(21,549)**	(11,928)
Profit from operations		**48,565**	47,490
Finance costs	7	**(1,951)**	(2,859)
Profit before taxation	7	**46,614**	44,631
Taxation	4	**(2,394)**	(3,999)
Profit for the year		**44,220**	40,632
Profit for the year attributable to:			
Equity holders of the Company		**44,303**	40,632
Minority interests		**(83)**	–
Profit for the year		**44,220**	40,632
EBITDA	5	**65,673**	57,205
		HK cents	*HK cents*
Earnings per share	6		
Basic		**8.6**	8.6
Diluted		**N/A**	N/A

Consolidated Balance Sheet

	Notes	As at 31 December	
		2007	2006
		HK$'000	*HK$'000*
Non-current assets			
Property, plant and equipment		**18,799**	17,117
Intangible assets	8	**41,504**	51,659
Deferred tax assets		**13,634**	10,866
		73,937	79,642
Current assets			
Trade and other receivables	9	**91,589**	86,630
Pledged bank deposits		**2,137**	1,547
Cash and bank balances		**181,662**	100,362
		275,388	188,539
Current liabilities			
Trade and other payables	10	**104,935**	99,686
Current portion of bank borrowings		**10,430**	9,188
Current portion of obligations under finance leases		**206**	198
Taxation payable		**4,288**	3,996
		119,859	113,068
Net current assets		**155,529**	75,471
Total assets less current liabilities		**229,466**	155,113
Non-current liabilities			
Bank borrowings		**4,250**	22,577
Obligations under finance leases		**213**	419
Deferred tax liabilities		**513**	–
NET ASSETS		**224,490**	132,117
Capital and reserves			
Share capital		**5,229**	4,709
Reserves		**218,256**	127,408
Equity attributable to equity holders of the Company		**223,485**	132,117
Minority interests		**1,005**	–
TOTAL EQUITY		**224,490**	132,117

3

Notes:

1. **Basis of preparation and accounting policies**

    The consolidated financial statements have been prepared in accordance with the Hong Kong Financial Reporting Standards ("HKFRS"), which collective term includes all applicable individual HKFRS, Hong Kong Accounting Standards ("HKAS") and Interpretations issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA"), accounting principles generally accepted in Hong Kong and applicable requirements under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules").

    The accounting policies and basis of preparation adopted in these financial statements are consistent with those adopted in the Company's 2006 Annual Report except as described below.

    In the current year, the Group has adopted the following new / revised HKFRS, which are first effective on 1 January 2007 and relevant to the Group.

HKAS 1 (Amendment)	Capital Disclosures
HKFRS 7	Financial Instruments: Disclosures

    The adoption of these new / revised HKFRS has no material impact on the accounting policies or the results and financial position of the Group.

    The Group has not early adopted the new / revised HKFRS issued by HKICPA that are not yet effective for the current year. The Group does not anticipate that the adoption of these new / revised HKFRS in future periods will have a material impact on the results of the Group.

4

2. Turnover and segmental information

Analyses of the Group's turnover and results by geographical and business segments during the year are set out below.

(a) By geographical segments:

		2007				2006	
	North America HK$'000	Asia Pacific HK$'000	Eliminations HK$'000	Consolidated HK$'000	North America HK$'000	Asia Pacific HK$'000	Consolidated HK$'000
Turnover							
External sales	698,915	96,337	–	795,252	598,989	103,821	702,810
Inter-segment sales	–	5,335	(5,335)	–	–	–	–
	698,915	101,672	(5,335)	795,252	598,989	103,821	702,810
Results							
Segment results	27,295	27,657	–	54,952	29,925	27,873	57,798
Finance costs				(1,951)			(2,859)
Other operating income and expenses				(6,387)			(10,308)
Profit before taxation				46,614			44,631
Taxation				(2,394)			(3,999)
Profit for the year				44,220			40,632

Inter-segment sales are charged at prevailing market prices.

(b) By business segments:

		2007			2006	
	Telecommunication services HK$'000	Other HK$'000	Consolidated HK$'000	Telecommunication services HK$'000	Other HK$'000	Consolidated HK$'000
Turnover						
External sales	793,261	1,991	795,252	696,494	6,316	702,810
Results						
Segment results	55,003	(51)	54,952	57,792	6	57,798
Finance costs			(1,951)			(2,859)
Other operating income and expenses			(6,387)			(10,308)
Profit before taxation			46,614			44,631
Taxation			(2,394)			(3,999)
Profit for the year			44,220			40,632

5

3. Other revenue and income

	Year ended 31 December	
	2007	2006
	HK$'000	HK$'000
Interest income on bank deposits	4,206	2,326
Gain on the deemed partial disposal of subsidiary *(Note)*	17,402	–
Other	180	397
	21,788	2,723

Note: The gain on the deemed partial disposal of a subsidiary arose from the subscription by an institutional investor for 5% of the share capital of the subsidiary.

4. Taxation

	Year ended 31 December	
	2007	2006
	HK$'000	HK$'000
Current tax		
Overseas income taxes	(4,642)	(3,964)
Deferred tax		
Depreciation allowances	(623)	(9)
Tax losses	2,871	(26)
	2,248	(35)
	(2,394)	(3,999)

Hong Kong Profits Tax has not been provided as the Group's assessable profit for the year is wholly absorbed by unrelieved tax losses brought forward from previous years.

Overseas taxation represents income taxes of certain subsidiaries, calculated at the tax rates prevailing in the countries in which the subsidiaries operate.

5. EBITDA

EBITDA represents earnings before interest expenses, taxation, depreciation and amortisation.

6. Earnings per share

The calculation of basic earnings per share for the year ended 31 December 2007 is based on the consolidated profit attributable to equity holders of the Company of HK$44,303,000 (2006: HK$40,632,000) and on the weighted average number of 514,773,652 (2006: 470,894,200) shares in issue during the year.

Diluted earnings per share for the years ended 31 December 2007 and 2006 have not been presented as the exercise prices of the share options were higher than the average market price of the shares.

7. Profit before taxation

Profit before taxation is stated after charging the following:

	Year ended 31 December	
	2007	2006
	HK$'000	*HK$'000*
Finance costs:		
Interest on bank loan and other borrowings	**1,931**	2,832
Finance charges on obligations under finance leases	**20**	27
	1,951	2,859
Amortisation of intangible assets included in other operating expenses	**10,615**	4,411
Depreciation of property, plant and equipment	**6,493**	5,304

8. Intangible assets

	As at 31 December	
	2007	2006
	HK$'000	*HK$'000*
Development costs	**3,597**	3,137
Customer contracts	**52,933**	52,933
	56,530	56,070
Less: accumulated amortisation	**(15,026)**	(4,411)
	41,504	51,659

Development costs represent the costs incurred in 2006 and 2007 for the development of new IP-based communication products, in the form of a softphone and web applications, and a social networking platform.

Customer contracts represent intangible assets purchased pursuant to an asset purchase agreement with a third party in 2006 to acquire certain telecommunication service assets in connection with the provision of long distance telecommunication services in the United States. The costs were capitalised and are being amortised using the straight-line method over 5 years.

7

9. Trade and other receivables

	As at 31 December	
	2007	2006
	HK$'000	HK$'000
Trade receivables	**82,797**	76,119
Other receivables		
Deposits, prepayments and other debtors	**8,792**	10,511
	91,589	86,630

The Group's credit terms on sales mainly range from 30 to 90 days. Included in trade and other receivables are trade debtors (net of allowance for doubtful debts) with the following by invoice date ageing analysis:

	As at 31 December	
	2007	2006
	HK$'000	HK$'000
Less than 1 month	**74,197**	68,042
1 to 3 months	**8,377**	7,858
More than 3 months but less than 12 months	**223**	219
	82,797	76,119

10. Trade and other payables

	As at 31 December	
	2007	2006
	HK$'000	HK$'000
Trade payables	**51,203**	44,924
Other payables		
Accrued charges and other creditors	**53,732**	54,762
	104,935	99,686

Included in trade and other payables are trade creditors with the following by invoice date ageing analysis:

	As at 31 December	
	2007	2006
	HK$'000	HK$'000
Less than 1 month	**40,462**	26,733
1 to 3 months	**10,284**	17,992
More than 3 months but less than 12 months	**457**	199
	51,203	44,924

8

FINAL DIVIDEND

The Board does not recommend the payment of a dividend for the year ended 31 December 2007 (2006: Nil).

BUSINESS REVIEW

For the year ended 31 December 2007, the Group's core telecommunication business maintained its momentum with steady growth. The Group achieved a record turnover of HK$795.3 million, representing a year-on-year growth of 13.2%. The increase in revenue was mainly contributed by operations in the United States. The Group's net profit rose by 8.8%, from HK$40.6 million in 2006 to HK$44.2 million. EBITDA increased 14.8% to HK$65.7 million when compared to HK$57.2 million for the previous year. The Group's balance sheet position remained healthy with total net assets of HK$224.5 million, representing an increase of 69.9% over the prior year, while cash and bank balances further strengthened to HK$181.7 million.

In 2007, ZONE operations in the United States ("ZONE US") posted a year-on-year turnover increase of 16.7% from HK$599.0 million to HK$698.9 million. The increase in turnover was due primarily to facility improvements made to expand the offering of IP-based services which attracted more application-driven domestic US customers. Also, the IP technology improvements allowed ZONE US to expand sales outside the US to international customers. The wholesale segment of business expanded beyond the successful Independent Local Exchange Carrier ("ILEC") market to encompass smaller resellers across the US, as ZONE US's buying power with first and second tier carriers improved due to increased buying volume and technology improvements at its facilities. ZONE US also continued, through its collaboration with its counterparts in Asia, to provide more competitive rates and quality routes to Asia for its customers.

During the year under review, ZONE US entered into an agreement with a first tier long distance carrier to extend a national network to its facilities in Los Angeles. This provides ZONE US with the ability to offer direct dedicated services to enterprise and wholesale customers and to allow for improved margins while providing more competitive pricing to customers. It also provides redundancy and diversity routing for ZONE's VoIP customers, a unique offering which most VoIP providers in the US are not able to offer.

ZONE US, in addition, expanded its service offerings to include mobile voice and data services after reaching an agreement with a major US wireless network provider in the first half of the year. Following timely completion of technical and business process integration, ZONE US successfully launched its Mobile Virtual Network Operator ("MVNO") services and has signed contracts with both its ILEC and Competitive Local Exchange Carrier (CLEC) customers for reselling mobile services.

Turnover from ZONE's operations in Asia ("ZONE Asia") for 2007 amounted to HK$94.4 million compared to HK$97.5 million for 2006. ZONE operations in Singapore continued to be the major revenue contributor in Asia. While ZONE Asia's turnover is mainly derived from the retail IDD segment, contributions from the wholesale voice business particularly benefiting from the collaboration between ZONE US and ZONE Asia, have recorded gradual increases.

ZONE Hong Kong operations made significant progress in strengthening its presence in the telecom market in China. Its wholly foreign-owned enterprise ("WFOE") was incorporated in March 2007 and its plan to penetrate the marketing and reselling sector of the Chinese telecommunication market have been progressing well. During the year, the WFOE successfully concluded business management and consultancy arrangements with two local Chinese enterprises which have contracted with Chinese state-owned telecom operators, namely, China Netcom (中國網通) and China Tietong (中國鐵通), in reselling their voice and data products and services in Shenzhen. Through these business arrangements, the China operation has started to contribute towards the Group's turnover. In March 2008, the WFOE also concluded an agreement with another Chinese state-owned telecom operator, China Telecom (中國電信), to market and resell its Internet Data Centre (IDC) facilities in Shenzhen. This is an important milestone achieved by ZONE Asia as we have been able to create close business ties with three incumbent telecom operators in China within such a short period while at the same time expanding into the data-related segment of the China telecom market.

ZONE Singapore forged ahead with its business strategies for 2007 and delivered on its business plan. Initiatives to broaden its revenue base to a diverse range of corporate customers and aggressive marketing efforts resulted in further turnover and income growth despite operating in a mature and competitive market. ZONE Singapore effectively harnessed the benefits of new IP-based technology deployments which facilitated the increase in business volume. For 2008, ZONE Singapore will continue to create opportunities to expand its service offerings and widen its revenue base while differentiating itself through innovative sales and marketing efforts in order to stay ahead of the competition.

ZONE Asia's global offering *ZoiPPE* (*www.zoippe.com*) continues to explore and implement different innovative and creative methods of expanding its user base. Besides viral marketing and co-branding/white labelling of its "softphone", *ZoiPPE* has also expanded its user reach through *Zoip-me* web applications which allow people to "click-to-call" users via normal phones. Such web applications are made available to the *ZoiPPE* service platform, other mass-market community websites (including popular websites such as Facebook, Friendster and MySpace) and e-commerce marketplace websites. *ZoiPPE* has also recently expanded the social networking element of its service (*www.zoippefriends.com*) through partnership with a company that currently has more than a million members. Users of this social networking platform are now able to enjoy an enhanced level of social interaction through the added *Zoip-me* functionalities including voice and SMS features.

Looking ahead to 2008, while the Group continues to focus on growing its core business, it is also pursuing other business opportunities that are complimentary to its existing businesses or have potential capabilities in offering significant return on investment. In parallel with expanding ZONE's MVNO services in the United States, the Group anticipates itself actively participating in the wireless industry in Asia, in particular in the Broadband Wireless Access (BWA) arena. The Group, having in-depth knowledge on the development of the WiMAX technology and its applications as well as the regulatory and operating landscape in Asia, believes now is the opportune time to enter the broadband wireless market in Asian countries, including Hong Kong. The Group will carefully evaluate different business models, identify potential investors, technology vendors and operating partners and establish an appropriate strategy for entering into these markets.

FINANCIAL REVIEW

Results

For the year ended 31 December 2007, the Group achieved a record consolidated turnover of HK$795.3 million representing an increase of HK$92.4 million, or 13.2%, as compared to 2006.

ZONE US recorded a 16.7% increase in turnover from HK$599.0 million in 2006 to HK$698.9 million in 2007, while turnover from ZONE Asia, comprising the Group's telecommunication businesses in China, Hong Kong and Singapore, decreased by 3.2% to HK$94.4 million for 2007 as compared to HK$97.5 million for 2006.

The Group's gross profit increased by 9.7% from HK$193.1 million in 2006 to HK$211.8 million in 2007.

The operating profit for the year increased by 2.3% to HK$48.6 million when compared to HK$47.5 million for the previous year.

The consolidated net profit for the year was up HK$3.6 million to HK$44.2 million, compared to a net profit of HK$40.6 million for 2006.

EBITDA for the Group increased by 14.8%, or HK$8.5 million, from HK$57.2 million for 2006 to HK$65.7 million in 2007.

Capital Structure, Liquidity and Financing

The Group's liquidity position was further strengthened as a result of contributions from the profitable ZONE telecommunication business, as well as the private placement of shares of the Company and the allotment of 5% shareholding interest in a subsidiary in February 2007. The net assets of the Group rose to HK$224.5 million as at 31 December 2007 (2006: HK$132.1 million).

With an enhanced capital structure and positive operating cash flow, cash and bank balances (excluding pledged bank deposits) reached HK$181.7 million as at 31 December 2007 (2006: HK$100.4 million). The Group had pledged bank deposits amounting to HK$2.1 million as at 31 December 2007 (2006: HK$1.5 million) to banks for guarantees made by them to certain telecommunication carriers for payments due by the Group.

As at 31 December 2007, the Group's bank borrowings, represented by the bank loan advanced to a subsidiary for the purpose of the WRLD Alliance transaction in 2006, reduced to HK$14.7 million (2006: HK$31.8 million) as a result of partial early repayment of principal during the year. The Group's bank borrowings are in United States dollars at a fixed interest rate and secured through, among others, a pledge of the trade receivables of the subsidiary.

As at 31 December 2007, the Group's liabilities under equipment lease financing amounted to HK$0.4 million (2006: HK$0.6 million).

The Group's gearing ratio, measured on the basis of total borrowings as a percentage of net assets, improved to 6.7% (2006: 24.5%) primarily due to the partial repayment of the bank loan, the enhanced capital structure and profits for the year.

Foreign Exchange Exposure

Since most of the Group's assets and liabilities, revenue and payments are denominated in Hong Kong and United States dollars, the Group considers there are no significant exposures to foreign exchange fluctuations so long as the Hong Kong-United States dollar exchange rate remains pegged. As cash contributions from the Singapore operations continue to grow, the Group will closely monitor the Singapore-United States dollar exchange rate and, whenever appropriate, take any necessary action to reduce such exchange risks.

Contingent Liabilities and Commitments

As at 31 December 2007, there were no material contingent liabilities or commitments.

EMPLOYEE REMUNERATION POLICIES

As at 31 December 2007, the Group had 176 (2006: 145) employees in the United States, China, Hong Kong and Singapore. The Group's total staff costs amounted to HK$79.8 million (2006: HK$71.3 million). Pursuant to the share option schemes adopted by the Company, share options may be granted to, among others, eligible employees of the Group to subscribe for shares in the Company under the terms and conditions stipulated therein. Altogether, 132,500 share options remained outstanding as at 31 December 2007.

The Group's remuneration policies are formulated on the basis of the performance and experience of individual employees and are in line with local market practices where the Group operates. The Group has established incentive bonus schemes to motivate and reward employees at all levels to achieve the Group's objectives. In addition to salary and bonus payments, the Group also offers other fringe benefits, including provident fund and medical benefits, to its employees.

CORPORATE GOVERNANCE

The Company is committed to maintaining high standards of corporate governance. Except for a deviation described below, no director of the Company is aware of any information which would reasonably indicate that the Company is not, or was not, at any time during the year ended 31 December 2007, acting in compliance with the Code on Corporate Governance Practices ("CG Code") as set out in Appendix 14 to the Listing Rules.

CG Code A.2.1 stipulates that the roles of the chairman and chief executive officer should be separate and should not be performed by the same individual. Nevertheless, Mr. Richard John Siemens, the Chairman of the Company, assumed the role of the chief executive officer of the Company following the passing away of Mr. Kuldeep Saran, the then Deputy Chairman and Managing Director, on 16 June 2007. The Board anticipates that the assumption of the role of the chief executive officer by Mr. Siemens is only an interim measure.

MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS

The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code") as set out in Appendix 10 to the Listing Rules as its own securities code. All directors have confirmed, following specific enquiries by the Company, that they have fully complied with the required standards set out in the Model Code throughout the year ended 31 December 2007.

AUDIT COMMITTEE

The Audit Committee has reviewed, with the management and the auditors of the Company, the accounting principles and practices adopted by the Group and discussed auditing, internal control and financial reporting matters, including a review of the audited consolidated financial statements of the Group for the year ended 31 December 2007.

CHANGE OF AUDITORS

The Company announced on 5 June 2007 that Messrs. Moores Rowland Mazars resigned as auditors of the Group following the reorganisation of the firm and Mazars CPA Limited was appointed as auditors of the Group on 1 June 2007.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

During the year, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed securities.

PUBLICATION OF FURTHER INFORMATION

The 2007 Annual Report of the Company containing all information required by Appendix 16 to the Listing Rules will be published on both the websites of The Stock Exchange of Hong Kong Limited and the Company in due course.

APPRECIATION

The Board would like to thank all customers, shareholders, business associates and professional advisers for their support and extend its appreciation to all employees for their hard work, dedication and commitment to the Group.

By Order of the Board
Richard John Siemens
Chairman

Hong Kong, 1 April 2008

As at the date of this announcement, the Board of the Company comprises Executive Directors, Richard John Siemens and Lim Shyang Guey; Non-executive Director, William Bruce Hicks and Independent Non-executive Directors, Shane Frederick Weir, John William Crawford and Gerald Clive Dobby.



e-KONG Group Limited
3705 Gloucester Tower, The Landmark
15 Queen's Road Central, Hong Kong
Tel : +852 2801 7188
Fax : +852 2801 7238
Web : www.e-kong.com

RECEIVED

2008 APR 28 A 8: ⁻ 1

BY HAND

FICE OF INTERNATIONAL
CORPORATE FINANCE

1 April 2008

The Listing Division
The Stock Exchange of Hong Kong Limited
11/F., One International Finance Centre
1 Harbour View Street
Central, Hong Kong

Attention: Mr. Sammy Chau / Mr. Thomas Choy / Ms. Cindy Ngai

Dear Sirs

e-Kong Group Limited (the "Company")
- General Mandate to Repurchase Shares

We, the directors of the Company, hereby undertake to The Stock Exchange of Hong Kong Limited (the "Stock Exchange") that, so far as the same is applicable, we shall only exercise the general mandate to repurchase the Company's shares in accordance with the Rules Governing the Listing of Securities on the Stock Exchange, the applicable laws of Bermuda and the Memorandum of Association and Bye-laws of the Company.

Yours faithfully
For and on behalf of
the Board of Directors of
e-Kong Group Limited

Lim Shyang Guey
Director



e-KONG

e-Kong Group Limited

(Incorporated in Bermuda with limited liability)
www.e-kong.com
(Stock Code : 524)

NOTICE OF BOARD MEETING

The board of directors (the "Board") of e-Kong Group Limited (the "Company") announces that a meeting of the Board will be held on Tuesday, 1 April 2008 at 3705 Gloucester Tower, The Landmark, 15 Queen's Road Central, Hong Kong, for the purpose of, among other matters, considering and approving the audited final results of the Company and its subsidiaries for the year ended 31 December 2007 and considering the payment of final dividend, if any.

By Order of the Board
Lau Wai Ming Raymond
Company Secretary

Hong Kong, 17 March 2008

As at the date of this announcement, the Board of the Company comprises Executive Directors, Richard John Siemens and Lim Shyang Guey; Non-executive Director, William Bruce Hicks and Independent Non-executive Directors, Shane Frederick Weir, John William Crawford and Gerald Clive Dobby.

FORM 3 A

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation
E-KONG GROUP LIMITED

2. Stock code	524

3. Class of shares	ORDINARY

4. Number of issued shares in class
522,894,200

5. Name of Director (English) as printed on HKID/Passport
LIM
(Surname)
SHYANG GUEY
(Other names)

6. HKID/Passport No.	Country of issue of Passport
P924468(2)	

7. Address of Director
6TH FLOOR, 4 CORNWALL STREET, KOWLOON TONG, HONG KONG

8. Name of Director (Chinese)
林祥口

9. Chinese Character Code
26514382 6311

10. Daytime tel. No.
22969770

11. e-mail address
sg@e-kong.net

12. Date of relevant event

16	4	2008
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	121	- Select -	201	60,000	HKD	0.550	0.550	0.550	- Select -
Short position	- Select -	- Select -	- Select -						

1

15. Total shares in listed corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	2,090,000	0.40
Short position		

16. Total shares in listed corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	2,150,000	0.41
Short position		

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
- Select -		
- Select -		
- Select -		
- Select -		
- Select -		
- Select -		

18. Further information in respect of derivative interests in listed corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by listed corporation		Number of shares
		Begins	Ends	Price for grant	Exercise price	Price on assignment
Long position(s)	- Select -					
	- Select -					
	- Select -					
	- Select -					
Short position(s)	- Select -					
	- Select -					
	- Select -					
	- Select -					

2

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position

20. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position

21. Further information in relation to interests held by Director jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
		- Select - ▾		
		- Select - ▾		
		- Select - ▾		

23. Further information from a party to an agreement under Section 317   (Please see Notes for further information required)

Names of other parties	Address	Number of shares

Total number of shares in which substantial shareholder is interested under section 317 and 318	

24. Date of filing this Form 3A

17	4	2008
(day)	(month)	(year)

25. Number of continuation sheets `0`

26. Number of attachments `0`

Form 3A.

FORM 3 A

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation
E-KONG GROUP LIMITED

2. Stock code	524
3. Class of shares	ORDINARY

4. Number of issued shares in class
522,894,200

5. Name of Director (English) as printed on HKID/Passport	
LIM	SHYANG GUEY
(Surname)	(Other names)

6. HKID/Passport No.	Country of issue of Passport
P924468(2)	

7. Address of Director
6TH FLOOR, 4 CORNWALL STREET, KOWLOON TONG, HONG KONG

8. Name of Director (Chinese)
林祥貴

9. Chinese Character Code
265143826311

10. Daytime tel. No.
22969770

11. e-mail address
sg@e-kong.net

12. Date of relevant event

15	4	2008
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	121	- Select -	201	40,000	HKD		0.550	0.550	- Select -
Short position	- Select -	- Select -	- Select -						

1

15. Total shares in listed corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	2,050,000	0.39
Short position		

16. Total shares in listed corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	2,090,000	0.40
Short position		

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
- Select -		
- Select -		
- Select -		
- Select -		
- Select -		

18. Further information in respect of derivative interests in listed corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by listed corporation		Number of shares
		Begins	Ends	Price for grant	Exercise price	
					Price on assignment	
Long position(s)	- Select -					
	- Select -					
	- Select -					
	- Select -					
Short position(s)	- Select -					
	- Select -					
	- Select -					
	- Select -					

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position

20. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position

21. Further information in relation to interests held by Director jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
		- Select - ▾		
		- Select - ▾		
		- Select - ▾		

23. Further information from a party to an agreement under Section 317 (Please see Notes for further information required)

Names of other parties	Address	Number of shares

Total number of shares in which substantial shareholder is interested under section 317 and 318	

24. Date of filing this Form 3A	16	4	2008
	(day)	(month)	(year)

25. Number of continuation sheets 0

26. Number of attachments 0

Form 3A.

4

FORM 3 A

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation	
E-KONG GROUP LIMITED	
2. Stock code	524
3. Class of shares	ORDINARY

4. Number of issued shares in class
522,894,200

5. Name of Director (English) as printed on HKID/Passport	
LIM	SHYANG GUEY
(Surname)	(Other names)
6. HKID/Passport No.	Country of Issue of Passport
P924468(2)	
7. Address of Director	
6TH FLOOR, 4 CORNWALL STREET, KOWLOON TONG, HONG KONG	

8. Name of Director (Chinese)
林祥貴
9. Chinese Character Code
26514382631
10. Daytime tel. No.
22969770
11. e-mail address
sg@e-kong.net

12. Date of relevant event

20	2	2008
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	121	- Select -	201	10,000	HKD	0.650	0.650	0.650	- Select -
Short position	- Select -	- Select -	- Select -						

1

15. Total shares in listed corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	2,040,000	0.39
Short position		

16. Total shares in listed corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	2,050,000	0.39
Short position		

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
- Select -		
- Select -		
- Select -		
- Select -		
- Select -		

18. Further information in respect of derivative interests in listed corporation

Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Price for grant	Consideration - if derivatives granted by listed corporation		Number of shares
	Begins	Ends		Exercise price	Price on assignment	
Long position(s) - Select -						
- Select -						
- Select -						
- Select -						
Short position(s) - Select -						
- Select -						
- Select -						
- Select -						

2

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position

20. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position

21. Further information in relation to interests held by Director jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
		- Select - ▾		
		- Select - ◂		
		- Select - ▾		

23. Further information from a party to an agreement under Section 317 (Please see Notes for further information required)

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 3A

22	2	2008
(day)	(month)	(year)

25. Number of continuation sheets ☐ 0

26. Number of attachments ☐ 0

Form 3A.

4

FORM 3 A

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation
E-KONG GROUP LIMITED

2. Stock code	524
3. Class of shares	ORDINARY

4. Number of issued shares in class
522,894,200

5. Name of Director (English) as printed on HKID/Passport	
LIM	SHYANG GUEY
(Surname)	(Other names)

6. HKID/Passport No.	Country of issue of Passport
P924468(2)	

7. Address of Director
6TH FLOOR, 4 CORNWALL STREET, KOWLOON TONG, HONG KONG

8. Name of Director (Chinese)
林祥貴

9. Chinese Character Code
26514382631 1

10. Daytime tel. No.
22969770

11. e-mail address
sg@e-kong.net

12. Date of relevant event

19	2	2008
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	121	- Select -	201	40,000	HKD	0.650	0.650	0.650	- Select -
Short position	- Select -	- Select -	- Select -						

1

15. Total shares in listed corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	2,000,000	0.38
Short position		

16. Total shares in listed corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	2,040,000	0.39
Short position		

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
- Select -		
- Select -		
- Select -		
- Select -		
- Select -		

18. Further information in respect of derivative interests in listed corporation

Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by listed corporation		Number of shares
	Begins	Ends	Price for grant	Exercise price / Price on assignment	
Long position(s) - Select -					
- Select -					
- Select -					
- Select -					
Short position(s) - Select -					
- Select -					
- Select -					
- Select -					

2

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position

20. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position

3

21. Further information in relation to interests held by Director jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
		- Select - ▾		
		- Select - ▾		
		- Select - ▾		

23. Further information from a party to an agreement under Section 317 (Please see Notes for further information required)

Names of other parties	Address	Number of shares

Total number of shares in which substantial shareholder is interested under section 317 and 318	

24. Date of filing this Form 3A

21	2	2008
(day)	(month)	(year)

25. Number of continuation sheets [0]

26. Number of attachments [0]

FORM 3 A

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation
E-KONG GROUP LIMITED

2. Stock code	524

3. Class of shares	ORDINARY

4. Number of issued shares in class
522,894,200

5. Name of Director (English) as printed on HKID/Passport	
LIM	SHYANG GUEY
(Surname)	(Other names)

6. HKID/Passport No.	Country of issue of Passport
P924468(2)	

7. Address of Director
6TH FLOOR, 4 CORNWALL STREET, KOWLOON TONG, HONG KONG

8. Name of Director (Chinese)
林祥貴

9. Chinese Character Code
26514382631

10. Daytime tel. No.
22969770

11. e-mail address
sg@e-kong.net

12. Date of relevant event

31	1	2008
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	121	- Select -	201	50,000	HKD	0.620	0.620		- Select -
Short position	- Select -	- Select -	- Select -						

1

15. Total shares in listed corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	1,950,000	0.37
Short position		

16. Total shares in listed corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	2,000,000	0.38
Short position		

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
- Select -		
- Select -		
- Select -		
- Select -		
- Select -		
- Select -		

18. Further information in respect of derivative interests in listed corporation

Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Price for grant	Consideration - if derivatives granted by listed corporation		Number of shares
	Begins	Ends		Exercise price	Price on assignment	
Long position(s)						
- Select -						
- Select -						
- Select -						
- Select -						
Short position(s)						
- Select -						
- Select -						
- Select -						
- Select -						

2

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position

20. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position

3

21. Further information in relation to interests held by Director jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
		- Select - ▸		
		- Select - ▸		
		- Select - ▸		

23. Further information from a party to an agreement under Section 317 (Please see Notes for further information required)

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 3A

1	2	2008
(day)	(month)	(year)

25. Number of continuation sheets | 0 |

26. Number of attachments | 0 |

FORM 3 A

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation
E-KONG GROUP LIMITED

2. Stock code	524
3. Class of shares	ORDINARY

4. Number of issued shares in class
522,894,200

5. Name of Director (English) as printed on HKID/Passport	
LIM	SHYANG GUEY
(Surname)	(Other names)

6. HKID/Passport No.	Country of Issue of Passport
P924468(2)	

7. Address of Director
6TH FLOOR, 4 CORNWALL STREET, KOWLOON TONG, HONG KONG

8. Name of Director (Chinese)
林祥貴

9. Chinese Character Code
26514382631 1

10. Daytime tel. No.
22969770

11. e-mail address
sg@e-kong.net

12. Date of relevant event

21	1	2008
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	121	- Select -	201	100,000	HKD	0.650	0.650		- Select -
Short position	- Select -	- Select -	- Select -						

1

15. Total shares in listed corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	1,850,000	
Short position		0.35

16. Total shares in listed corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	1,950,000	
Short position		0.37

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
- Select -		
- Select -		
- Select -		
- Select -		
- Select -		

18. Further information in respect of derivative interests in listed corporation

Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by listed corporation			Number of shares
	Begins	Ends	Price for grant	Exercise price	Price on assignment	
Long position(s)						
- Select -						
- Select -						
- Select -						
- Select -						
- Select -						
Short position(s)						
- Select -						
- Select -						
- Select -						
- Select -						
- Select -						

2

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position

20. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position

21. Further information in relation to interests held by Director jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
		- Select - ▼		
		- Select - ▼		
		- Select - ▼		

23. Further information from a party to an agreement under Section 317 (Please see Notes for further information required)

Names of other parties	Address	Number of shares

Total number of shares in which substantial shareholder is interested under section 317 and 318	

24. Date of filing this Form 3A

23	1	2008
(day)	(month)	(year)

25. Number of continuation sheets `0`

26. Number of attachments `0`

FORM 3 A

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation	
E-KONG GROUP LIMITED	
2. Stock code	524
3. Class of shares	ORDINARY

4. Number of issued shares in class
522,894,200

5. Name of Director (English) as printed on HKID/Passport	
SIEMENS	RICHARD JOHN
(Surname)	(Other names)
6. HKID/Passport No.	Country of issue of Passport
K674811(2)	
7. Address of Director	
NO.12-16, TAI TAM ROAD, HOUSE A, HONG KONG	

8. Name of Director (Chinese)
倫斯文
9. Chinese Character Code
58982448242429
10. Daytime tel. No.
28017188
11. e-mail address

12. Date of relevant event		
21	4	2008
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)		
(day)	(month)	(year)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	121	- Select -	205	100,000	HKD	0.650		0.596	- Select -
Short position	- Select -	- Select -	- Select -						- Select -

1

15. Total shares in listed corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	112,100,200	21.44
Short position		

16. Total shares in listed corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	112,200,200	21.46
Short position		

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
- Select - ◄ ►		
- Select - ◄ ►		
- Select - ◄ ►		
- Select - ◄ ►		
- Select - ◄ ►		
- Select - ◄ ►		

18. Further information in respect of derivative interests in listed corporation

Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by listed corporation			Number of shares
	Begins	Ends	Price for grant	Exercise price	Price on assignment	
Long position(s) - Select - ◄ ►						
- Select - ◄ ►						
- Select - ◄ ►						
- Select - ◄ ►						
Short position(s) - Select - ◄ ►						
- Select - ◄ ►						
- Select - ◄ ►						
- Select - ◄ ►						

2

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position

20. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position
SIEMENS ENTERPRISES LIMITED	6TH FLOOR, ALEXANDRA HOUSE, 16-20 CHATER ROAD, CENTRAL, HONG KONG (HONG KONG)	SIEMENS, RICHARD JOHN	100.00	Y	12,200,000	
GOLDSTONE TRADING LIMITED	EAST ASIA CHAMBERS, P.O. BOX 901, ROAD TOWN, TORTOLA, BRITISH VIRGN ISLANDS (BRITISH VIRGIN ISLANDS)	SIEMENS, RICHARD JOHN	100.00	Y	100,000,200	

3

21. Further information in relation to interests held by Director jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
		- Select - ▾		
		- Select - ▾		
		- Select - ▾		

23. Further information from a party to an agreement under Section 317   (Please see Notes for further information required)

Names of other parties	Address	Number of shares

Total number of shares in which substantial shareholder is interested under section 317 and 318	

24. Date of filing this Form 3A

23	4	2008
(day)	(month)	(year)

25. Number of continuation sheets ☐

26. Number of attachments ☐

Form 3A.

4

FORM 3 A

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

    (i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

    (ii) Changes in the nature of his interest in such shares; and

    (iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation
E-KONG GROUP LIMITED

2. Stock code	524

3. Class of shares	ORDINARY

4. Number of issued shares in class
522,894,200

5. Name of Director (English) as printed on HKID/Passport
SIEMENS
(Surname)   RICHARD JOHN
(Other names)

6. HKID/Passport No.	Country of issue of Passport
K674811(2)	

7. Address of Director
NO.12-16, TAI TAM ROAD, HOUSE A, HONG KONG

8. Name of Director (Chinese)
衛斯文

9. Chinese Character Code
58982448 2429

10. Daytime tel. No.
28017188

11. e-mail address

12. Date of relevant event

17	4	2008
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	121	- Select -	205	90,000	HKD	0.580	0.557	
Short position	- Select -	- Select -	- Select -					- Select -

1

15. Total shares in listed corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	112,010,200	21.42
Short position		

16. Total shares in listed corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	112,100,200	21.44
Short position		

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
- Select -		
- Select -		
- Select -		
- Select -		
- Select -		

18. Further information in respect of derivative interests in listed corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by listed corporation		Number of shares
		Begins	Ends	Price for grant	Exercise price	Price on assignment
Long position(s)	- Select -					
	- Select -					
	- Select -					
	- Select -					
	- Select -					
Short position(s)	- Select -					
	- Select -					
	- Select -					
	- Select -					
	- Select -					

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position

20. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position
SIEMENS ENTERPRISES LIMITED	6TH FLOOR, ALEXANDRA HOUSE, 16-20 CHATER ROAD, CENTRAL, HONG KONG (HONG KONG)	SIEMENS, RICHARD JOHN	100.00	Y	12,100,000	
GOLDSTONE TRADING LIMITED	EAST ASIA CHAMBERS, P.O. BOX 901, ROAD TOWN, TORTOLA, BRITISH VIRGN ISLANDS (BRITISH VIRGIN ISLANDS)	SIEMENS, RICHARD JOHN	100.00	Y	100,000,200	

21. Further information in relation to interests held by Director jointly with another person

Name of joint shareholder/Address	Number of shares	
	Long position	Short position

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
		- Select - ▾		
		- Select - ▾		
		- Select - ▾		

23. Further information from a party to an agreement under Section 317 (Please see Notes for further information required)

Names of other parties	Address	Number of shares

Total number of shares in which substantial shareholder is interested under section 317 and 318	

24. Date of filing this Form 3A	25. Number of continuation sheets	26. Number of attachments

18	4	2008
(day)	(month)	(year)

4

FORM 3 A

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation
E-KONG GROUP LIMITED

2. Stock code	524

3. Class of shares	ORDINARY

4. Number of issued shares in class
522,894,200

5. Name of Director (English) as printed on HKID/Passport	
SIEMENS	RICHARD JOHN
(Surname)	(Other names)

6. HKID/Passport No.	Country of issue of Passport
K674811(2)	

7. Address of Director
NO.12-16, TAI TAM ROAD, HOUSE A, HONG KONG

8. Name of Director (Chinese)
衛斯文

9. Chinese Character Code
58982448 2429

10. Daytime tel. No.
28017188

11. e-mail address

12. Date of relevant event

2	4	2008
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	121	- Select -	205	590,000	HKD	0.730	0.688		- Select -
Short position	- Select -	- Select -	- Select -						

I

15. Total shares in listed corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	111,420,200	21.31
Short position		

16. Total shares in listed corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	112,010,200	21.42
Short position		

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
- Select -		
- Select -		
- Select -		
- Select -		
- Select -		

18. Further information in respect of derivative interests in listed corporation

Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by listed corporation		Number of shares
	Begins	Ends	Price for grant	Exercise price	Price on assignment
Long position(s) - Select -					
- Select -					
- Select -					
- Select -					
Short position(s) - Select -					
- Select -					
- Select -					
- Select -					

2

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position

20. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position
SIEMENS ENTERPRISES LIMITED	6TH FLOOR, ALEXANDRA HOUSE, 16-20 CHATER ROAD, CENTRAL, HONG KONG (HONG KONG)	SIEMENS, RICHARD JOHN	100.00	Y	12,010,000	
GOLDSTONE TRADING LIMITED	EAST ASIA CHAMBERS, P.O. BOX 901, ROAD TOWN, TORTOLA, BRITISH VIRGN ISLANDS (BRITISH VIRGIN ISLANDS)	SIEMENS, RICHARD JOHN	100.00	Y	100,000,200	

3

21. Further information in relation to interests held by Director jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
		- Select - ⌄		
		- Select - ⌄		
		- Select - ⌄		

23. Further information from a party to an agreement under Section 317   (Please see Notes for further information required)

Names of other parties	Address	Number of shares

Total number of shares in which substantial shareholder is interested under section 317 and 318	

24. Date of filing this Form 3A

3	4	2008
(day)	(month)	(year)

25. Number of continuation sheets ☐

26. Number of attachments ☐

Form 3A.

4

FORM 3 A

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation	4. Number of issued shares in class
E-KONG GROUP LIMITED	
2. Stock code 524	
3. Class of shares ORDINARY	522,894,200

5. Name of Director (English) as printed on HKID/Passport	8. Name of Director (Chinese)
SIEMENS (Surname) RICHARD JOHN (Other names)	衛斯文
6. HKID/Passport No. Country of issue of Passport K674811(2)	**9. Chinese Character Code** 589824482429
7. Address of Director UNIT 1901, TOWER A, QUEEN'S GARDEN, 9 OLD PEAK ROAD, HONG KONG	**10. Daytime tel. No.** 28017188
	11. e-mail address

12. Date of relevant event

5	2	2008
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	121		205	10,000	HKD	0.720	0.720	0.720	
Short position									

1

15. Total shares in listed corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	111,410,200	21.31
Short position		

16. Total shares in listed corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	111,420,200	21.31
Short position		

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
- Select -		
- Select -		
- Select -		
- Select -		

18. Further information in respect of derivative interests in listed corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by listed corporation			Number of shares
		Begins	Ends	Price for grant	Exercise price	Price on assignment	
Long position(s)	- Select -						
	- Select -						
	- Select -						
Short position(s)	- Select -						
	- Select -						
	- Select -						
	- Select -						

2

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position

20. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position
SIEMENS ENTERPRISES LIMITED	6TH FLOOR, ALEXANDRA HOUSE, 16-20 CHATER ROAD, CENTRAL, HONG KONG (HONG KONG)	SIEMENS, RICHARD JOHN	100.00	Y	11,420,000	
GOLDSTONE TRADING LIMITED	EAST ASIA CHAMBERS, P.O. BOX 901, ROAD TOWN, TORTOLA, BRITISH VIRGIN ISLANDS (BRITISH VIRGIN ISLANDS)	SIEMENS, RICHARD JOHN	100.00	Y	100,000,200	

21. Further information in relation to interests held by Director jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
		- Select - ⏷		
		- Select - ⏷		
		- Select - ⏷		

23. Further information from a party to an agreement under Section 317   (Please see Notes for further information required)

Names of other parties	Address	Number of shares

Total number of shares in which substantial shareholder is interested under section 317 and 318	

24. Date of filing this Form 3A

11	2	2008
(day)	(month)	(year)

25. Number of continuation sheets ☐ 0

26. Number of attachments ☐ 0

Form 3A.

4

FORM 3 A

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation			
E-KONG GROUP LIMITED			

2. Stock code	524		4. Number of issued shares in class
3. Class of shares	ORDINARY		522,894,200

5. Name of Director (English) as printed on HKID/Passport		8. Name of Director (Chinese)
SIEMENS	RICHARD JOHN	衛斯文
(Surname)	(Other names)	
6. HKID/Passport No.	Country of Issue of Passport	9. Chinese Character Code
K674811(2)		589824482429
7. Address of Director		10. Daytime tel. No.
UNIT 1901, TOWER A, QUEEN'S GARDEN, 9 OLD PEAK ROAD, HONG KONG		28017188
		11. e-mail address

12. Date of relevant event

24	1	2008
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	121	205		10,000	HKD	0.640	0.640		
Short position									

1

15. Total shares in listed corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	111,400,200	21.30
Short position		

16. Total shares in listed corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	111,410,200	21.31
Short position		

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
- Select -		
- Select -		
- Select -		
- Select -		
- Select -		

18. Further information in respect of derivative interests in listed corporation

Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by listed corporation			Number of shares
	Begins	Ends	Price for grant	Exercise price	Price on assignment	
Long position(s)	- Select -						
	- Select -						
	- Select -						
	- Select -						
Short position(s)	- Select -						
	- Select -						
	- Select -						
	- Select -						
	- Select -						

2

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position

20. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position
SIEMENS ENTERPRISES LIMITED	6TH FLOOR, ALEXANDRA HOUSE, 16-20 CHATER ROAD, CENTRAL, HONG KONG (HONG KONG)	SIEMENS, RICHARD JOHN	100.00	Y	11,410,000	
GOLDSTONE TRADING LIMITED	EAST ASIA CHAMBERS, P.O. BOX 901, ROAD TOWN, TORTOLA, BRITISH VIRGIN ISLANDS (BRITISH VIRGIN ISLANDS)	SIEMENS, RICHARD JOHN	100.00	Y	100,000,200	

3

21. Further information in relation to interests held by Director jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
		- Select -		
		- Select -		
		- Select -		

23. Further information from a party to an agreement under Section 317 (Please see Notes for further information required)

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 3A	25. Number of continuation sheets	0

26	1	2008
(day)	(month)	(year)

26. Number of attachments	0

Form 3A.

4

RECEIVED
2008 APR 28 A 8: 20
FFICE OF INTERNATIONAL
CORPORATE FINANCE

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation
E-KONG GROUP LIMITED

2. Stock code	524

3. Class of shares	ORDINARY

4. Number of issued shares in class
522,894,200

5. Name of Director (English) as printed on HKID/Passport	
SIEMENS	RICHARD JOHN
(Surname)	(Other names)

6. HKID/Passport No.	Country of Issue of Passport
K674811(2)	

7. Address of Director
UNIT 1901, TOWER A, QUEEN'S GARDEN, 9 OLD PEAK ROAD, HONG KONG

8. Name of Director (Chinese)
简斯文

9. Chinese Character Code
589824482429

10. Daytime tel. No.
28017188

11. e-mail address

12. Date of relevant event

17	1	2008
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	121	205		20,000	HKD	0.740	0.740	0.740	
Short position									

1

15. Total shares in listed corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	111,380,200	21.30
Short position		

16. Total shares in listed corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	111,400,200	21.30
Short position		

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
- Select -		
- Select -		
- Select -		
- Select -		

18. Further information in respect of derivative interests in listed corporation

Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy) Begins	Ends	Consideration - if derivatives granted by listed corporation Price for grant	Exercise price	Price on assignment	Number of shares
Long position(s)						
- Select -						
- Select -						
- Select -						
- Select -						
Short position(s)						
- Select -						
- Select -						
- Select -						
- Select -						

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position

20. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position
SIEMENS ENTERPRISES LIMITED	6TH FLOOR, ALEXANDRA HOUSE, 16-20 CHATER ROAD, CENTRAL, HONG KONG (HONG KONG)	SIEMENS, RICHARD JOHN	100.00	Y	11,400,000	
GOLDSTONE TRADING LIMITED	EAST ASIA CHAMBERS, P.O. BOX 901, ROAD TOWN, TORTOLA, BRITISH VIRGIN ISLANDS (BRITISH VIRGIN ISLANDS)	SIEMENS, RICHARD JOHN	100.00	Y	100,000,200	

3

21. Further information in relation to interests held by Director jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
		- Select - ▼		
		- Select - ▼		
		- Select - ▼		

23. Further information from a party to an agreement under Section 317 (Please see Notes for further information required)

Names of other parties	Address	Number of shares

Total number of shares in which substantial shareholder is interested under section 317 and 318	

24. Date of filing this Form 3A

18	1	2008
(day)	(month)	(year)

25. Number of continuation sheets [0]

26. Number of attachments [0]

Form 3A.

4

FORM 3 A

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation
E-KONG GROUP LIMITED

2. Stock code	524

3. Class of shares	ORDINARY

4. Number of issued shares in class
522,894,200

5. Name of Director (English) as printed on HKID/Passport	
SIEMENS	RICHARD JOHN
(Surname)	(Other names)

6. HKID/Passport No.	Country of issue of Passport
K674811(2)	

7. Address of Director
UNIT 1901, TOWER A, QUEEN'S GARDEN, 9 OLD PEAK ROAD, HONG KONG

8. Name of Director (Chinese)
衞斯文

9. Chinese Character Code
58982448 2429

10. Daytime tel. No.
28017188

11. e-mail address

12. Date of relevant event

11	1	2008
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	121		205	20,000	HKD	0.750	0.750	0.750	
Short position									

1

15. Total shares in listed corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	111,360,200	21.30
Short position		

16. Total shares in listed corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	111,380,200	21.30
Short position		

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
- Select -		
- Select -		
- Select -		
- Select -		
- Select -		

18. Further information in respect of derivative interests in listed corporation

Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by listed corporation		Number of shares
	Begins	Ends	Price for grant	Exercise price	Price on assignment
Long position(s) - Select -					
- Select -					
- Select -					
- Select -					
Short position(s) - Select -					
- Select -					
- Select -					
- Select -					
- Select -					

2

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position

20. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position
SIEMENS ENTERPRISES LIMITED	6TH FLOOR, ALEXANDRA HOUSE, 16-20 CHATER ROAD, CENTRAL, HONG KONG (HONG KONG)	SIEMENS, RICHARD JOHN	100.00	Y	11,380,000	
GOLDSTONE TRADING LIMITED	EAST ASIA CHAMBERS, P.O. BOX 901, ROAD TOWN, TORTOLA, BRITISH VIRGIN ISLANDS (BRITISH VIRGIN ISLANDS)	SIEMENS, RICHARD JOHN	100.00	Y	100,000,200	

21. Further information in relation to interests held by Director jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
		- Select - ▾		
		- Select - ▾		
		- Select - ▾		

23. Further information from a party to an agreement under Section 317   (Please see Notes for further information required)

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 3A

14	1	2008
(day)	(month)	(year)

25. Number of continuation sheets [0]

26. Number of attachments [0]

Form 3A

4

FORM 3 A

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation
E-KONG GROUP LIMITED

2. Stock code	524

3. Class of shares	ORDINARY

4. Number of issued shares in class
522,894,200

5. Name of Director (English) as printed on HKID/Passport	
SIEMENS	RICHARD JOHN
(Surname)	(Other names)

6. HKID/Passport No.	Country of Issue of Passport
K674811(2)	

7. Address of Director
UNIT 1901, TOWER A, QUEEN'S GARDEN, 9 OLD PEAK ROAD, HONG KONG

8. Name of Director (Chinese)
衛斯文

9. Chinese Character Code
58982448242 9

10. Daytime tel. No.
28017188

11. e-mail address

12. Date of relevant event

10	1	2008
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	121		205	20,000	HKD	0.750	0.750	0.750	
Short position									

1

15. Total shares in listed corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	111,340,200	21.29
Short position		

16. Total shares in listed corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	111,360,200	21.30
Short position		

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
- Select -		
- Select -		
- Select -		
- Select -		

18. Further information in respect of derivative interests in listed corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by listed corporation		Number of shares
		Begins	Ends	Price for grant	Exercise price	Price on assignment	
Long position(s)	- Select -						
	- Select -						
	- Select -						
	- Select -						
Short position(s)	- Select -						
	- Select -						
	- Select -						
	- Select -						

2

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position

20. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position
SIEMENS ENTERPRISES LIMITED	6TH FLOOR, ALEXANDRA HOUSE, 16-20 CHATER ROAD, CENTRAL, HONG KONG (HONG KONG)	SIEMENS, RICHARD JOHN	100.00	Y	11,360,000	
GOLDSTONE TRADING LIMITED	EAST ASIA CHAMBERS, P.O. BOX 901, ROAD TOWN, TORTOLA, BRITISH VIRGIN ISLANDS (BRITISH VIRGIN ISLANDS)	SIEMENS, RICHARD JOHN	100.00	Y	100,000,200	

3

21. Further information in relation to interests held by Director jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further Information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
		- Select - ▾		
		- Select - ▾		
		- Select - ▾		

23. Further Information from a party to an agreement under Section 317   (Please see Notes for further information required)

Names of other parties	Address	Number of shares

Total number of shares in which substantial shareholder is interested under section 317 and 318	

24. Date of filing this Form 3A	12	1	2008
	(day)	(month)	(year)

25. Number of continuation sheets   [0]

26. Number of attachments   [0]

Form 3A.

FORM 3 A

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director,

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation
E-KONG GROUP LIMITED

2. Stock code	524

3. Class of shares	ORDINARY

4. Number of issued shares in class
522,894,200

5. Name of Director (English) as printed on HKID/Passport	
SIEMENS	RICHARD JOHN
(Surname)	(Other names)

6. HKID/Passport No.	Country of Issue of Passport
K674811(2)	

7. Address of Director
UNIT 1901, TOWER A, QUEEN'S GARDEN, 9 OLD PEAK ROAD, HONG KONG

8. Name of Director (Chinese)
倩斯文

9. Chinese Character Code
58982448242429

10. Daytime tel. No.
28017188

11. e-mail address

12. Date of relevant event

7	1	2008
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	121		205	20,000	HKD	0.750	0.740		
Short position									

1

15. Total shares in listed corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	111,320,200	21.29
Short position		

16. Total shares in listed corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	111,340,200	21.29
Short position		

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
- Select -		
- Select -		
- Select -		
- Select -		

18. Further information in respect of derivative interests in listed corporation

Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by listed corporation			Number of shares
	Begins	Ends	Price for grant	Exercise price	Price on assignment	
Long position(s)						
- Select -						
- Select -						
- Select -						
- Select -						
- Select -						
Short position(s)						
- Select -						
- Select -						
- Select -						
- Select -						
- Select -						

2

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position

20. Further Information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position
SIEMENS ENTERPRISES LIMITED	6TH FLOOR, ALEXANDRA HOUSE, 16-20 CHATER ROAD, CENTRAL, HONG KONG (HONG KONG)	SIEMENS, RICHARD JOHN	100.00	Y	11,340,000	
GOLDSTONE TRADING LIMITED	EAST ASIA CHAMBERS, P.O. BOX 901, ROAD TOWN, TORTOLA, BRITISH VIRGIN ISLANDS (BRITISH VIRGIN ISLANDS)	SIEMENS, RICHARD JOHN	100.00	Y	100,000,200	

3

21. Further information in relation to interests held by Director jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
		- Select - ◄		
		- Select - ◄		
		- Select - ◄		

23. Further information from a party to an agreement under Section 317   (Please see Notes for further information required)

Names of other parties	Address	Number of shares

Total number of shares in which substantial shareholder is interested under section 317 and 318	

24. Date of filing this Form 3A

9	1	2008
(day)	(month)	(year)

25. Number of continuation sheets [0]

26. Number of attachments [0]

Form 3A.

4

Monthly Return On Movement of Listed Equity Securities (Form I)

上市股本證劵變動月報表 （ 表格 I ）

Your submission has been approved ! Please record the Submission No. for future reference.
所呈交的文件經已批准！請記下呈交編號以便日後參照。

Submission Details
呈交資料

Date/Time submitted 呈交日期/時間	10/04/2008	11:30:25	Submitted By 呈交者	00524P02	
Date/Time Approved 批准日期/時間	10/04/2008	11:30:27	Approved By 審批者	00524P03	
Submission No. 呈交編號	EBIS-080410-00043		Status 狀況	Approved	

OFFICE OF INTERNATIONAL CORPORATE FINANCE
RECEIVED 2008 APR 28 A 8: 49

Issuer 發行人	LM00524	e-KONG Group Limited		
Type of Agent 代理人類別				
Tier 1 Headline 標題類別 (第一層)	Unvetted		Tier 2 Headline 標題分項 (第二層)	Monthly Return I
Contact Person 聯絡人	RAYMOND LAU			
Contact No. 聯絡電話	2801 7188			

For the month ended : 31/03/2008
截至月份：

Name of Issuer 公司名稱	LM00524	e-KONG Group Limited	
Representative Code/Name 代表代號／姓名			
Contact Person 聯絡人	RAYMOND LAU		
Contact Telephone No. 聯絡電話	2801 7188	Date submitted 呈交日期	10/04/2008

Section A A 部　　Section B B 部　　Section C C 部　　Section D D 部

A. Information on Types of Listed Equity Securities (please tick wherever applicable, more than one is acceptable)

A. 上市股本證劵類別資料（請在適用者旁加上剔號，可選擇超過一項）

✓ Ordinary shares 普通股　　Preference shares 優先股
Equity Warrants 股本權證　　Other Classes of Shares 其他類別股份

B. Movement in Authorised Share Capital
B. 法定股本變動

1. Ordinary Shares
1. 普通股

(1) Stock Code : (1) 股份代號 :	524	Description : 說明 :	
	No. of Shares 股份數目	Par Value 面值	Authorised Share Capital 法定股本
Balance at close of preceding month 上月底結存	12,000,000,000	HKD 0.01	120,000,000
Increase/(Decrease) 增加／（減少） 　(EGM approval date) 　(股東特別大會通過日期)			
(dd/mm/yyyy) 　（日／月／年）			
Balance at close of the month 本月底結存	12,000,000,000	HKD 0.01	120,000,000

(2) Stock Code : (2) 股份代號 :		Description : 說明 :	
	No. of Shares 股份數目	Par Value 面值	Authorised Share Capital 法定股本
Balance at close of preceding month 上月底結存		HKD	
Increase/(Decrease) 增加／（減少） 　(EGM approval date) 　(股東特別大會通過日期)			
(dd/mm/yyyy) 　（日／月／年）			
Balance at close of the month 本月底結存		HKD	

2. Preference Shares
2. 優先股

Stock Code : 股份代號 :		Description : 說明 :	
	No. of Shares 股份數目	Par Value 面值	Authorised Share Capital 法定股本
Balance at close of preceding month 上月底結存		HKD	
Increase/(Decrease) 增加／（減少） 　(EGM approval date) 　(股東特別大會通過日期)			

(dd/mm/yyyy) （日／月／年）			
Balance at close of the month 本月底結存	HKD		

3. Other Classes of Shares
3. 其他類別股份

Stock Code : 股份代號 ：		Description : 說明 ：	
	No. of Shares 股份數目	Par Value 面值	Authorised Share Capital 法定股本
Balance at close of preceding month 上月底結存	HKD		
Increase/(Decrease) 增加／（減少） (EGM approval date) (股東特別大會通過日期) (dd/mm/yyyy) （日／月／年）			
Balance at close of the month 本月底結存	HKD		

Total Authorised Share Capital at the end of the Month 本月底法定股本總額	HKD	120,000,000	

Section A A 部   Section B B 部   Section C C 部   Section D D 部

C. Movement in Issued Share Capital
C. 已發行股本變動

	No. of ordinary shares 普通股數目		No. of Preference shares 優先股數目	No. of other classes of shares 其他類別股份數目
	(1)	(2)		
Balance at close of preceding month 上月底結存	522,894,200			
Increase/(Decrease) during the month 本月增加／（減少）				
Balance at close of the month 本月底結存	522,894,200			

Section A A 部   Section B B 部   Section C C 部   Section D D 部

D. Details of Movement
D. 變動詳情

Share Options
購股權

Total No. of			
	Total	Total No. of	

Options at Close of Preceding Month 上月底購股權總數	Total Granted During the Month 月內已授出總數	Total Exercised During the Month 月內已行使總數	Cancelled During the Month 月內已註銷總數	Options Lapsed During the Month 月內已失效總數	Total No. of Options at Close of the Month 本月底購股權總數	No. Of New Shares Arising Therefrom 由此而產生的新股數目
132,500	0	0	0	0	132,500	0

○ Ordinary (1) 普通股 (1)

Ordinary (2) 普通股 (2)

Total Exercised Money During the Month 月內已行使總金額	HKD		0

Preference 優先股

Other Class 其他類別

Equity Warrants
股本權證

Description of Warrants 權證說明 (Date of Expiry -dd/mm/yyyy) （ 到期日 – 日／月／年）	Currency of Nominal Value 面值貨幣	Nominal Value at Close of Preceding Month 上月底面值	Exercised During the Month 月內已行使	Nominal Value at Close of the Month 本月底面值	No. Of New Shares Arising Therefrom 由此而產生的新股數目
1. ( ) Stock Code 股份代號 Subscription Price 認購價 HKD	HKD				○ Ordinary (1) 普通股 (1) Ordinary (2) 普通股 (2) Preference 優先股 Other Class 其他類別
2. ( ) Stock Code 股份代號 Subscription Price 認購價 HKD	HKD				○ Ordinary (1) 普通股 (1) Ordinary (2) 普通股 (2) Preference 優先股 Other Class 其他類別
3. ( ) Stock Code 股份代號 Subscription Price 認購價 HKD	HKD				○ Ordinary (1) 普通股 (1) Ordinary (2) 普通股 (2) Preference 優先股 Other Class 其他類別
4.	HKD				○ Ordinary (1) 普通股 (1)

(_____)

Stock Code
股份代號

Subscription Price HKD |
認購價

Ordinary (2)
普通股 (2)

Preference
優先股

Other Class
其他類別

Convertibles
可換股票據

Class 類別	Currency of Amount Outstanding 發行貨幣	Amount at Close of Preceding Month 上月底已發行總額	Converted During the Month 月內已換股款額	Amount at Close of the Month 本月底已發行總額	No. Of New Shares Arising Therefrom 由此而產生的新股數目
1.	HKD				|
					○ Ordinary (1) 普通股 (1)
Stock Code 股份代號					Ordinary (2) 普通股 (2)
Conversion Price HKD | 換股價					Preference 優先股
					Other Class 其他類別
2.	HKD				|
					○ Ordinary (1) 普通股 (1)
Stock Code 股份代號					Ordinary (2) 普通股 (2)
Conversion Price HKD | 換股價					Preference 優先股
					Other Class 其他類別
3.	HKD				|
					○ Ordinary (1) 普通股 (1)
Stock Code 股份代號					Ordinary (2) 普通股 (2)
Conversion Price HKD | 換股價					Preference 優先股
					Other Class 其他類別

Other Issues of Shares
其他股份發行

Type of Securities 證券類別			No. Of New Shares Arising Therefrom 由此而產生的新股數目
1. Please Select One ·	At Price : HKD 價格：	Issue and allotment Date : (dd/mm/yyyy) 發行及配發日期 ： （日／月／	| ○ Ordinary (1) 普通股 (1) Ordinary (2) 普通股 (2)

			Preference 優先股
			Other Class 其他類別
2. Please Select One · At Price : HKD 價格 :		Issue and allotment Date : (dd/mm/yyyy) 發行及配發日期 ： （日／月／年）	○ Ordinary (1) 普通股 (1)
			Ordinary (2) 普通股 (2)
			Preference 優先股
			Other Class 其他類別
3. Please Select One · At Price : HKD 價格 :		Issue and allotment Date : (dd/mm/yyyy) 發行及配發日期 ： （日／月／年）	○ Ordinary (1) 普通股 (1)
			Ordinary (2) 普通股 (2)
			Preference 優先股
			Other Class 其他類別
4. Please Select One · At Price : HKD 價格 :		Issue and allotment Date : (dd/mm/yyyy) 發行及配發日期 ： （日／月／年）	○ Ordinary (1) 普通股 (1)
			Ordinary (2) 普通股 (2)
			Preference 優先股
			Other Class 其他類別
5. **Bonus Issue** 紅股發行		Issue and allotment Date : (dd/mm/yyyy) 發行及配發日期 ： （日／月／年）	○ Ordinary (1) 普通股 (1)
			Ordinary (2) 普通股 (2)
			Preference 優先股
			Other Class 其他類別
6. **Repurchase of share** 購回股份		Cancellation Date: (dd/mm/yyyy) 註銷日期 ： （日／月／年）	○ Ordinary (1) 普通股 (1)
			Ordinary (2) 普通股 (2)
			Preference 優先股
			Other Class 其他類別
7. **Redemption of share** 贖回股份		Redemption Date: (dd/mm/yyyy) 贖回日期 ：	○ Ordinary (1) 普通股 (1)

https://www.esubmission.hkex.com.hk/MonthlyReturn/Form1/Submit.aspx   4/10/2008

				Ordinary (2) 普通股 (2)
				Preference 優先股
				Other Class 其他類別
8. Other 其他	At Price: 價格: HKD	Issue and allotment Date : (dd/mm/yyyy) 發行及配發日期 : （日／月／ 年）	 ○ Ordinary (1) 普通股 (1)	
			Ordinary (2) 普通股 (2)	
			Preference 優先股	
(Please specify) （請註明）			Other Class 其他類別	

Remarks (Max 160 Characters):
備註（最多160個字）：

Authorised Signatory
授權簽署

* Name
  姓名　　　Raymond Lau

* Title
  職銜　　　Company Secretary

OK 確認

Note : All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.
註：聯交所有絕對酌情權可在未經事先通知公司／發行人的情況下，轉載本表格所載的所有資料或將有關資料提供予其他資訊供應商或市場數據使用者。

Monthly Return On Movement of Listed Equity Securities (Form I) - Cont'd
上市股本證券變動月報表 （ 表格 I ） - 續

To copy the form data from the past Monthly Return I form submitted, please input the submission number of the past submission and click 'Copy'
如欲複製上月已呈交的月報表（表格I）內的數據，請輸入上次遞交表格的呈交編號，然後按「複製」

Submission no.
呈交編號

Copy 複製

* MANDATORY FIELDS
必須填寫

* For the month ended (dd/mm/yyyy): 截至月份（日/月/年）：	29/02/2008

Name of Issuer 公司名稱	e-KONG Group Limited
Contact Person 聯絡人	RAYMOND LAU
Contact No. 聯絡電話	281 7188

Submit Date 呈交日期	06/03/2008

Section A A 部　　Section B B 部　　Section C C 部　　Section D D 部

A. Information on Types of Listed Equity Securities (please tick wherever applicable, more than one is acceptable)
A. 上市股本證券類別資料（請在適用者旁加上剔號，可選擇超過一項）

☑ Ordinary shares 普通股　　☐ Preference shares 優先股
☐ Equity Warrants 股本權證　　☐ Other Classes of Shares 其他類別股份

Section A A 部　　Section B B 部　　Section C C 部　　Section D D 部

B. Movement in Authorised Share Capital
B. 法定股本變動

1. Ordinary Shares
1. 普通股

(1) Stock Code : (1) 股份代號：	524		Description : 說明 ：	
	No. of Shares 股份數目	Par Value 面值		Authorised Share Capital 法定股本
Balance at close of preceding month 上月底結存	12000000000	HKD 0.01		120000000
Increase/(Decrease) 增加／（減少） (EGM approval date) （股東特別大會通過日期）				

	(dd/mm/yyyy) （日／月／年） Balance at close of the month 本月底結存			
	12000000000	HKD · 0.01		120000000

(2) Stock Code : (2) 股份代號：		Description : 說明 ：		
	No. of Shares 股份數目	Par Value 面值	Authorised Share Capital 法定股本
Balance at close of preceding month 上月底結存		HKD ·	
Increase/(Decrease) 增加／（減少） 　(EGM approval date) 　(股東特別大會通過日期)			
(dd/mm/yyyy) 　（日／月／年） Balance at close of the month 本月底結存		HKD ·	

2. Preference Shares
2. 優先股

Stock Code : 股份代號 ：		Description : 說明 ：		
	No. of Shares 股份數目	Par Value 面值	Authorised Share Capital 法定股本
Balance at close of preceding month 上月底結存		HKD ·	
Increase/(Decrease) 增加／（減少） 　(EGM approval date) 　(股東特別大會通過日期)			
(dd/mm/yyyy) 　（日／月／年） Balance at close of the month 本月底結存		HKD ·	

3. Other Classes of Shares
3. 其他類別股份

Stock Code : 股份代號 ：		Description : 說明 ：		
	No. of Shares 股份數目	Par Value 面值	Authorised Share Capital 法定股本
Balance at close of preceding month 上月底結存		HKD ·	

Increase/(Decrease)
增加／（減少）
  (EGM approval date)
  (股東特別大會通過日期)

  (dd/mm/yyyy)
  (日／月／年)
Balance at close of the month
本月底結存   HKD

Total Authorised Share Capital at the end of the Month
本月底法定股本總額   HKD   120,000,000

Section A A 部   Section B B 部   Section C C 部   Section D D 部

C. Movement in Issued Share Capital
C. 已發行股本變動

| | No. of ordinary shares 普通股數目 | | No. of Preference shares 優先股數目 | No. of other classes of shares 其他類別股份數目 |
	(1)	(2)		
Balance at close of preceding month 上月底結存	522894200			
Increase/(Decrease) during the month 本月增加／（減少）				
Balance at close of the month 本月底結存	522894200			

Section A A 部   Section B B 部   Section C C 部   Section D D 部

D. Details of Movement
D. 變動詳情

Share Options
購股權

Total No. of Options at Close of Preceding Month 上月底購股權總數	Total Granted During the Month 月內已授出總數	Total Exercised During the Month 月內已行使總數	Total Cancelled During the Month 月內已註銷總數	Total No. of Options Lapsed During the Month 月內已失效總數	Total No. of Options at Close of the Month 本月底購股權總數	No. Of New Shares Arising Therefrom 由此而產生的新股數目
132500	0	0	0	0	132500	0

⦿ Ordinary (1)
  普通股 (1)

○ Ordinary (2)
  普通股 (2)

Total Exercised Money During the Month   HKD   0
月內已行使總金額

○ Preference
  優先股

○ Other Class
  其他類別

Equity Warrants
股本權證

Description of Warrants 權證說明 (Date of Expiry -dd/mm/yyyy) （到期日 - 日／月／年）	Currency of Nominal Value 面值貨幣	Nominal Value at Close of Preceding Month 上月底面值	Exercised During the Month 月內已行使	Nominal Value at Close of the Month 本月底面值	No. Of New Sthares Arising Therefrom 由此而產生的新股數目
1. ( ) Stock Code 股份代號 Subscription Price 認購價	HKD HKD ·				◉ Ordinary (1) 普通股 (1) ○ Ordinary (2) 普通股 (2) ○ Preference 優先股 ○ Other Class 其他類別
2. ( ) Stock Code 股份代號 Subscription Price 認購價	HKD · HKD ·				◉ Ordinary (1) 普通股 (1) ○ Ordinary (2) 普通股 (2) ○ Preference 優先股 ○ Other Class 其他類別
3. ( ) Stock Code 股份代號 Subscription Price 認購價	HKD · HKD ·				◉ Ordinary (1) 普通股 (1) ○ Ordinary (2) 普通股 (2) ○ Preference 優先股 ○ Other Class 其他類別
4. ( ) Stock Code 股份代號 Subscription Price 認購價	HKD · HKD ·				◉ Ordinary (1) 普通股 (1) ○ Ordinary (2) 普通股 (2) ○ Preference 優先股 ○ Other Class 其他類別

Convertibles
可換股票據

Class 類別	Currency of Amount Outstanding 發行貨幣	Amount at Close of Preceding Month 上月底已發行總額	Converted During the Month 月內已換股款額	Amount at Close of the Month 本月底已發行總額	No. Of New Shares Arising Therefrom 由此而產生的新股數目
1.	HKD ·				◉ Ordinary (1) 普通股 (1)

Stock Code 股份代號	○ Ordinary (2) 普通股 (2)
Conversion Price 換股價 HKD ·	○ Preference 優先股
	○ Other Class 其他類別

2. HKD ·	
	⊙ Ordinary (1) 普通股 (1)
Stock Code 股份代號	○ Ordinary (2) 普通股 (2)
Conversion Price 換股價 HKD ·	○ Preference 優先股
	○ Other Class 其他類別

3. HKD ·	
	⊙ Ordinary (1) 普通股 (1)
Stock Code 股份代號	○ Ordinary (2) 普通股 (2)
Conversion Price 換股價 HKD ·	○ Preference 優先股
	○ Other Class 其他類別

Other Issues of Shares
其他股份發行

Type of Securities 證券類別		No. Of New Shares Arising Therefrom 由此而產生的新股數目
1. Please Select One · At Price : HKD · 價格 :	Issue and allotment Date : (dd/mm/yyyy) 發行及配發日期 : （日／月／年）	⊙ Ordinary (1) 普通股 (1) ○ Ordinary (2) 普通股 (2) ○ Preference 優先股 ○ Other Class 其他類別
2. Please Select One · At Price : HKD · 價格 :	Issue and allotment Date : (dd/mm/yyyy) 發行及配發日期 : （日／月／年）	⊙ Ordinary (1) 普通股 (1) ○ Ordinary (2) 普通股 (2) ○ Preference 優先股 ○ Other Class 其他類別
3. Please Select One · At Price : HKD · 價格 :	Issue and allotment Date : (dd/mm/yyyy) 發行及配發日期	⊙ Ordinary (1) 普通股 (1)

		： （日／月／ 年）	○ Ordinary (2) 普通股 (2) ○ Preference 優先股 ○ Other Class 其他類別

4. Please Select One   At Price： HKD ·
                    價格：

Issue and
allotment Date :
(dd/mm/yyyy)
發行及配發日期
：
（日／月／
年）

◉ Ordinary (1)
普通股 (1)

○ Ordinary (2)
普通股 (2)

○ Preference
優先股

○ Other Class
其他類別

5. **Bonus Issue**
  紅股發行

Issue and
allotment Date :
(dd/mm/yyyy)
發行及配發日期
：
（日／月／
年）

◉ Ordinary (1)
普通股 (1)

○ Ordinary (2)
普通股 (2)

○ Preference
優先股

○ Other Class
其他類別

6. **Repurchase of share**
  購回股份

Cancellation
Date:
(dd/mm/yyyy)
註銷日期 ：
（日／月／
年）

◉ Ordinary (1)
普通股 (1)

○ Ordinary (2)
普通股 (2)

○ Preference
優先股

○ Other Class
其他類別

7. **Redemption of share**
  贖回股份

Redemption
Date:
(dd/mm/yyyy)
贖回日期 ：
（日／月／
年）

◉ Ordinary (1)
普通股 (1)

○ Ordinary (2)
普通股 (2)

○ Preference
優先股

○ Other Class
其他類別

8. **Other**
  其他

At Price： HKD ·
價格：

Issue and
allotment Date :
(dd/mm/yyyy)
發行及配發日期
：
（日／月／
年）

◉ Ordinary (1)
普通股 (1)

○ Ordinary (2)
普通股 (2)

○ Preference
優先股

(Please specify)
（ 請註明）

○ Other Class
其他類別

Remarks (Max 160 Characters):
備註（最多160個字）：



Authorised Signatory
授權簽署
* Name
  姓名   Raymond Lau
* Title
  職銜   Company Secretary

Click **Submit** to proceed for approval now OR **Previous** to return to previous page OR **Save** to save the submission for later amendment or approval.
若要即時批准文件，請按呈交；若要返回前頁，請按上一頁；若要儲存以待稍後修改或呈交批准，請按儲存。

| Previous 上一頁 | Submit 呈交 | Save 儲存 |

Note : All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.
註：聯交所有絕對的情權可在未經事先通知公司／發行人的情況下，轉載本表格所載的所有資料或將有關資料提供予其他資訊供應商或市場數據使用者。

Monthly Return On Movement of Listed Equity Securities (Form I)

上市股本證券變動月報表 （ 表格 I ）

Your submission has been approved ! Please record the Submission No. for future reference.
所呈交的文件經已批准！請記下呈交編號以便日後參照。

Submission Details
呈交資料

Date/Time submitted 呈交日期/時間	11/02/2008	12:47:38	Submitted By 呈交者	00524P02
Date/Time Approved 批准日期/時間	11/02/2008	12:47:41	Approved By 審批者	00524P03
Submission No. 呈交編號	EBIS-080211-00042		Status 狀況	Approved

Issuer 發行人	LM00524	e-KONG Group Limited
Type of Agent 代理人類別		
Tier 1 Headline 標題類別 (第一層)	Unvetted	Tier 2 Headline 標題分項 (第二層)　Monthly Return I
Contact Person 聯絡人	RAYMOND LAU	
Contact No. 聯絡電話	2801 7188	

For the month ended :
截至月份： 31/01/2008

Name of Issuer 公司名稱	LM00524	e-KONG Group Limited
Representative Code/Name 代表代號／姓名		
Contact Person 聯絡人	RAYMOND LAU	
Contact Telephone No. 聯絡電話	2801 7188	Date submitted 呈交日期　11/02/2008

Section A A 部　Section B B 部　Section C C 部　Section D D 部

A. Information on Types of Listed Equity Securities (please tick wherever applicable, more than one is acceptable)

A. 上市股本證券類別資料（請在適用者旁加上剔號，可選擇超過一項）

☑ Ordinary shares 普通股　　　Preference shares 優先股
Equity Warrants 股本權證　　　Other Classes of Shares 其他類別股份

B. Movement in Authorised Share Capital
B. 法定股本變動

1. Ordinary Shares
1. 普通股

(1) Stock Code : (1) 股份代號：	524		Description : 說明 :	
	No. of Shares 股份數目		Par Value 面值	Authorised Share Capital 法定股本
Balance at close of preceding month 上月底結存	12,000,000,000	HKD	0.01	120,000,000
Increase/(Decrease) 增加／（減少） 　(EGM approval date) 　(股東特別大會通過日期)				
(dd/mm/yyyy) （日／月／年）				
Balance at close of the month 本月底結存	12,000,000,000	HKD	0.01	120,000,000

(2) Stock Code : (2) 股份代號：			Description : 說明 :	
	No. of Shares 股份數目		Par Value 面值	Authorised Share Capital 法定股本
Balance at close of preceding month 上月底結存		HKD		
Increase/(Decrease) 增加／（減少） 　(EGM approval date) 　(股東特別大會通過日期)				
(dd/mm/yyyy) （日／月／年）				
Balance at close of the month 本月底結存		HKD		

2. Preference Shares
2. 優先股

Stock Code : 股份代號 ：			Description : 說明 :	
	No. of Shares 股份數目		Par Value 面值	Authorised Share Capital 法定股本
Balance at close of preceding month 上月底結存		HKD		
Increase/(Decrease) 增加／（減少） 　(EGM approval date) 　(股東特別大會通過日期)				

```
(dd/mm/yyyy)
（日／月／年）
Balance at close of the
month
本月底結存                                          HKD
```

3. Other Classes of Shares
3. 其他類別股份

Stock Code : 股份代號 ：		Description : 說明 ：	
	No. of Shares 股份數目	Par Value 面值	Authorised Share Capital 法定股本
Balance at close of preceding month 上月底結存		HKD	
Increase/(Decrease) 增加／（減少） (EGM approval date) (股東特別大會通過日期) (dd/mm/yyyy) （日／月／年）			
Balance at close of the month 本月底結存		HKD	

```
Total Authorised Share Capital at the end of the      HKD        120,000,000
Month
本月底法定股本總額
```

Section A A 部   Section B B 部   Section C C 部   Section D D 部

C. Movement in Issued Share Capital
C. 已發行股本變動

	No. of ordinary shares 普通股數目		No. of Preference shares 優先股數目	No. of other classes of shares 其他類別股份數目
	(1)	(2)		
Balance at close of preceding month 上月底結存	522,894,200			
Increase/(Decrease) during the month 本月增加／（減少）				
Balance at close of the month 本月底結存	522,894,200			

Section A A 部   Section B B 部   Section C C 部   Section D D 部

D. Details of Movement
D. 變動詳情

Share Options
購股權

Total No. of		Total	Total No. of

Options at Close of Preceding Month 上月底購股權總數	Total Granted During the Month 月內已授出總數	Total Exercised During the Month 月內已行使總數	Cancelled During the Month 月內已註銷總數	Options Lapsed During the Month 月內已失效總數	Total No. of Options at Close of the Month 本月底購股權總數	No. Of New Shares Arising Therefrom 由此而產生的新股數目
132,500	0	0	0	0	132,500	0

○ Ordinary (1) 普通股 (1)

Ordinary (2) 普通股 (2)

| | | Total Exercised Money During the Month 月內已行使總金額 | | HKD | 0 | Preference 優先股 |

Other Class 其他類別

Equity Warrants
股本權證

Description of Warrants 權證說明 (Date of Expiry -dd/mm/yyyy) （到期日 - 日／月／年）	Currency of Nominal Value 面值貨幣	Nominal Value at Close of Preceding Month 上月底面值	Exercised During the Month 月內已行使	Nominal Value at Close of the Month 本月底面值	No. Of New Shares Arising Therefrom 由此而產生的新股數目
1. ( ) Stock Code 股份代號 Subscription Price 認購價	HKD HKD				○ Ordinary (1) 普通股 (1) Ordinary (2) 普通股 (2) Preference 優先股 Other Class 其他類別
2. ( ) Stock Code 股份代號 Subscription Price 認購價	HKD HKD				○ Ordinary (1) 普通股 (1) Ordinary (2) 普通股 (2) Preference 優先股 Other Class 其他類別
3. ( ) Stock Code 股份代號 Subscription Price 認購價	HKD HKD				○ Ordinary (1) 普通股 (1) Ordinary (2) 普通股 (2) Preference 優先股 Other Class 其他類別
4.	HKD				○ Ordinary (1) 普通股 (1)

```
(            )
```

Stock Code
股份代號

Subscription Price
認購價   HKD

Ordinary (2)
普通股 (2)

Preference
優先股

Other Class
其他類別

Convertibles
可換股票據

Class 類別	Currency of Amount Outstanding 發行貨幣	Amount at Close of Preceding Month 上月底已發行總額	Converted During the Month 月內已換股款額	Amount at Close of the Month 本月底已發行總額	No. Of New Shares Arising Therefrom 由此而產生的新股數目
1. Stock Code 股份代號 Conversion Price 換股價 HKD	HKD				○ Ordinary (1) 普通股 (1) Ordinary (2) 普通股 (2) Preference 優先股 Other Class 其他類別
2. Stock Code 股份代號 Conversion Price 換股價 HKD	HKD				○ Ordinary (1) 普通股 (1) Ordinary (2) 普通股 (2) Preference 優先股 Other Class 其他類別
3. Stock Code 股份代號 Conversion Price 換股價 HKD	HKD				○ Ordinary (1) 普通股 (1) Ordinary (2) 普通股 (2) Preference 優先股 Other Class 其他類別

Other Issues of Shares
其他股份發行

Type of Securities 證券類別			No. Of New Shares Arising Therefrom 由此而產生的新股數目
1. Please Select One	At Price : HKD 價格 :	Issue and allotment Date : (dd/mm/yyyy) 發行及配發日期 : （日／月／	○ Ordinary (1) 普通股 (1) Ordinary (2) 普通股 (2)

			Preference 優先股
			Other Class 其他類別

2. Please Select One · At Price： HKD
價格：

Issue and allotment Date：
(dd/mm/yyyy)
發行及配發日期
：
（日／月／年）

○ Ordinary (1)
普通股 (1)

Ordinary (2)
普通股 (2)

Preference
優先股

Other Class
其他類別

3. Please Select One · At Price： HKD
價格：

Issue and allotment Date：
(dd/mm/yyyy)
發行及配發日期
：
（日／月／年）

○ Ordinary (1)
普通股 (1)

Ordinary (2)
普通股 (2)

Preference
優先股

Other Class
其他類別

4. Please Select One · At Price： HKD
價格：

Issue and allotment Date：
(dd/mm/yyyy)
發行及配發日期
：
（日／月／年）

○ Ordinary (1)
普通股 (1)

Ordinary (2)
普通股 (2)

Preference
優先股

Other Class
其他類別

5. **Bonus Issue**
紅股發行

Issue and allotment Date：
(dd/mm/yyyy)
發行及配發日期
：
（日／月／年）

○ Ordinary (1)
普通股 (1)

Ordinary (2)
普通股 (2)

Preference
優先股

Other Class
其他類別

6. **Repurchase of share**
購回股份

Cancellation Date:
(dd/mm/yyyy)
註銷日期：
（日／月／年）

○ Ordinary (1)
普通股 (1)

Ordinary (2)
普通股 (2)

Preference
優先股

Other Class
其他類別

7. **Redemption of share**
贖回股份

Redemption Date:
(dd/mm/yyyy)
贖回日期：

○ Ordinary (1)
普通股 (1)

		(日／月／年)		Ordinary (2) 普通股 (2)
				Preference 優先股
				Other Class 其他類別
8.Other 其他	At Price : HKD 價格：	Issue and allotment Date : (dd/mm/yyyy) 發行及配發日期 ： (日／月／年)		○ Ordinary (1) 普通股 (1)
				Ordinary (2) 普通股 (2)
				Preference 優先股
(Please specify) （請註明）				Other Class 其他類別

Remarks (Max 160 Characters):
備註（最多160個字）：

Authorised Signatory
授權簽署

* Name
姓名   Raymond Lau

* Title
職銜   Company Secretary

OK 確認

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註：聯交所有絕對酌情權可在未經事先通知公司／發行人的情況下，轉載本表格所載的所有資料或將有關資料提供予其他資訊供應商或市場數據使用者。

